UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# Economic and Financial Analysis Report

# 1Q23

bradesco

# Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balance s compared with the other periods presented.

# Managerial Analysis of Results

bradesco

# 1Q23

## MAIN INFORMATION

### RECURRING NET INCOME

**R$4.3 billion**

**-37.3%** in 12 months (1Q23 vs. 1Q22)
**+168.3%** in the quarter (1Q23 vs. 4Q22)

| QUARTERLY ROAE | QUARTERLY ER |
|---|---|
| **10.6%** | **47.1%** |
| **+6.7 p.p.** | **-0.6 p.p.** |
| in the quarter | in the quarter |

**R$2.9** bi **INTEREST ON SHAREHOLDERS' EQUITY** (gross)
PAYOUT OF 71%
in the quarter

### CLIENT NII

**R$17.0** bi — **+7.3%** in 12 months; **-2.9%** in the quarter

### FEE AND COMMISSION INCOME

**R$8.7** bi — **+1.6%** in 12 months; **-5.5%** in the quarter

### OPERATING EXPENSES

**R$12.8** bi — **+9.3%** in 12 months; **-5.2%** in the quarter

### EXPANDED LOAN PORTFOLIO

**R$879.3** bi — **+5.4%** in 12 months; **-1.4%** in the quarter

### INSURANCE GROUP

| RECURRING NET INCOME | QUARTERLY ROAE |
|---|---|
| **R$1.8** bi | **18.2%** |
| +10.6% in 12 months | |
| -6.4% in the quarter | |

# PRESS RELEASE

In 2023, we celebrate 80 years of history full of achievements and breakthroughs, with a strong presence in the lives of Brazilians, offering an excellent service with complete and innovative solutions. We prioritize the satisfaction of our more than 76 million clients, who are at the heart of our decision-making and, in line with this premise, we recently launched "EncantaBra" – a program with the mission to broaden the understanding of their needs and expectations, and we also strengthened the distribution of the NPS (Net Promoter System) across the network, implementing it in products and in the evaluation of teams, aiming at client's engagement and principality.

We recognize the changes in our clients' profile, which are more connected and demanding, prioritizing agility, security and customization. To assist them in the best way possible, we constantly improve our digital platforms and invest in the enhancement of our wide service network, increasingly focused on generating business units and customer service with an advisory profile, making our structure more efficient and profitable. We operate in all client segments and are undergoing a transformation process, with an overhaul in retail and improvement of our value proposition in high income, where we have room to advance and capture more business opportunities, offering specialized services and expanding the team of investment advisors.

In this environment of accelerated technological evolution, our digital channels accounted for more than 98% of the total transactions and 35% of credits released in the first quarter of 2023. Our digital journey is complete, agile and efficient, making us one of the best onboarding processes among the traditional banks.

Reinforcing our commitment to the ESG agenda, we were recognized, for the fifth consecutive time, in the "S&P Global Sustainability Yearbook", remaining among the world's top-rated banking institutions in sustainable practices.

In the financial field, we started the year with recurring net income of R$4.3 billion, a growth in the quarterly comparison but a decrease in relation to the same period of 2022.

Our loan portfolio grew 5.4% in 12 months and decreased by 1.4% in the quarter, due to the current phase of the credit cycle, as well as the repositioning of our credit policy to less risky modalities. On the other hand, the products with guarantees maintained the growth in 12 months and gained share in the production mix.

Client NII showed a growth of 7.3% compared to 1Q22, reflecting the increase in the loan portfolio, the diversification of the product mix and the positive performance of interest in the fundraising margin. In the credit margin, this dynamic is not repeated in the comparison to the 4Q22 due to the revision of credit policies and the greater rigor in the concession models, which aim to improve the portfolio risk profile and, in consequence, it has produced effects on origination volumes and spreads, as well as the portfolio mix. The market NII has gradually recovered, mainly under the effect of repricing the positions that are part of our ALM.

Fee and commission income reached R$8.7 billion, with a growth of 1.6% in 12 months.

Insurance operations continue to perform well, contributing to the operating income of R$3.7 billion in 1Q23, driven by a 13% growth in billing and by the improved net interest income in 12 months.

Operating expenses are in line with our estimates for 2023, with a decrease of 5.2% in the quarter, mainly due to the control of administrative costs, and growth of 9.3% in 12 months, which was already expected, given the effect of the collective bargaining agreement that occurred in 2022 and the increase of the turnover.

In 2023, we will continue to generate value for the entire society and shareholders, with relevant performance in retail, maintenance of leadership in the corporate sector and important operations in the high-income sector.

Next, we will provide more details about our numbers and results.

Enjoy the reading!

# MAIN INFORMATION

| R$ million (unless otherwise stated) | 1Q23 | 4Q22 | 1Q22 | Variation % (unless otherwise stated) 1Q23 x 4Q22 | 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| **\\ Recurring Income Statement** | | | | | |
| Recurring Net Income [1] | 4,280 | 1,595 | 6,821 | 168.3 | (37.3) |
| Book Net Income | 4,280 | 1,437 | 7,009 | 197.8 | (38.9) |
| Operating Income | 4,844 | (99) | 10,342 | - | (53.2) |
| Net Interest Income | 16,653 | 16,677 | 17,061 | (0.1) | (2.4) |
| Expanded ALL | (9,517) | (14,881) | (4,836) | (36.0) | 96.8 |
| Fee and Commission Income | 8,746 | 9,251 | 8,611 | (5.5) | 1.6 |
| Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income) | (12,793) | (13,491) | (11,702) | (5.2) | 9.3 |
| Income from Insurance, Pension Plans and Capitalization Bonds | 3,669 | 4,300 | 3,286 | (14.7) | 11.7 |
| **\\ Statement of Financial Position** | | | | | |
| Total Assets | 1,864,026 | 1,830,247 | 1,724,422 | 1.8 | 8.1 |
| Loans - Expanded Loan Portfolio | 879,283 | 891,933 | 834,451 | (1.4) | 5.4 |
| - Individuals | 365,312 | 361,101 | 331,404 | 1.2 | 10.2 |
| - Companies | 513,972 | 530,831 | 503,047 | (3.2) | 2.2 |
| Shareholders' Equity | 155,321 | 154,263 | 151,099 | 0.7 | 2.8 |
| Assets under Management | 2,806,033 | 2,770,585 | 2,633,530 | 1.3 | 6.6 |
| **\\ Capital and Liquidity - %** | | | | | |
| Total Ratio | 15.1 | 14.8 | 15.7 | 0.3 p.p. | (0.6) p.p. |
| Tier I Capital | 12.6 | 12.4 | 13.7 | 0.2 p.p. | (1.1) p.p. |
| Liquidity Coverage Ratio (LCR) | 165.2 | 160.1 | 137.4 | 5.1 p.p. | 27.8 p.p. |
| Net Stable Funding Ratio (NSFR) | 121.3 | 120.5 | 118.1 | 0.8 p.p. | 3.2 p.p. |
| **\\ Profitability and Efficiency - %** | | | | | |
| Annualized Return on Average Equity (ROAE) [2] | 10.6 | 3.9 | 18.0 | 6.7 p.p. | (7.4) p.p. |
| Annualized Return on Average Assets (ROAA) | 0.9 | 0.3 | 1.6 | 0.6 p.p. | (0.7) p.p. |
| Efficiency Ratio (ER) | 47.1 | 47.7 | 43.5 | (0.6) p.p. | 3.6 p.p. |
| **\\ Market Indicators** | | | | | |
| Recurring Net Income per Share (accumulated 12 months) - R$ [3] | 1.70 | 1.94 | 2.49 | (12.3) | (31.6) |
| Market Capitalization [4] | 133,121 | 152,508 | 196,132 | (12.7) | (32.1) |
| Dividends/Interest on Shareholders' Equity | 2,446 | 2,347 | 1,998 | 4.2 | 22.4 |
| Price/Earnings Ratio [5] | 7.3 | 7.4 | 7.4 | (0.5) | (0.8) |
| Price to Book Ratio | 0.9 | 1.0 | 1.3 | (10.0) | (30.8) |
| Dividend Yield - % [6] [7] | 7.6 | 2.8 | 4.5 | 4.9 p.p. | 3.1 p.p. |
| **\\ Portfolio Indicators - %** | | | | | |
| Delinquency Ratio (over 90 days) | 5.1 | 4.3 | 3.2 | 0.8 p.p. | 1.9 p.p. |
| Delinquency Ratio (over 60 days) | 6.3 | 5.2 | 4.0 | 1.1 p.p. | 2.3 p.p. |
| NPL Creation - 90 days | 1.9 | 1.2 | 1.2 | 0.6 p.p. | 0.7 p.p. |
| Coverage Ratio (> 90 days) | 182.4 | 204.2 | 235.4 | (21.8) p.p. | (53.0) p.p. |
| Coverage Ratio (> 60 days) | 148.8 | 168.5 | 189.3 | (19.7) p.p. | (40.5) p.p. |

**(1)** According to the non-recurring events described on page 08 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(4)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(5)** Accumulated recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with the highest liquidity.

# RECURRING NET INCOME STATEMENT

For better understanding, comparability and analysis of results, we present the Recurrent Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

| R$ million | 1Q23 | 4Q22 | 1Q22 | Variation % 1Q23 x 4Q22 | Variation % 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| **\\ Net Interest Income** | **16,653** | **16,677** | **17,061** | **(0.1)** | **(2.4)** |
| - Client NII | 16,965 | 17,480 | 15,818 | (2.9) | 7.3 |
| - Market NII | (312) | (803) | 1,243 | (61.1) | (125.1) |
| **\\ Expanded ALL** | **(9,517)** | **(14,881)** | **(4,836)** | **(36.0)** | **96.8** |
| - ALL Expenses | (9,726) | (10,562) | (7,051) | (7.9) | 37.9 |
| - Income from Credit Recovery | 930 | 1,131 | 1,769 | (17.8) | (47.4) |
| - Impairment of Financial Assets | (281) | (65) | 653 | - | - |
| - Granted Discounts / Other (1) | (440) | (534) | (207) | (17.6) | 112.6 |
| - Extraordinary ALL (Large Corporate Client) | - | (4,851) | - | - | - |
| **\\ Gross Income from Financial Intermediation** | **7,136** | **1,796** | **12,225** | **-** | **(41.6)** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 3,669 | 4,300 | 3,286 | (14.7) | 11.7 |
| Fee and Commission Income | 8,746 | 9,251 | 8,611 | (5.5) | 1.6 |
| Operating Expenses | (12,793) | (13,491) | (11,702) | (5.2) | 9.3 |
| Personnel Expenses | (6,031) | (5,967) | (5,501) | 1.1 | 9.6 |
| Other Administrative Expenses | (5,418) | (6,055) | (5,083) | (10.5) | 6.6 |
| Other Income / (Operating Expenses) | (1,344) | (1,469) | (1,118) | (8.5) | 20.2 |
| Tax Expenses | (1,955) | (2,031) | (2,100) | (3.7) | (6.9) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 41 | 76 | 22 | (46.1) | 86.4 |
| **\\ Operating Income** | **4,844** | **(99)** | **10,342** | **-** | **(53.2)** |
| Non-Operating Income | 39 | 28 | 1 | 39.3 | - |
| Income Tax / Social Contribution | (499) | 1,745 | (3,456) | - | (85.6) |
| Non-controlling interests in subsidiaries | (104) | (79) | (66) | 31.6 | 57.6 |
| **\\ Recurring Net Income** | **4,280** | **1,595** | **6,821** | **168.3** | **(37.3)** |

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

# MAIN NON-RECURRING EVENTS

| R$ million | 1Q23 | 4Q22 | 1Q22 |
|---|---|---|---|
| **\\ Recurring Net Income** | **4,280** | **1,595** | **6,821** |
| **\\ Non-Recurring Events** | **-** | **(158)** | **188** |
| Impairment of Non-Financial Assets (1) | - | (109) | - |
| Goodwill Amortization (Gross) | - | (9) | (42) |
| Demutualization of the CIP (Interbank Payments Clearing House) investment | - | - | 231 |
| Other (2) | - | (40) | - |
| **\\ Book Net Income** | **4,280** | **1,437** | **7,009** |

(1) It includes impairment of assets related to the acquisition of the right to provide financial services (payroll), goodwill, intangible and systems/hardware; and (2) Reversal of the earn-out of R$40 million related to the sale of the Merchant E-Solutions Inc. investment made by Cielo.

# SUMMARY ANALYSIS OF RECURRING INCOME

## NET INCOME, RETURNS AND EFFICIENCY

INCOME CHANGE | R$ million

QUARTER



1,595
4Q22
2,668
Extraordinary ALL net of tax effects (Large Corporate Client)
4,262
4Q22 – Not considering Large Corporate Client
(24)
(515)
491
513
(505)
698
(631)
(33)
4,280
1Q23
12 MONTHS
6,821
1Q22
(408)
1,147
Client NII
(1,555)
Market NII
(4,681)
Expanded ALL
135
Fee and Commission Income
(1,091)
Operating Expenses (Personnel + Administrative + Others)
383
Operating Income from Insurance
3,121
Others (1)
4,280
1Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

We started 2023 with a net income of R$4.3 billion. Net interest income with gradual improvement of the market NII due to the portfolio repricing, lower expenses with ALL, as well as lower operating expenses – in particular the administrative expenses. In 12 months, the generation of revenues with the client NII, service provision and insurance operations absorbed the highest expenses with ALL due to default in the retail sector (Individuals and Companies) and the expected increase in operating expenses, mainly due to the effect of the collective bargaining agreement.

These results were reflected in the operating efficiency indicator, whereby the quarterly ER improved by 0.6 p.p. (1Q23 vs.. 4Q22), demonstrating business management and actions in cost control. The behavior of the ER adjusted at the quarterly and accumulated risk is due to the reduction of costs with ALL.

### RECURRING NET INCOME

R$ million



6,515
25.0
75.0
6,821
23.5
76.5
7,041
25.6
74.4
5,223
28.6
71.4
1,595
118.6
(18.6)
4,280
41.4
58.6
1Q21
1Q22
2Q
3Q
4Q
1Q23
Banking Activities %
Insurance Activities %

### ER / RISK-ADJUSTED ER

%



67.9
60.7
45.3
45.0
61.5
60.9
45.6
43.5
61.9
61.3
44.7
42.4
73.6
64.9
44.8
46.5
100.4
82.8
74.7
70.1
45.1
47.7
82.2
79.8
45.9
47.1
1Q21
1Q22
2Q
3Q
4Q
1Q23
Quarterly
12-month
12-month risk-adjusted
Quartely risk-adjusted
Not Considering Large Corporate Client

### ROAE QUARTELY AND ACCRUED

%



18.7
18.0
18.0
16.3
13.1
10.6
18.7
18.0
18.1
13.0
10.3
3.9
10.6
1Q21
1Q22
2Q
3Q
4Q
1Q23
Not Considering Large Corporate Client
Accrued
Quartely

# NET INTEREST INCOME

| R$ million | 1Q23 | 4Q22 | 1Q22 | 1Q23 x 4Q22 R$ | 1Q23 x 4Q22 % | 1Q23 x 1Q22 R$ | 1Q23 x 1Q22 % |
|---|---|---|---|---|---|---|---|
| **\\ Net Interest Income** | **16,653** | **16,677** | **17,061** | **(24)** | **(0.1)** | **(408)** | **(2.4)** |
| **\\ Client NII [1]** | **16,965** | **17,480** | **15,818** | **(515)** | **(2.9)** | **1,147** | **7.3** |
| Average Balance | 723,153 | 730,226 | 683,588 | (138) | | 768 | |
| Average Rate | 9.9% | 9.8% | 9.7% | (377) | | 379 | |
| **\\ Market NII [2]** | **(312)** | **(803)** | **1,243** | **491** | **(61.1)** | **(1,555)** | **(125.1)** |

**(1)** It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

## CLIENT NII - INDICATORS



R$ million
9.7
10.0
10.1
9.8
9.9
6.7
6.8
5.8
3.9 (1)
1.4
4.2
15,818
4,836
10,982
16,947
5,313
11,634
17,527
7,267
10,260
17,480
14,881 (2)
2,599
16,965
9,517
7,448
1Q22
2Q
3Q
4Q
1Q23
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

(1) It excludes the effect of a Large Corporate client and Portfolio Assignments; and
(2) It considers R$4.851 billion of ALL of a Large Corporate client.

## PRODUCT MIX - INDIVIDUALS



%
Mar23 24.6 23.6 19.8 15.9 9.5 6.7
2022 24.7 23.5 19.4 15.8 9.9 6.7
2021 26.2 24.2 17.1 15.4 10.2 6.8
2020 26.8 22.7 16.2 16.0 11.3 7.0
2019 27.0 19.0 17.6 11.5 12.4 12.3
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

## CHANGE IN THE CLIENT NII | R$ million



17,480
(138)
(18)
(13)
(346)
16,965
4Q22
Average Volume
Spread
Products Mix
Number of Days
1Q23
15,818
768
180
160
39
16,965
1Q22
Average Volume
Spread
Products Mix
Number of Days
1Q23

The client NII showed an increase of 7.3% compared to the first quarter of 2022, driven by the growth of the loan portfolio accompanied by a mix of more profitable products and an increase in the margin of liabilities, influencing the average rate at 0.2 p.p., which increased from 9.7% to 9.9%. In relation to 4Q22, much of the margin reduction is related to the smaller number of days, as well as the decrease in the volume of operations due to the revision of credit policies and the greater rigor in the concession models, which aim to improve the portfolio risk profile, which impacts the origination spread and the product mix.

## MARKET NII

The variation of the market NII between quarters occurred mainly due to the improvement of the bank's ALM result and higher gains in treasury operations.

# LOAN PORTFOLIO

## BACEN PORTFOLIO VS. EXPANDED PORTFOLIO

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Quartely | Variation % 12 months |
|---|---|---|---|---|---|
| Individuals | 361,838 | 357,614 | 327,961 | 1.2 | 10.3 |
| Companies | 280,436 | 298,818 | 290,863 | (6.2) | (3.6) |
| **\\ Loan Portfolio - Bacen** | **642,274** | **656,431** | **618,824** | **(2.2)** | **3.8** |
| Sureties and Guarantees | 97,828 | 99,010 | 88,616 | (1.2) | 10.4 |
| Securities [1] | 98,213 | 96,609 | 95,657 | 1.7 | 2.7 |
| Other | 40,969 | 39,883 | 31,353 | 2.7 | 30.7 |
| **\\ Expanded Loan Portfolio** | **879,283** | **891,933** | **834,451** | **(1.4)** | **5.4** |
| **\\ Companies** | **513,972** | **530,831** | **503,047** | **(3.2)** | **2.2** |
| Large Corporates | 340,096 | 354,585 | 335,441 | (4.1) | 1.4 |
| Micro, Small and Medium-Sized Enterprises | 173,876 | 176,246 | 167,606 | (1.3) | 3.7 |
| **\\ Individuals** | **365,312** | **361,101** | **331,404** | **1.2** | **10.2** |
| **Without exchange variation** | | | | **(1.2)** | **4.9** |

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth of 5.4% in the expanded portfolio in 12 months, related to products with guarantees that maintained their growth and gained share in the production mix. In the quarterly comparison, there was a reduction of 1.4%, due to the current moment of the credit cycle, as well as the repositioning of our credit policy to less risky modalities.

Of the total credits released in the 1Q23 (R$64.4 billion), **35% or R$22.4 billion** were through digital channels, with emphasis on payroll-deductible loans, which increased **28%** in relation to the 1Q22.

## LOAN PORTFOLIO VARIATION – BACEN


R$ million
656,431
4,224
(3,354)
(15,028)
642,274
Dec22
Individuals
SMEs
Large Corporates
Mar23
Mar23 vs Dec22


Mar23 vs Mar22
R$ million
618,824
33,876
4,550
(14,976)
642,274
Mar22
Individuals
SMEs
Large Corporates
Mar23

# LOAN PORTFOLIO

## EXPANDED LOAN PORTFOLIO BY CLIENT PROFILE, PRODUCT AND CURRENCY

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| **\\ Individuals** | **365,312** | **361,101** | **331,404** | **1.2** | **10.2** |
| **Consumer Financing** | **254,769** | **252,114** | **230,857** | **1.1** | **10.4** |
| Payroll-deductible Loans | 89,725 | 89,167 | 84,587 | 0.6 | 6.1 |
| Credit Card | 72,294 | 69,955 | 59,061 | 3.3 | 22.4 |
| Personal Loans | 57,974 | 57,185 | 53,251 | 1.4 | 8.9 |
| CDC/Vehicle Leasing | 34,776 | 35,807 | 33,958 | (2.9) | 2.4 |
| **Real Estate Financing** | **86,061** | **84,701** | **78,614** | **1.6** | **9.5** |
| **Other Products** | **24,481** | **24,287** | **21,933** | **0.8** | **11.6** |
| Rural Loans | 15,460 | 15,239 | 12,960 | 1.4 | 19.3 |
| Other | 9,021 | 9,047 | 8,973 | (0.3) | 0.5 |
| **\\ Companies** | **513,972** | **530,831** | **503,047** | **(3.2)** | **2.2** |
| Working Capital | 141,782 | 156,603 | 147,710 | (9.5) | (4.0) |
| Foreign Trade Finance | 46,615 | 48,628 | 60,365 | (4.1) | (22.8) |
| Real Estate Financing | 21,147 | 20,631 | 17,504 | 2.5 | 20.8 |
| BNDES/Finame Onlendings | 16,208 | 15,884 | 15,485 | 2.0 | 4.7 |
| CDC/Leasing | 27,128 | 27,275 | 23,897 | (0.5) | 13.5 |
| Rural Loans | 23,987 | 24,105 | 20,236 | (0.5) | 18.5 |
| Sureties and Guarantees | 97,236 | 98,394 | 88,038 | (1.2) | 10.4 |
| Securities | 98,213 | 96,609 | 95,657 | 1.7 | 2.7 |
| Other | 41,656 | 42,703 | 34,155 | (2.5) | 22.0 |
| **\\ Expanded Loan Portfolio** | **879,283** | **891,933** | **834,451** | **(1.4)** | **5.4** |
| Real | 822,749 | 835,811 | 784,750 | (1.6) | 4.8 |
| Foreign Currency | 56,534 | 56,122 | 49,701 | 0.7 | 13.7 |

**Portfolio Mix**
%



44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
38.7
19.8
41.5
Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

# LOAN PORTFOLIO

## REAL ESTATE FINANCING



Portfolio
R$ million
Total ▲ 73%
Ind. ▲ 86%
Comp. ▲ 34%
61,941
15,768
46,173
81,807
18,060
63,747
96,117
17,504
78,614
98,705
18,231
80,474
102,281
19,518
82,763
105,332
20,631
84,701
107,208
21,147
86,061
Mar20
Mar21
Mar22
June
Sept
Dec
Mar23
Individuals
Companies



Origination
R$ million
▲ 34%
4,516
954
3,562
7,770
788
6,982
5,070
1,284
3,786
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
6,060
2,009
4,050
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Borrower
Builder

### Profile of the Individual Portfolio – Origination 1Q23

Average term: **341 Months**

| R$644 Thousand | R$397 Thousand | 61.6% | 51.7% |
|---|---|---|---|
| Average Property Valuation | Average Funding | Loan to Value | Loan to Value (Stock) |



Units Financed
▼ 12%
17,092
5,070
12,022
27,157
4,432
22,725
17,613
5,793
11,820
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
15,092
6,572
8,520
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Borrower
Builder

## PAYROLL-DEDUCTIBLE LOANS



Portfolio
%
61.4
60.8
60.7
60.9
60.7
R$ million
84,587
86,078
88,327
89,167
89,725
87.2
33.3
53.9
12.8
37.8
49.6
12.6
41.3
46.3
12.4
44.0
44.2
11.8
46.9
41.7
11.5
88.6
Mar22
June
Sept
Dec
Mar23
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans



Distribution of the Portfolio by Sector
%
46.6
5.0
48.4
48.1
5.1
46.8
49.5
5.3
45.2
Mar21
Mar22
Mar23
Public Sector
Private Sector
Social Security National Institute (INSS)

### MARKET SHARE

| Mar23 | | |
|---|---|---|
| 14.8% | 17.3% | Social Security |
| Total | 11.4% | Private |
| | 13.5% | Public |

We had a 6.1% growth in 12 months (1Q23 vs. 1Q22), mainly in the public sector. Improvements in our marketing means providing a better customer experience by driving the use of digital channels. Highlight for operations via the mobile App, which grew 53% in the year and 29% in the quarter, showing constant evolution in representativeness on the total portfolio.

# LOAN PORTFOLIO

## VEHICLE FINANCING


Portfolio
R$ million
Total ▲ 33%
Ind. ▲ 17%
Comp. ▲ 61%
47,087
47,991
58,467
60,903
62,705
63,815
62,682
17,084
17,984
24,083
25,359
26,612
27,642
27,545
30,003
30,007
34,384
35,544
36,092
36,173
35,137
Mar20
Mar21
Mar22
June
Sept
Dec
Mar23
Individuals
Companies


Distribution of the Portfolio by Product
%
6.3
1.4
92.3
5.4
1.3
93.4
5.8
1.3
92.9
Mar21
Mar22
Mar23
Finame Portfolio
Leasing Portfolio
CDC Portfolio

## BRADESCO ORIGINATION – FINANCING

| R$1.5 Bi | R$61 Thousand | 44 Months | 37% |
|---|---|---|---|
| Average Monthly Production | Average Ticket | Average Term | Average Inflows |

Production R$ Jan23 – Mar23

## BRADESCO ORIGINATION

| R$0.6 Bi | R$86 Thousand | 48 Months | 40% |
|---|---|---|---|
| Average Monthly Production | Average Ticket | Average Term | Average Inflows |

Production R$ Jan23 – Mar23

## EXPANDED LOAN PORTFOLIO DISTRIBUTION | BY ECONOMIC SECTOR

| R$ million | Mar23 | % | Dec22 | % | Mar22 | % |
|---|---|---|---|---|---|---|
| **\\ Economic Sector** | | | | | | |
| **\\ Public Sector** | **13,436** | **1.5** | **12,922** | **1.4** | **13,654** | **1.6** |
| Petrol, derived and aggregated activities | 7,250 | 0.8 | 7,976 | 0.9 | 8,455 | 1.0 |
| Production and distribution of electricity | 5,443 | 0.6 | 4,794 | 0.5 | 5,003 | 0.6 |
| Other sectors | 743 | 0.1 | 152 | - | 196 | - |
| **\\ Private Sector** | **865,847** | **98.5** | **879,011** | **98.6** | **820,797** | **98.4** |
| **Companies** | **500,535** | **56.9** | **517,910** | **58.1** | **489,393** | **58.6** |
| Services | 99,325 | 11.3 | 98,473 | 11.0 | 76,095 | 9.1 |
| Retail | 52,725 | 6.0 | 52,991 | 5.9 | 48,198 | 5.8 |
| Transportation and concession | 38,071 | 4.3 | 39,043 | 4.4 | 37,828 | 4.5 |
| Real estate and construction activities | 32,662 | 3.7 | 37,542 | 4.2 | 37,059 | 4.4 |
| Wholesale | 26,923 | 3.1 | 31,074 | 3.5 | 27,602 | 3.3 |
| Food products | 23,213 | 2.6 | 22,051 | 2.5 | 23,797 | 2.9 |
| Automotive | 12,327 | 1.4 | 14,526 | 1.6 | 15,778 | 1.9 |
| Other sectors | 215,289 | 24.5 | 222,210 | 24.9 | 223,036 | 26.7 |
| **Individuals** | **365,312** | **41.5** | **361,101** | **40.5** | **331,404** | **39.7** |
| **\\ Total** | **879,283** | **100.0** | **891,933** | **100.0** | **834,451** | **100.0** |

# LOAN PORTFOLIO

## PORTFOLIO BY DEBTORS

We have a diversified portfolio, with no relevant concentrations of specific clients.



%
29.5
29.7
30.1
29.3
29.3
22.5
22.9
23.6
22.9
22.9
13.5
14.1
15.0
14.2
14.6
8.3
8.7
9.8
9.4
9.6
1.4
1.4
1.4
1.4
1.4
Mar22
June
Sept
Dec
Mar23
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

## FLOW OF MATURITIES [1]

Below the loan portfolio's time profile is shown.

| % | Mar23 | Dec22 | Mar22 |
|---|---|---|---|
| 1 to 30 days | 11.5 | 12.6 | 12.0 |
| 31 to 60 days | 7.4 | 7.2 | 6.2 |
| 61 to 90 days | 6.0 | 5.0 | 6.0 |
| 91 to 180 days | 11.1 | 11.1 | 11.0 |
| **\\ Short-Term** | **35.9** | **35.9** | **35.2** |
| 181 to 360 days | 14.3 | 14.4 | 14.8 |
| Over 360 days | 49.8 | 49.7 | 50.0 |
| **\\ Medium / Long-Term** | **64.1** | **64.1** | **64.8** |

(1) Only normal course operations of the Bacen Portfolio.

## CHANGES IN EXPANDED LOAN PORTFOLIO BY RATING | In R$ million (unless otherwise stated)

Loan granting processes meant that 94.7% of the new crops of loans were rated AA – C (in 12 months).

| Changes in Expanded Loan Portfolio by Rating between March 2022 and 2023 | Total Credit on March 2023 | | New Customers between April 2022 and March 2023 | | Remaining clients from March 2022 | |
|---|---|---|---|---|---|---|
| Rating | R$ million | % | R$ million | % | R$ million | % |
| AA - C | 780,115 | 88.7% | 53,696 | 94.7% | 726,420 | 88.3% |
| D | 22,000 | 2.5% | 1,221 | 2.2% | 20,780 | 2.5% |
| E - H | 77,168 | 8.8% | 1,788 | 3.1% | 75,380 | 9.2% |
| **\\ Total** | **879,283** | **100.0%** | **56,704** | **100.0%** | **822,579** | **100.0%** |

## OPENING OF THE EXPANDED PORTFOLIO BY RATING AND CLIENT SIZE (in %)

Loans classified between AA-C represent 90% of the total portfolio.

| Customer Profile | Mar23 | | | Dec22 | | | Mar22 | | |
|---|---|---|---|---|---|---|---|---|---|
| | AA-C | D | E-H | AA-C | D | E-H | AA-C | D | E-H |
| Large Corporates | 93.0 | 0.3 | 6.7 | 92.9 | 0.3 | 6.8 | 93.7 | 0.1 | 6.2 |
| Micro, Small and Medium-Sized Enterprises | 86.0 | 3.3 | 10.7 | 87.0 | 3.4 | 9.6 | 88.2 | 4.3 | 7.5 |
| Individuals | 86.0 | 4.2 | 9.8 | 87.1 | 4.3 | 8.6 | 89.1 | 3.8 | 7.1 |
| **\\ Total** | **88.7** | **2.5** | **8.8** | **89.4** | **2.5** | **8.1** | **90.7** | **2.4** | **6.9** |

# EXPENSES WITH EXPANDED ALL

| R$ million | 1Q23 | 4Q22 | 1Q22 | Variation % 1Q23 x 4Q22 | Variation % 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| ALL Expenses | (9,726) | (10,562) | (7,051) | (7.9) | 37.9 |
| Income from Credit Recovery | 930 | 1,131 | 1,769 | (17.8) | (47.4) |
| Impairment of Financial Assets | (281) | (65) | 653 | - | - |
| Granted Discounts / Other (1) | (440) | (534) | (207) | (17.6) | 112.6 |
| **Subtotal** | **(9,517)** | **(10,030)** | **(4,836)** | **(5.1)** | **96.8** |
| Extraordinary ALL (Large Corporate Client) (2) | - | (4,851) | - | - | - |
| **\\ Expanded ALL** | **(9,517)** | **(14,881)** | **(4,836)** | **(36.0)** | **96.8** |

(1) Includes the result with BNDU, provision for sureties and guarantees, and others; and (2) In the 4Q22, includes provision for sureties and guarantees in the amount of R$405 million.



Expanded ALL/ Expanded Loan Portfolio
%
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
3.3
6.7
4.5
4.3
Expanded ALL
R$ million
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
7,267
14,881
4,851
10,030
9,517
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

The expanded ALL remains impacted by the conditions of the economic scenario, which reflected in the credit cycle (mainly retail).

We continue to act on the criteria for concession loans and we reduced the approval rate in retail for another consecutive quarter, demonstrating our commitment to ensuring continuous and sustainable portfolio growth.

In the 1Q23, the ALL stock totaled R$60.0 billion, representing 9.3% of the loan portfolio, equivalent to a coverage ratio for the NPL over 90 days of about 182%.



ALL – Wholesale and Retail
R$ million
3,907
4,069
(162)
Mar21
4,836
6,439
(1,603)
Mar22
9,517
9,433
84
Mar23
Wholesale
Retail



Approval Rate - Retail Credit
Base 100
100
95
85
86
67
64
Dec21
Mar22
June
Sept
Dec
Mar23

# LOAN INDICATORS

## RENEGOTIATED PORTFOLIO



Evolution of the balance of the Portfolio
R$ billion
▲ 20%
29.4
5.4
24.0
30.3
4.5
25.8
31.4
5.1
26.3
32.6
5.3
27.3
34.4
5.3
29.1
36.4
4.6
31.8
Mar21
Mar22
June
Sept
Dec
Mar23
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio showed a growth of 5.8% in the quarter, totaling R$36.4 billion in March 2023, with 54.5% of the renegotiations originating from delays of less than 90 days.

The delinquency ratio over 90 days of the renegotiated portfolio increased by 1.5 p.p.



Renegotiated Portfolio / Bacen Portfolio
%
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
5.1
5.2
5.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23



ALL / Renegotiated Portfolio
%
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
62.5
63.3
63.3
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23



Delinquency ratio over 90 days
%
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
19.8
21.6
23.1
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23

# LOAN INDICATORS

## DELINQUENCY RATIOS

### OVER 90 DAYS - %


Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

### OVER 90 DAYS | TOTAL - %


R$ million
Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Portfolio Sale (1)
Total - With Portfolio Sale
Total - Without Portfolio Sale

(1) Portfolio sales considered from December 2019.

### 15 TO 90 DAYS - %


Dec16 Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Our delinquency is focused on the retail portfolio of Individuals, Micro and Small Enterprises, segments that naturally suffer most in adverse persistent inflation and high interest scenarios. In the portfolio of Large Corporates, the deliquency over 90 days remains at the lowest levels of the historical series, and the increase in the indicator from 15 to 90 days is related to 100% provisioned Large Corporate clients.

The total delinquency of the portfolio reached 4.6% between 15 to 90 days and 5.1% over 90 days. The reviews and adjustments in credit policies that are being carried out in this aggravated scenario have brought the default of the new crops to lower levels than those observed today.

# LOAN INDICATORS

## COVERAGE RATIOS AND PROVISION

The total provision on the portfolio reached 9.3%, an increase of 0.5 p.p. compared to 8.8% in the 4Q22. The coverage ratio above 90 days reached 182%, largely influenced by the increase in the delinquency concentrated in the mass portfolio, which naturally suffers greater impacts in adverse scenarios. This cycle of losses tends to be eased by the new crops, which are being produced by a more restrictive concession policy.

### Coverage Ratio - %



425 602 994 955 688 557 508 506 384 327 298 310 278
228 299 398 403 350 325 297 261 235 218 201 204 182
(1)
121 124 121 118 120 117 115 111 105 101 98 105 99
4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3 4.8 5.8
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
E-H Non-Performing Loans

(1) Disregarding the impact of a Large Corporate client, the Coverage over 90 days would be 188%.

### Composition of the Provision



%
8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8 8.8 9.3
R$ million
40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334 57,741 60,032
9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743 11,081 9,397
14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799 22,809 21,880
16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792 23,850 28,756
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Expected Loss
31,276
Loss Incurred
28,756
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

### Portfolio in Arrears



%
4.6 3.6 2.7 2.9 3.3 3.1 3.2 3.4 4.0 4.4 4.7 5.2 6.3
3.7 3.0 2.3 2.2 2.5 2.5 2.6 2.8 3.2 3.5 3.9 4.3 5.1
R$ million
21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108 34,269 40,351
17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076 28,277 32,906
Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Overdue for over 60 days / Bacen Portfolio
Overdue for over 90 days / Bacen Portfolio

# LOAN INDICATORS

## NPL CREATION | 90 DAYS vs. WRITE-OFFS

Increase in the NPL Creation mainly in Individuals and micro and small enterprises, given the adverse scenario of persistent inflation and high interest rates. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.

**NPL Creation**


R$ million
1.2%
1.4%
1.5%
1.7%
1.9%
1.2%
1.1%
1.1%
1.2%
1.9%
7,378
7,499
5,344
1,965
69
7,212
9,180
4,700
2,422
91
7,191
9,979
4,828
2,358
5
8,114
10,902
5,068
3,002
45
11,995
12,026
7,661
3,886
448
1Q22
2Q
3Q
4Q
1Q23
Large Corporates
Individuals
Not Considering Portfolio Sale
Micro, Small and Medium-Sized Enterprises
NPL Creation / Carteira Bacen

**Write-offs**


R$ million
4,686
3,146
1,268
271
4,878
2,985
1,739
154
4,481
3,157
1,317
7
4,913
3,219
1,683
12
7,366
4,524
2,536
306
1Q22
2Q
3Q
4Q
1Q23
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 1Q23, gross ALL expenses accounted for 81% of the NPL Creation.

**Gross ALL Expenses X NPL Creation - 90 days**


R$ million
96%
113%
119%
185%
130%
81%
7,378
7,051
7,212
8,148
7,191
8,587
8,114
15,008
4,446
10,562
11,995
9,726
1Q22
2Q
3Q
4Q
1Q23
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client (1)
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 million.

# MAIN FUNDING SOURCES

## FUNDS RAISED AND MANAGED

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| Demand Deposits | 47,967 | 58,029 | 51,279 | (17.3) | (6.5) |
| Savings Deposits | 128,312 | 134,624 | 134,395 | (4.7) | (4.5) |
| Time Deposits + Debentures | 417,364 | 415,368 | 369,846 | 0.5 | 12.8 |
| Borrowings and Onlending | 51,123 | 58,595 | 58,965 | (12.8) | (13.3) |
| Funds from Issuance of Securities | 242,411 | 226,815 | 182,185 | 6.9 | 33.1 |
| Subordinated Debts | 47,886 | 52,241 | 49,716 | (8.3) | (3.7) |
| **\\ Subtotal** | **935,061** | **945,673** | **846,386** | **(1.1)** | **10.5** |
| Obligations for Repurchase Agreements (1) | 274,156 | 248,632 | 253,031 | 10.3 | 8.3 |
| Interbank Deposits | 1,309 | 1,553 | 2,337 | (15.7) | (44.0) |
| Working Capital (Own/Managed) | 124,315 | 124,282 | 124,602 | - | (0.2) |
| Foreign Exchange Portfolio | 25,215 | 23,535 | 27,423 | 7.1 | (8.1) |
| Payment of Taxes and Other Contributions | 5,649 | 729 | 7,665 | - | (26.3) |
| Technical provisions for insurance, pension plans and capitalization bonds | 332,905 | 324,024 | 301,001 | 2.7 | 10.6 |
| **\\ Funds raised** | **1,698,611** | **1,668,429** | **1,562,444** | **1.8** | **8.7** |
| **\\ Investment Funds and Managed Portfolios** | **1,107,422** | **1,102,156** | **1,071,086** | **0.5** | **3.4** |
| **\\ Total Assets under Management** | **2,806,033** | **2,770,585** | **2,633,530** | **1.3** | **6.6** |

(1) It does not consider debentures.

## LOANS VS. FUNDING

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Quarter | Variation % 12 months |
|---|---|---|---|---|---|
| **\\ Funding vs. Investments** | | | | | |
| Demand Deposits + Sundry Floating | 53,616 | 58,758 | 58,944 | (8.8) | (9.0) |
| Savings Deposits | 128,312 | 134,624 | 134,395 | (4.7) | (4.5) |
| Time Deposits + Debentures | 417,364 | 415,368 | 369,846 | 0.5 | 12.8 |
| Funds from Financial Bills | 233,600 | 214,424 | 171,028 | 8.9 | 36.6 |
| **\\ Customer Funds (1)** | **832,892** | **823,175** | **734,213** | **1.2** | **13.4** |
| (-) Reserve Requirements | (103,691) | (101,974) | (84,569) | 1.7 | 22.6 |
| (-) Available Funds (Brazil) | (14,495) | (14,617) | (14,437) | (0.8) | 0.4 |
| **\\ Customer Funds Net of Reserve Requirements** | **714,706** | **706,585** | **635,207** | **1.1** | **12.5** |
| Borrowings and Onlending | 51,123 | 58,595 | 58,965 | (12.8) | (13.3) |
| Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards) | 88,401 | 97,730 | 92,095 | (9.5) | (4.0) |
| **\\ Total Funding (A)** | **854,230** | **862,910** | **786,267** | **(1.0)** | **8.6** |
| **\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)** | **781,455** | **792,923** | **745,834** | **(1.4)** | **4.8** |
| **\\ B / A** | **91.5%** | **91.9%** | **94.9%** | **(0.4) p.p.** | **(3.4) p.p.** |

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

# FEE AND COMMISSION INCOME

| R$ million | 1Q23 | 4Q22 | 1Q22 | 1Q23 x 4Q22 | 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| Card Income | 3,620 | 3,817 | 3,143 | (5.2) | 15.2 |
| Checking Account | 1,848 | 1,905 | 1,949 | (3.0) | (5.2) |
| Asset Management | 780 | 768 | 781 | 1.6 | (0.1) |
| Consortium Management | 570 | 591 | 565 | (3.6) | 0.9 |
| Collections and Payments | 559 | 562 | 575 | (0.5) | (2.8) |
| Loans Operations | 549 | 606 | 731 | (9.4) | (24.9) |
| Custody and Brokerage Services | 340 | 362 | 348 | (6.1) | (2.3) |
| Underwriting / Financial Advisory Services | 145 | 341 | 236 | (57.5) | (38.6) |
| Other | 335 | 299 | 283 | 12.0 | 18.4 |
| **\\ Total** | **8,746** | **9,251** | **8,611** | **(5.5)** | **1.6** |
| **\\ Business Days** | **63** | **62** | **62** | **1** | **1** |

Income of R$8.7 billion in a quarter influenced by the seasonality of the beginning of the year.

CARD INCOME – The volume traded exceeded R$79.8 billion, a growth of 19.7% compared to the first quarter of the previous year. This evolution portrays the expansion of the card penetration in all segments, especially High Income, which showed a growth of more than 39% in the card portfolio, increasing the representativeness by 5 p.p., strengthening our active base.

CHECKING ACCOUNT – The revenues reached R$1.8 billion in 1Q23, representing 21% of the total revenues. We continue offering solutions to meet all the demands and needs of our more than 38 million account holders, who grew +1.3 million in 12 months.

ASSET MANAGEMENT – The largest risk aversion demonstrated by the investor, combined with the current level of interest rates, resulted in a strong migration of funds to private credit fixed income funds, with Bradesco Asset having major prominence in the capture of this class of funds.

Bradesco Asset is always attentive to offer products that capture market opportunities through a proprietary analysis and qualified team. Offering clients a complete portfolio of investment solutions, aligned with investors' profiles and their objectives.



Volume Traded - Credit Cards
R$ million
▲19.7%
▲0.3%
53,803
52,101
66,640
73,570
78,363
79,537
79,779
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23



In million
70.0
70.7
74.8
75.5
76.8
77.1
76.7
30.7
33.2
37.0
37.6
38.0
38.0
38.3
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Checking Account Holders
Total Customers (1)
(1) It excludes the overlap of clients.



Investments Funds and Managed Portfolios
R$ billion
915
1,044
1,071
1,059
1,093
1,102
1,107
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23

# FEE AND COMMISSION INCOME

LOAN OPERATIONS – The reduction in revenues in the periods is related to the lower volume of origination of operations, reflection of the repositioning of our credit policy, in particular operations with the Corporate segment.

COLLECTIONS AND PAYMENTS – Income of R$559 million in the quarter, maintaining representativeness over the total revenues of services, even in view of the new payment methods available to clients, which make the market increasingly competitive and fierce.

CONSORTIA – Market leader, with active presence in the segments of movable and immovable assets, through a complete portfolio for account holders and non-account holders, also being the administrator that is more contemplated in the country. In 12 months, there was a 172% growth in sales in digital channels and 65% in agribusiness (active heavy duty quotas). The 12-month comparison is impacted by the new accounting rule that occurred in the second half of 2022. Considering this effect in the 1Q22, the increase would be 13%.

**Number of Outstanding Consortium Quotas**

In thousands



1,585
1,516
1,522
1,537
1,573
1,570
1,533
1,262
1,220
1,189
1,180
1,206
1,160
1,127
71
69
95
112
114
158
156
252
227
238
245
254
251
251
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23
Real Estate
Trucks
Auto

UNDERWRITING / FINANCIAL ADVISORY SERVICES – The reduction in the comparative periods is mainly related to the reduction in Investment Banking businesses. Below are the main highlights in the period:

**Fixed Income:** Advice and structuring in transactions with a volume of about R$3 billion.

**Variable Income:** Coordination and distribution of the only Equities transaction in the Brazilian market in the 1Q23, with a total volume of R$4 billion (ranking of Dealogic Bookrunner Volume – Fully marketed follow-ons).

**Mergers and Acquisitions:** Advisory services in four transactions, totaling around R$3 billion, placing us as 2nd in the TTR ranking by number of transactions.

CUSTODY AND BROKERAGE

**Brokerage –** Revenues related to the opportunities obtained with the volatility of the capital market. We have a diversified portfolio of products and a comprehensive investment platform from Ágora.

**Custody –** The revenue is related to the number of issues and cancellations of ADRs / UNITs over the course of 12 months. In the 1Q23, we registered R$2.1 trillion of assets under custody.

**Assets under Custody**

R$ billion



1,590
1,977
2,102
2,002
2,109
2,122
2,119
1Q20
1Q21
1Q22
2Q
3Q
4Q
1Q23

# OPERATING EXPENSES

| R$ million | 1Q23 | 4Q22 | 1Q22 | Variation % 1Q23 x 4Q22 | Variation % 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| **\\ Personnel Expenses** | | | | | |
| **Structural** | **4,919** | **5,185** | **4,456** | **(5.1)** | **10.4** |
| Payroll/Social Charges | 3,482 | 3,695 | 3,211 | (5.8) | 8.4 |
| Benefits | 1,437 | 1,490 | 1,245 | (3.6) | 15.4 |
| **Non-Structural** | **1,112** | **782** | **1,045** | **42.2** | **6.4** |
| Management and Employee Profit Sharing | 711 | 436 | 775 | 63.1 | (8.3) |
| Provision for Labor Claims | 224 | 195 | 160 | 14.9 | 40.0 |
| Termination Costs | 155 | 103 | 90 | 50.5 | 72.2 |
| Training | 22 | 48 | 20 | (54.2) | 10.0 |
| **\\ Total - Personnel Expenses** | **6,031** | **5,967** | **5,501** | **1.1** | **9.6** |
| **\\ Administrative Expenses** | | | | | |
| Outsourced Services | 1,285 | 1,512 | 1,251 | (15.0) | 2.7 |
| Depreciation and Amortization | 1,035 | 954 | 847 | 8.5 | 22.2 |
| Data Processing | 772 | 764 | 631 | 1.0 | 22.3 |
| Asset Maintenance | 346 | 378 | 355 | (8.5) | (2.5) |
| Rent | 307 | 314 | 308 | (2.2) | (0.3) |
| Financial System Services | 288 | 377 | 270 | (23.6) | 6.7 |
| Communication | 288 | 319 | 338 | (9.7) | (14.8) |
| Advertising and Marketing | 287 | 641 | 360 | (55.2) | (20.3) |
| Transportation | 196 | 203 | 195 | (3.4) | 0.5 |
| Security and Surveillance | 151 | 144 | 147 | 4.9 | 2.7 |
| Utilities (Water, Electricity and Gas) | 90 | 80 | 105 | 12.5 | (14.3) |
| Travel | 30 | 40 | 9 | (25.0) | - |
| Materials | 29 | 28 | 30 | 3.6 | (3.3) |
| Other | 314 | 301 | 237 | 4.3 | 32.5 |
| **\\ Total - Administrative Expenses** | **5,418** | **6,055** | **5,083** | **(10.5)** | **6.6** |
| **\\ Total Administrative + Personnel Expenses** | **11,449** | **12,022** | **10,584** | **(4.8)** | **8.2** |
| **\\ Other Operating Expenses Net of Revenue** | | | | | |
| Expenses with Marketing of Cards | 469 | 695 | 474 | (32.6) | (1.1) |
| Civil and Tax Contingencies | (154) | 567 | 252 | - | - |
| Claims | 153 | 213 | 296 | (28.2) | (48.3) |
| Other | 876 | (7) | 96 | - | - |
| **\\ Total - Operating Expenses Net of Revenue** | **1,344** | **1,469** | **1,118** | **(8.5)** | **20.2** |
| **\\ Total Operating Expenses** | **12,793** | **13,491** | **11,702** | **(5.2)** | **9.3** |

# OPERATING EXPENSES

## PERSONNEL EXPENSES

Stability in the quarter and increase of 9.6% in 12 months, reflecting the effects of the collective bargaining agreement, especially bank workers, who had an 8% readjustment in wages and 10% in benefits from September 2022.

## ADMINISTRATIVE EXPENSES

Reduction of 10.5% compared to the previous quarter, reflecting the control of administrative costs, mainly in third-party services, and the lower expenses in publicity/advertising.
In the comparison of 12 months there was an increase of 6.6%, due to the higher volume of business, besides greater investments in technology and digital channels, in order to improve the way we serve.

**Branches / Business Units / Service Centers**



8,794
4,709
773
3,312
Mar21
8,317
4,396
973
2,948
Mar22
8,227
4,325
976
2,926
June
8,148
4,281
996
2,871
Sept
7,930
4,169
897
2,864
Dec
7,773
4,119
799
2,855
Mar23
Branches
Business Units
Service Centers

Always prioritizing the promotion of excellent services to our clients, we are investing in the optimization of our service network, leaner and focused on business generation units, making our structure more efficient and profitable, adapting the cost of serving.

## OTHER OPERATING EXPENSES, NET OF INCOME

The variations in the periods are mainly influenced by the reversals of tax cases carried out in the 1Q23 and by lower expenses in the commercialization of cards and claims, which were compensated by the reinforcement of other operational provisions related to the business.

# DYNAMICS OF THE INSURANCE BUSINESS

| INFORMATION | Income | | Quarterly ROAE | Revenues | |
|---|---|---|---|---|---|
| 1Q23 | R$1,770MM | -6.4% in the quarter<br>+10.6% in 12 months | 18.2% | R$24,997MM | +2.0% in the quarter<br>+13.0% in 12 months |

Grupo Bradesco Seguros registered an expansion of 13.0% in Revenues in the first quarter of 2023, compared to the same period of 2022, totaling R$25 billion. The Net Income reached R$1.8 billion, which represents an increase of 10.6% in the same comparison basis. The Financial Income increased by 23.4% in the quarter, influenced by the behavior of the economic and financial ratios.

The evolution of Revenues, the improvement of the Marketing Index and the good performance of the net interest income contributed to the advancement of the Income from Insurance, Pension Plan and Capitalization Operations, which reached R$3.7 billion in the quarter, a growth of 11.7% in comparison to the 1Q22, exceeding the guidance of the Insurance Group established for the year, from 6% to 10%. It is also worth highlighting the growth of 13.4% of the Operating Income compared to the same period of the previous year and the permanence of the Operating Efficiency Ratio in 3.7%, one of the best levels of recent years.

The Technical Provisions of the Group increased by 10.6%, reaching R$333 billion, with emphasis on the lines of Health, Life and Pension, and Financial Assets evolved by 7.6%, reaching R$353 billion. In indemnities and benefits, R$12.3 billion was paid in the first quarter, up 16% from the same period of 2022.

In the quarter, always focusing on customer-centricity, aiming to provide the best experience along their journey, and to support the broker, the Insurance Group has continued to intensify efforts and investments in innovation and technology, evolving in its strategy of processes and digital transformation. The revenue resulting from the commercialization of products, with more than 765 thousand transactions through the features available on its online channels exceeded R$762 million in the 1Q23, which represents a growth of 45% compared to the 1Q22.

Atlântica Hospitais e Participações – a management and investment company in hospitals and health of the Grupo Bradesco Seguros – and Hospital Israelita Albert Einstein announced the establishment of a joint venture for the constitution of a new hospital in the city of São Paulo. With a total investment estimated at R$600 million, the unit should have 300 beds with individual accommodation (60 for Adult ICU), all medical specialties, as well as maternity, neonatal ICU, pediatrics and Child ICU. The construction, under the responsibility of BSP Empreendimentos Imobiliários, a company that also integrates the Insurance Group, should be completed in 2027.

Bradesco Saúde adopted a new co-participation model, which made its plans more flexible and accessible to small enterprises, and also launched, for the beneficiary, a co-participation simulator, which provides more transparency and planning in costs. In another initiative for the small enterprise segment, the company improved the broker's experience in the Business Portal, with the use of Bradesco Artificial Intelligence (BIA) in certain processes.

It is also worth noting that, in the period, Bradesco Saúde achieved, once again, the maximum score (1.0) in the Supplementary Health Performance Index (IDSS) 2022 (reference year 2021), granted by the ANS. In addition, for the third consecutive year, it came first in the Health Plan category of the research "The Most Beloved in Rio", promoted by Revista Veja Rio (magazine) in partnership with the technology company MindMiners.

In the Private Security segment, Bradesco Vida e Previdência launched a family of Target Date pension funds, in the PGBL and VGBL modalities. With an innovative management model in the Brazilian market, under the responsibility of Bradesco Asset, and aligned with the best international practices of allocation of Pension assets, the product has as main characteristic the automatic adjustment of the portfolio throughout the accumulation phase, with no need for reallocation of funds. Scheduled maturities are available for 2030, 2040, 2050 and 2060.

The company also launched three private pension funds for different investor profiles, two of them in partnership with third-party managers. In addition to the increasing sophistication of the product grid promoted in recent years, the new initiatives reinforce Bradesco Vida e Previdência's commitment to offer complete solutions in private security for all the moments of life and needs of its clients. In the Life business, the company has made changes to improve the journey of purchasing its products.

In the Auto and Residential Insurance segments, Bradesco Auto/RE had an important role in paying compensation and providing assistance to insured persons affected by natural disasters resulting from the summer rains. The highlight was due to the Emergency Claims Treatment Operation, carried out on the North coast of São Paulo, speeding up the damage assessment and compensation to the insured affected by the rains. In Property and Casualty, it is important to note the evolution of the Residential segment, whose revenue grew 25.5% in the quarter, compared to the same period of 2022.

Bradesco Auto/RE also started using Artificial Intelligence (A.I.) in detecting total loss (T.L.) of vehicles, offering support to referenced repair garages throughout Brazil with a structured database. And expanded the performance of the minivan fleet for residential care services, which is now present in capitals and some of the main cities of six states.

# STATEMENT OF INCOME FROM INSURANCE

| R$ million | 1Q23 | 4Q22 | 1Q22 | Variation % 1Q23 x 4Q22 | Variation % 1Q23 x 1Q22 |
|---|---|---|---|---|---|
| **\\ Income Statement** | | | | | |
| Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income | 15,046 | 14,683 | 12,661 | 2.5 | 18.8 |
| Retained Claims | (11,076) | (10,367) | (8,791) | 6.8 | 26.0 |
| Capitalization Bond Draws and Redemptions | (1,361) | (1,277) | (1,382) | 6.6 | (1.6) |
| Selling Expenses | (963) | (980) | (841) | (1.7) | 14.5 |
| Financial Results | 2,023 | 2,241 | 1,639 | (9.7) | 23.4 |
| **\\ Income from Insurance, Pension Plans and Capitalization Bonds** | **3,669** | **4,300** | **3,286** | **(14.7)** | **11.7** |
| Fee and Commission Income | 436 | 423 | 421 | 3.0 | 3.7 |
| Personnel Expenses | (487) | (493) | (438) | (1.1) | 11.2 |
| Other Administrative Expenses | (436) | (453) | (338) | (3.7) | 29.0 |
| Others | (256) | (806) | (350) | (68.2) | (26.9) |
| **\\ Operating Income** | **2,926** | **2,972** | **2,580** | **(1.6)** | **13.4** |
| Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries | (1,155) | (1,080) | (979) | 7.0 | 18.0 |
| **\\ Lucro Líquido Recorrente** | **1,770** | **1,893** | **1,601** | **(6.4)** | **10.6** |
| Life and Pension Plans | 1,085 | 1,077 | 524 | 0.8 | 107.1 |
| Health | 110 | 81 | 323 | 35.5 | (66.0) |
| Capitalization Bonds | 179 | 157 | 186 | 14.0 | (3.8) |
| Property & Casualty and Others | 397 | 578 | 568 | (31.4) | (30.2) |
| **\\ Selected Asset Data** | | | | | |
| Total Assets | 381,342 | 371,891 | 351,651 | 2.5 | 8.4 |
| Securities | 352,628 | 343,255 | 327,850 | 2.7 | 7.6 |
| Technical Provisions | 332,905 | 324,024 | 301,001 | 2.7 | 10.6 |
| Shareholder's Equity (1) | 33,709 | 34,060 | 32,261 | (1.0) | 4.5 |

(1) In March 2023, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$23,111 million.

***Income from insurance operations of R$3.7 billion – a growth of 11.7% vs. 1Q22***

## NET INCOME AND ROAE



%
19.6
18.9
20.9
17.0
21.2
18.2
R$ million
1,629
1,601
1,806
1,495
1,893
1,770
627
524
768
727
1,077
1,085
580
568
603
561
578
397
314
323
265
72
81
110
108
186
170
135
157
179
1Q21
1Q22
2Q
3Q
4Q
1Q23
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quarterly

The growth in revenues, the improvement of the marketing ratio and the good performance of the NII contributed to the advancement of the income from operations in the annual comparison.

**Bradesco Vida e Previdência (Life and Pension Plans):** The profit performance in the annual comparison reflects the revenue growth and improvement in the financial income.

**Bradesco Saúde (Health):** In the quarterly comparison, we highlight the improvement of revenue, growth in the financial income, offset by the increase in the claims ratio, due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

**Bradesco Capitalização (Capitalization Bonds):** The improvement in relation to the previous quarter reflects the increase in revenues – due to commercial actions that allowed, among other things, the increase in the participation of payment products in the various channels of Banco Bradesco – and the good performance of the financial income.

**Property & Casualty and Others:** The variation in profit compared to the previous quarter, basically reflects the increase in claims mainly in property and casualty, a reflection of the heavy rains that occurred in the period, and drop in the financial income.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 1Q23 surpassed R$762 million, totaling more than 765 thousand transactions.

Grupo Bradesco Seguros permanently observes the capital limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in March 2023 amounted to R$14.1 billion.

# REVENUES AND OPERATING INCOME FROM INSURANCE

## PREMIUMS ISSUED, PENSION CONTRIBUTIONS AND CAPITALIZATION REVENUES – REVENUES AND ADMINISTRATIVE EFFICIENCY RATIO



%
R$ million
3.8 3.8 3.7 3.8 3.7 3.7 3.5 3.6 3.7
19,529 19,874 21,150 21,222 22,114 23,645 25,149 24,495 24,997
9,194 9,171 10,187 10,157 10,598 11,416 11,870 11,168 11,338
1,384 1,540 1,590 1,755 1,717 2,086 2,429 2,312 2,135
1,339 1,379 1,506 1,270 1,593 1,569 1,719 1,488 1,574
7,612 7,784 7,867 8,040 8,206 8,574 9,131 9,527 9,949
1Q21 2Q 3Q 4Q 1Q22 2Q 3Q 4Q 1Q23
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

## RETAINED CLAIMS



%
77.7 81.6 82.5 81.6 79.7 80.9 80.5 80.2 82.1
R$ million
7,908 16,630 25,596 34,220 8,791 19,048 29,050 39,417 11,076
6,779 13,652 21,254 29,191 8,279 18,188 27,901 38,105 10,941
1,129 2,978 4,342 5,029 512 860 1,149 1,312 135
3M21 6M21 9M21 12M21 3M22 6M22 9M22 12M22 3M23
Claims Reported - Covid-19
Retained Claims
Claims

## INCOME FROM INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS



R$ million
3,137(*) 4,266
1,574(*) 3,422
3,213(*) 4,578
3,527(*) 4,214
3,286(*) 3,798
3,707(*) 4,055
3,569(*) 3,758
4,300(*) 4,463
3,669(*) 3,804
1,417 687 2,090 2,065 1,639 1,959 1,460 2,241 2,023
1,129 1,848 1,365 687 512 348 289 163 135
1,720 887 1,123 1,462 1,646 1,748 2,009 2,059 1,646
1Q21 2Q 3Q 4Q 1Q22 2Q 3Q 4Q 1Q23
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance in revenues, the improvement in the marketing index, and the growth of the financial income contributed to the evolution of the operating income in the annual comparison.

# TECHNICAL PROVISIONS AND INSURANCE ACTIVITY INDICATORS

## TECHNICAL PROVISIONS

The technical provisions totaled R$332.9 billion in March 2023, an increase of 10.6% in 12 months and 2.7% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
285,163
288,364
289,111
292,860
301,001
307,819
316,560
324,024
332,905
257,899
260,483
260,782
264,327
271,918
277,831
286,047
292,954
300,734
14,026
14,556
14,918
15,039
15,254
15,598
15,477
15,599
16,572
8,504
8,488
8,492
8,401
8,583
8,803
8,949
9,134
9,163
4,734
4,837
4,918
5,094
5,246
5,587
6,087
6,336
6,435
Mar21
June
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

## PERFORMANCE RATIOS – COMBINED RATIO / CLAIMS RATIO / MARKETING INDEX


Combined Ratio
%
88.0
95.8
95.8
90.9
90.5
91.2
89.2
91.8
93.0
97.8
101.9
103.5
101.9
101.4
102.7
101.3
103.5
104.5
94.9
93.4
94.0
97.9
100.2
96.4
90.9
91.1
95.4
70.4
90.6
81.7
58.1
55.8
60.9
55.1
62.8
59.5
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
Life
Health
Auto/P&C
Total (1)

(1) It excludes additional reserves.


Claims Ratio
%
79.7
81.9
79.8
79.2
82.1
91.0
92.8
92.8
91.5
94.6
71.3
67.0
59.8
58.3
58.7
34.5
41.4
36.4
41.5
42.2
24.2
29.8
35.4
31.4
38.4
1Q22
2Q
3Q
4Q
1Q23
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.6
7.2
7.3
7.6
7.1
21.1
17.9
20.0
16.1
20.6
15.8
19.5
15.1
19.1
16.3
16.4
15.9
15.1
14.8
14.8
4.4
4.2
4.4
4.6
4.1
1Q22
2Q
3Q
4Q
1Q23
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

# INSURANCE – ADDITIONAL INFORMATION

## NUMBER OF CONTRACTS BY TYPE OF RISK – LIFE, PERSONAL ACCIDENTS, LOSS OF INCOME AND PROPOSALS FOR PENSION PLANS



In thousand
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
34,585
2,943
31,642
Mar22
June
Sept
Dec
Mar23
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

## NUMBER OF BRADESCO SAÚDE AND MEDISERVICE POLICYHOLDERS AND BRADESCO SAÚDE OPERADORA DE PLANOS



In thousand
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
3,999
111
3,888
Mar22
June
Sept
Dec
Mar23
Company Health Plans
Individual Health Plans

## NUMBER OF AUTO/P&C POLICYHOLDERS



In thousand
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
3,042
1,532
1,510
Mar22
June
Sept
Dec
Mar23
Auto/Optional Third-Party Liability
P&C

## NUMBER OF ACTIVE CAPITALIZATION BONDS



In thousand
2,762
2,943
3,097
3,185
3,188
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
20,719
8,328
12,391
Mar22
June
Sept
Dec
Mar23
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

# BASEL

| Basel Ratio | Tier I Capital | Common Equity Ratio |
|---|---|---|
| **15.1%** | **12.6%** | **11.1%** |
| +0.3 p.p. in the quarter | +0.2 p.p. in the quarter | +0.1 p.p. in the quarter |
| 4Q22: 14.8% | 4Q22: 12.4% | 4Q22: 11.0% |

R$ million

| Total RWA | Credit Risk RWA | LCR |
|---|---|---|
| **R$945,116** | **R$850,495** | **165.2%** |
| -2.7% in the quarter | -3.7% in the quarter | +5.1 p.p. in the quarter |
| 4Q22: R$971,611 | 4Q22: R$883,428 | 4Q22: 160.1% |
| **Market Risk RWA** | **Operational Risk RWA** | **NSFR** |
| **R$11,643** | **R$82,978** | **121.3%** |
| +31.7% in the quarter | +4.6% in the quarter | +0.8 p.p. in the quarter |
| 4Q22: R$8,844 | 4Q22: R$79,339 | 4Q22: 120.5% |

The internal generation of capital (net income) combined with the reduction of risk-weighted assets (RWA) contributed to the maintenance of the indices at levels higher than the required minimum, offsetting the effect of the interest on shareholders' equity and higher prudential adjustments.



%
15.4 16.0 15.2 15.8 15.7 15.6 15.8 14.8 15.1
13.6 14.1 13.7 13.7 13.7 13.3 13.6 12.4 12.6
1.0 1.1 1.1 1.2 1.2 1.4 1.5 1.5 1.5
12.6 13.1 12.7 12.5 12.5 11.9 12.1 11.0 11.1
1.8 1.8 1.4 2.1 2.0 2.3 2.2 2.4 2.5
Mar21 June Sept Dec Mar22 June Sept Dec Mar23
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital



Changes in the Tier I Ratio in the quarter
%
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
12.4
1.5
11.0
0.4
(0.3)
(0.3)
0.4
12.6
1.5
11.1
Dec22
Net Income 1Q23
Interest on Shareholders' Equity
Effects of Prudential Adjustments
Risk-Weighted Assets
Mar23
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity.

# INDICATORS, GUIDANCE AND ECONOMIC PERSPECTIVES

## MAIN ECONOMIC INDICATORS

| | 1Q23 | 4Q22 | 1Q22 |
|---|---|---|---|
| **\\ Main Indicators (%)** | | | |
| Interbank Deposit Certificate (CDI) | 3.25 | 3.20 | 2.43 |
| Ibovespa | (7.16) | (0.27) | 14.48 |
| USD – Commercial Rate | (2.63) | (3.49) | (15.10) |
| General Market Price Index (IGP-M) | 0.20 | (1.09) | 5.49 |
| Extended Consumer Price Index (IPCA) | 2.09 | 1.63 | 3.20 |
| Business Days (#) | 63 | 62 | 62 |
| Calendar Days (#) | 90 | 92 | 90 |
| **\\ Indicators (Closing Rate)** | | | |
| USD – Commercial Rate (R$) | 5.0804 | 5.2177 | 4.7378 |
| CDS 5 years (Points) | 229 | 254 | 209 |
| Selic - Base Interest Rate (% p.a.) | 13.75 | 13.75 | 11.75 |
| BM&F Fixed Rate (% p.a.) | 12.90 | 13.43 | 12.72 |

| Guidance 2023 | Disclosed | Realized 1Q23 |
|---|---|---|
| Expanded Loan Portfolio | 6.5% to 9.5% | 5.4% |
| Net Interest Income | 7% to 11% | (2.4%) |
| Client NII | - | 7.3% |
| Market NII - R$ billion | - | R$(0.3) |
| Fee and Commission Income | 2% to 6% | 1.6% |
| Operating Expenses (Personnel + Administrative Expenses + Other) | 9% to 13% [1] | 9.3% |
| Income from Insurance, Pension Plans and Capitalization Bonds | 6% to 10% | 11.7% |
| Expanded ALL - R$ billion | R$36.5 to R$39.5 | R$9.5 |

(1) Administrative and personnel expenses grow in line with inflation.

## BRADESCO FORECAST

| % | 2023 | 2024 |
|---|---|---|
| USD - Commercial Rate (year-end) - R$ | 5.00 | 5.20 |
| Extended Consumer Price Index (IPCA) | 6.20 | 4.00 |
| General Market Price Index (IGP-M) | 0.70 | 4.00 |
| Selic (year-end) | 12.25 | 10.00 |
| Gross Domestic Product (PIB) | 1.80 | 1.50 |

(This page has been left blank purposefully).

# Additional Information

bradesco

# CORPORATE STRATEGY

**Purpose** Create opportunities for the progress of people and the sustainable development of companies and society

**Client | Our inspiration** Our main goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives

**Digital Transformation | How we do it** We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

**People | Our team** We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

**Sustainability | Made to last** Our focus is on being relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences

# CUSTOMER-CENTRIC

## Customize to improve and retain

Our purpose is to promote the best experience for current and potential clients. Thus, we have strengthened our relationship with them to improve our understanding of their needs and desires. Currently, we are facing even more digital, autonomous and demanding clients, who seek customization and want products and services that match their moment of life and facilitate their daily lives.

To meet and even exceed their expectations, we united the client's voice to the use of data intelligence through metrics that guide our decision-making process. As a result, we have developed and improved solutions that become increasingly relevant to the client, such as the new Income Tax platform available on the Bradesco App and Internet Banking. With it, the client has a simplified and general view of all account products (IRPF), real estate loan, consortium and, for Bradesco employees, the payroll. In addition, in a few clicks the client can consolidate all the information into a single document, concluding the income tax return process in a few minutes.

**New Income Tax platform**
available on the Bradesco App and Internet Banking



Better **Experience** with more **Practicality** and **Autonomy** for Clients

Another solution to facilitate the life of the client was the evolution of BIA, the Artificial Intelligence of Bradesco. In its new phase, it meets the needs and desires of each client in a resolute and responsive way. In its first transactional service, BIA allows clients to make transfers via Pix using the WhatsApp channel.

## 100% Client

Always keeping the client at the center of strategic decisions, Bradesco continues to promote customer-centricity while dedicating an exclusive area to the development of journeys and solutions that match the needs, desires and life experiences of each client. With almost 500 professionals, Bradesco Experience (be.) works focused on promoting the best customer experience regardless of the interaction channel. It works with an end-to-end vision and an agile methodology in creating intuitive and personalized journeys, both in financial and non-financial services.

# NPS (NET PROMOTER SYSTEM)


NPS
System

In 1Q23, we had significant advances in understanding and engaging with the network, resulting in the evolution of the NPS in the Organization. The process of continuous improvement advances and gains more and more robustness in the daily life of the network and the various areas responsible for devising the best solutions to improve our clients' experience.

During this period, it was possible to observe the impact of actions implemented in the NPS, based on our clients' demands. Journeys have been improved in the app, allowing the client to further use the self-service and have their needs met in a few clicks and more conveniently through the digital channel.

Some of the actions that favored the evolution of our recommendation indices were: Deliveries that offer more autonomy for the management and negotiation of conditions of loan agreements, evolution in the Pix journey, options for unblocking credit cards with greater security, as well as new options for viewing the client's investment portfolio.

Bradesco's recommendation among clients grew 22 p.p. in the Individuals segment (1Q23 v. 4Q20), reaching the historical index of maximum recommendation in all Individuals products, with emphasis on Investments (+36 p.p), Cards (+28 p.p.) and Checking Account (+21 p.p.).

**Bradesco NPS** | Base 100

**Total Individuals**


100
122
4Q20
1Q23

**Products NPS – Total for Individuals** | Base 100

**Investments**


100
136
4Q20
1Q23

**Cards**


100
128
4Q20
1Q23

**Checking Account**


100
121
4Q20
1Q23

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

# EXPANDING DIGITAL EXPERIENCE

Clients have become more demanding, prioritizing agility, security and customization. To meet this new profile, Bradesco App has a complete set of market solutions.
In addition, we have BIA, one of the main relationship channels for customers and non-customers.

# DIGITAL IN NUMBERS

**Growth in the Use of the App | Individuals + Companies**

**15 Million**
Accesses per day
**+23% vs. Mar22**

**Much More Business | App for Individuals**
In R$ | 1Q23 vs. 1Q22

- **+55%** Pension plans
- **+40%** Payroll-Deductible Loans
- **+31%** Renegotiation of Debts
- **+27%** Insurance
- **+27%** Consortia



**Account Opening through the App | Individuals + Companies**

**747 Thousand**
Accounts Opened
**+9% vs. 1Q22**

**1st PLACE**
**AS BEST DIGITAL ONBOARDING PROCESS IN 2022**
*Among the traditional banks*
2nd place in the overall ranking, including digital banks
*5th edition of the Onboarding Ranking of* idwall + CADARN

**Evolution of the Individuals App rating in stores**

| | Mar22 | Mar23 |
|---|---|---|
| Apple | 4.6 | 4.7 |
| Play | 4.4 | 4.6 |

**90%** General satisfaction with the Bradesco App

**BIA +1.7** Billion Interactions
since deployment

**BIA, Bradesco virtual assistant, LISTENS, UNDERSTANDS and ASSISTS clients**



*Highlight of 1Q23*
**Transfer via Pix key using BIA on WhatsApp**

**Multiplatform**
- App
- Ágora
- Branches
- Fone Facil



- Serves **Clients** and **Employees**
- **Pioneer** bank **in the use of AI + voice**
- **BIA** against harassment

Ágora, the investment house of Banco Bradesco, is a complete, open and independent investment platform, dedicated to serving Individuals and Companies, whether they are Bradesco account holders or not. Prioritizing the investor's journey and experience, it incorporates technology and innovation, as well as a team of specialists who understand the subject to find the best opportunities according to each client's profile and objective. Through the website or App, the investor has a 360° view of their portfolio, a modern Home Broker for trading on the stock exchange, and a select portfolio with over 1,400 investment options from more than 130 institutions across the market, offered through curation of the best products. It provides clients with one of the largest fixed income offerings in the market, including public, private, and government treasury bonds, as well as investment funds from renowned managers, exclusive products such as COEs, LIGs, and private pension plans. Additionally, it enables access to investments abroad through Bradesco Invest US.



R$ billion
784.7
822.3
862.6
886.2
917.8
73.2
65.9
72.1
68.9
70.6
Mar22
June22
Sept22
Dec22
Mar23
Assets under Custody
Number of Clients (in thousands)

**917.8**
**Thousand Clients**

**R$70.6 bi**
**Assets under Custody**

The Ágora Client also has exclusive products, services and benefits, such as: Ágora Scan, which selects the best products according to the client's profile; Paid Custody, with online registration; Invista Fácil, a solution that provides five exclusive funds that follow the recommended share portfolios; Ágora Kids and Ágora Universitário, which promote the entry of new investors in the capital market; Ágora Visa Infinite Credit Card, with 1% cashback on expenses; Ágora Trader, advanced terminals for stock exchange operations; Ágora Plus, discounts and cashback in dozens of partner stores; and finally, the partnership with Veloe, granting exemption of monthly fees on the toll and parking lot tag.

The commitment to democratize access to financial education remains a priority with the Ágora Academy, a platform that brings together the best business schools in the country and offers more than 100 courses, all certified, 50 of them free-of-charge. They are professional, specialization, postgraduate and MBA courses. To assist them in making decisions when investing, in Ágora Insights clients have quality content available with recommendations, reports, analyses, live streams and podcasts, as well as greater coverage of listed companies on the stock exchange. All accessible in an agile and intuitive way, via App or website, 24/7.

**Learn more about our investment house:**

- **+1,400 options of investments** in more than **130** market **institutions**;
- **Complete, modern and intuitive** platforms;
- Analyses, recommendations and content by **Ágora Insights, Ágora Play** and **Ágora Cast**;
- Advice from experts who understand the subject;
- **Financial education**, through the **Ágora Academy**, we offer more than 100 courses, 50 of which are totally free;
- Exclusive Products and Services **available** through the **Ágora app** or **Website, 24/7**.

**Exclusive programs and services**



Ágora Academy
Ágora Play
Ágora Cast
Ágora Universitário
Ágora Kids
Ágora Trader
Ágora Insights
Investimentos no exterior
Invista Fácil
HUB Ágora
Cartão de Crédito Ágora Visa Infinite
Ágora Plus

Be well informed about everything that happens in the market by accessing our profiles on the social networks.

*next*'s strategy is based on customer-centricity and the expansion of the use of our solutions. As a result of the actions undertaken there was a **28% increase in the volume of active clients** compared to the same period of the previous year.

As an evolutionary strategy, still in 2023, *next* will be a segment of Bradesco for younger and purely digital clients, using the synergy of the backoffice, efficiency gain and **addition of almost 150 products to its shelf**, including investment solutions of the group's broker, Ágora.



Total Traded Volume
In R$ million
128.2
171.7
1Q22
1Q23

Total volume transacted grew **34%** in the last 12 months

## digio

**Bitz is now Digio!**

With the aim of strengthening the digital business segment, the digital wallet Bitz was merged into the Digio bank. During the months of March and April, Bitz clients were invited to download the Digio App and open an account to take advantage of all the benefits that the digital bank offers.



digio
Bitz



Total Accounts
In millions
2.4
3.9
5.7
1Q21
1Q22
1Q23



Total Traded Volume Cards
In R$ billion
1.8
2.5
2.7
1Q21
1Q22
1Q23



Loan Portfolio
In R$ billion
2.3
2.7
3.6
1Q21
1Q22
1Q23



Total Revenues
In R$ million
226
284
321
1Q21
1Q22
1Q23

**CAGR**

**+53%** (1Q23 vs. 1Q21) **In Total Accounts**

**+23%** (1Q23 vs. 1Q21) **Traded Volume** Cards



**DIGIO ONE**

Launch of the premium credit card (Visa Signature) to the market, delivering more benefits and a better experience to over 20% of the Digio client base.

## bradesco bank

### Bradesco BAC Florida Bank is now Bradesco Bank.

The last rebranding phase resulting from the acquisition of BAC Florida Bank and its subsidiaries was completed in March 2023. Bradesco BAC Florida Bank became Bradesco Bank and Bradesco BAC Florida Investments is now called Bradesco Investments. There were no changes to Bradesco Global Advisors.

With more than 50 years of banking expertise, Bradesco Bank is headquartered in Coral Gables, Miami. It specializes in non-resident, resident, business and institutional clients and has a base of more than 10 thousand clients

Bradesco Bank has a complete solution with a variety of banking products and services and investments to meet the financial needs of clients. Digital experience and connectivity are made easier through transactions using the internet banking or Bradesco Bank App. Furthermore, Bradesco clients also have the ease of connecting their account in Brazil with their account in the United States through our digital channels.

**Bradesco Invest US**, the Wealth Management digital platform, has grown significantly. The platform has an extensive pipeline to launch new products in 2023.

**+51%** (1Q23 vs. 4Q22)
AUM (Assets Under Management)

**+72%** (1Q23 vs. 4Q22)
Clients

# SERVICE POINTS AND CLIENTS

| | Mar23 | Dec22 | Mar22 | Mar23 x Dec22 | Mar23 x Mar22 |
|---|---|---|---|---|---|
| **\\ Structural Information - Units** | | | | | |
| Customer Service Points | 85,461 | 85,609 | 83,891 | (148) | 1,570 |
| - Branches | 2,855 | 2,864 | 2,948 | (9) | (93) |
| - Service Centers | 3,498 | 3,524 | 3,692 | (26) | (194) |
| - Electronic Service Centers | 621 | 645 | 704 | (24) | (83) |
| - Business Units | 799 | 897 | 973 | (98) | (174) |
| - Banco24Horas Network | 17,666 | 17,449 | 16,297 | 217 | 1,369 |
| - Bradesco Expresso (Correspondent Banks) | 40,344 | 40,456 | 41,045 | (112) | (701) |
| - Bradesco Financiamentos | 19,663 | 19,759 | 18,158 | (96) | 1,505 |
| - Losango | - | - | 57 | - | (57) |
| - Branches, Subsidiaries and Representation Office, Abroad | 15 | 15 | 17 | - | (2) |
| ATMs | 45,921 | 46,562 | 50,208 | (641) | (4,287) |
| - Onsite Network - Bradesco | 21,679 | 22,163 | 26,198 | (484) | (4,519) |
| - Banco24Horas Network | 24,242 | 24,399 | 24,010 | (157) | 232 |
| Employees | 86,212 | 88,381 | 87,488 | (2,169) | (1,276) |
| Outsourced Employees and Interns | 10,503 | 10,296 | 10,705 | 207 | (202) |
| **\\ Customers - In million** | | | | | |
| Total Customers (1) | 76.7 | 77.1 | 74.8 | (0.4) | 1.9 |
| Account Holders (2) | 38.3 | 38.0 | 37.0 | 0.3 | 1.3 |
| Savings Accounts | 64.7 | 68.7 | 65.8 | (4.0) | (1.1) |

**(1)** It excludes overlap of clients; and **(2)** It includes salary accounts.

# MARKET SHARE

## MAIN PRODUCTS AND SERVICES IN RELATION TO THE MARKET

| % Bacen | Mar23 | Dec22 | Mar22 |
|---|---|---|---|
| **\\ Bank** | | | |
| Demand Deposits | N/A | 11.0 | 9.4 |
| Savings Deposits | N/A | 13.2 | 13.1 |
| Time Deposits | N/A | 13.7 | 14.8 |
| Loans | 11.2 | 11.5 | 12.1 |
| Loans - Private Institutions | 19.7 | 20.0 | 21.1 |
| Loans - Vehicles Individuals (CDC + Leasing) | 13.2 | 13.8 | 13.8 |
| Payroll-Deductible Loans | 14.8 | 15.2 | 16.2 |
| Social Security Institute (INSS) | 17.3 | 18,0 | 20.4 |
| Private Sector | 11.4 | 11.2 | 14.4 |
| Public Sector | 13.5 | 13.7 | 13.7 |
| Real Estate Financing | 9.4 | 9.4 | 9.7 |
| **\\ Consortia** | | | |
| Real Estate | 17.4 (1) | 17.6 | 19.1 |
| Auto | 26.4 (1) | 27.2 | 29.4 |
| Trucks, Tractors and Agricultural Implements | 23.3 (1) | 24.3 | 19.1 |
| **\\ International Division** | | | |
| Export Market | 12.7 | 13.9 | 15.5 |
| Import Market | 7.3 | 7.9 | 9.3 |
| **\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)** | | | |
| Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income | 22.4 (2) | 22.4 | 22.6 |
| Technical provisions for insurance, pension plans and capitalization bonds | 22.2 (3) | 22.2 | 22.5 |
| Pension Plan Investment Portfolios (including VGBL) | 22.6 | 22.6 | 22.8 |
| **\\ Anbima** | | | |
| Investment Funds and Managed Portfolios | 16.8 | 16.7 | 16.6 |
| **\\ National Social Security Institute (INSS)/Dataprev** | | | |
| Benefit Payment to Retirees and Pensioners | 30.7 | 30.8 | 31.2 |
| **\\ Brazilian Association of Leasing Companies (ABEL)** | | | |
| Lending Operations | N/A | 21.2 | 21.8 |

**(1)** Reference Date: Feb23; **(2)** Reference Date: Dec22 (SUSEP and ANS); **(3)** Reference Date: Mar23 (SUSEP) and Reference Date: 4Q22 (ANS); and **N/A** – Not Available.

# RETURN TO SHAREHOLDERS

## MAIN RATIOS

### PRICE/INCOME RATIO [1]

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



7.4
6.2
7.5
7.4
7.3
Mar22
June
Sept
Dec
Mar23

### PRICE RATIO / BOOK VALUE PER SHARE

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.3
1.1
1.2
1.0
0.9
Mar22
June
Sept
Dec
Mar23

### DIVIDEND YIELD [2] [3] – %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.



4.5
6.5
3.2
2.8
7.6
1Q22
2Q
3Q
4Q
1Q23

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

**Recommendation of Market Analysts Preferred Shares – BBDC4**
(13 reports were analyzed)

| 3 | 6 | 4 |
|---|---|---|
| Sell | Keep | Buy |

Market capitalization

**133.1**
R$ billion
In Mar23

## PAYOUT / DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY



R$ million
74%
35%
44%
52%
71%
15,863
5,548
9,240
10,172
2,878
12M19
12M20
12M21
12M21
1Q23
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - Accrued

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of Supplementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 12M22, it considers R$6.0 billion of Supplementary Interest on Shareholders' Equity paid on March 8, 2023.

## TRADING DAILY AVERAGE VOLUME



R$ million
1,223
734
489
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,441
938
503
2019
2020
2021
2022
1Q23
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

## APPRECIATION OF PREFERRED SHARES – BBDC4



Base 100
167
165
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Mar23
BBDC4
Ibovespa

## PERFORMANCE OF THE BRADESCO SHARES [1]

| In R$ | Mar23 | Dec22 | Mar22 | Variation % Mar23 x Dec22 | Variation % Mar23 x Mar22 |
|---|---|---|---|---|---|
| Book Value per Common and Preferred Share | 14.59 | 14.50 | 14.20 | 0.7 | 2.8 |
| Last Trading Day Price – Common Shares | 11.83 | 12.86 | 15.53 | (8.0) | (23.8) |
| Last Trading Day Price – Preferred Shares | 13.15 | 14.48 | 18.94 | (9.2) | (30.6) |

(1) Adjusted for corporate events in the periods.

# SUSTAINABILITY

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

## STRATEGY

Considering the main challenges and global trends of the agenda, we chose three main themes to intensify our performance and purpose.

### SUSTAINABLE BUSINESS

Driving positive impact businesses that foster social and environmental development.

### CLIMATE AGENDA

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

### FINANCIAL CITIZENSHIP

Promoting education and financial inclusion to leverage socioeconomic development.

## COMMITMENTS

**Goal** – Allocate R$250 billion to sectors/activities with social and environmental benefits by 2025.

**Net-zero** – Aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

**PRB Commitment to Health and Financial Inclusion** – Accelerating actions for inclusion, health and financial well-being.

**100%** of our structures are supplied by **renewable energy sources.**

**We neutralized 100% of greenhouse gas emissions** (carbon equivalents) generated by our operations.

We **measured** the carbon emissions of **100% of our Corporate loan portfolio**.

## HIGHLIGHT IN THE QUARTER

This quarter, reinforcing our commitment to the ESG agenda, we have been recognized for the fifth consecutive time in the S&P Global's Sustainability Yearbook, remaining among the highest rated global banking institutions for sustainable practices.

## GOVERNANCE

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, composed of the Chairman of the Board of Directors, the Board Members, the CEO and the Executive Vice-President. This Committee is required to meet bimonthly.

## PERFORMANCE

For the 17th consecutive time, we have been part of the Dow Jones Sustainability Index (DJSI) select group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2022-2023 cycle. We were also selected, for the 18th consecutive time, in the portfolio of the Corporate Sustainability Index (ISE) of B3, being among the 10 most sustainable companies in the country.

Our ESG evolution is confirmed through performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both nationally and internationally, such as Dow Jones, ISE, CDP, MSCI, among others.

### TRANSPARENCY AND DISCLOSURE

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, and we follow the recommendations of the TCFD in climate reporting.

For more information, visit the Integrated Report

(bradescori.com.br)

# ADDITIONAL INFORMATION

## INVESTOR RELATIONS AREA – IR

Generating value means delivering financial income to our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent and fair governance.
Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.


bradesco
Investir em transparência: isso tem futuro.

In the **first quarter of 2023**, we had:

**204**

Meetings and conference calls with the participation of **385** national and international investors of **223** funds

**6**

Events, including **2** International Conferences, **1** national conference and **3** non-deal road show

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**



All this information is available on the **bradescori.com.br** website. There, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis of corporate accounting, and the **Bradesco Integrated Report 2021**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- A calendar of **events**;
- Regulatory **forms**; and

Our **strategic positioning** and **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

## STRATEGIC PARTNERSHIP WITH BANCO VOTORANTIM

In **February 2023**, after compliance with the previous conditions, Bradesco **concluded the transaction with Banco Votorantim** regarding the **strategic partnership** signed in August 2022, for the formation of an independent investment **management** firm that will have its **own brand**, to be defined. The Company will have autonomy in resource management, and will be focused on structured and net funds of high added value. In the Private Banking segment, the offer of own and third-party products, local and international will be expanded.



**51%**

**Bradesco**, through one of its subsidiaries, acquired **51% of the capital of BV DTVM**, which was born from the third-party asset management and private banking activities of BV bank.

## RATINGS

### Fitch Ratings

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency | BB | B |
| Foreign Currency | BB | B |
| National Scale | AAA(bra) | F1+(bra) |

Viability: **bb**

Government Support Rating: **b+**

### Moody's

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency Counterparty | Ba1 | NP |
| Foreign Currency Counterparty | Ba1 | NP |
| Deposits - Domestic Currency | Ba2 | NP |
| Foreign Currency Deposit | Ba2 | NP |
| National Scale | AAA.br | ML A-1.br |

### S&P Global

| | Long-term | Short-term |
|---|---|---|
| Domestic Currency | BB- | B |
| Foreign Currency | BB- | B |
| National Scale | brAAA | brA-1+ |

### Austin Rating

| | Long-term | Short-term |
|---|---|---|
| National Scale | brAAA | brA-1 |

## MINIMUM CAPITAL REQUIRED – GRUPO BRADESCO SEGUROS

For companies regulated by SUSEP, CNSP Resolution No. 432/21 establishes that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated in an economic view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and others associated with the variation of the economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

# ADDITIONAL INFORMATION

## CAPITAL MANAGEMENT

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

**These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.**

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

| | Basel III Prudential Conglomerate | | | | |
|---|---|---|---|---|---|
| In R$ million | Mar23 | Dec22 | Sept22 | June22 | Mar22 |
| **\\ Calculation Basis** | | | | | |
| Regulatory Capital | 142,648 | 144,283 | 156,322 | 152,504 | 152,490 |
| Tier I | 118,614 | 120,624 | 134,271 | 129,636 | 132,801 |
| Common Equity | 104,600 | 106,501 | 119,903 | 115,825 | 121,300 |
| Shareholders' Equity | 155,321 | 154,263 | 156,884 | 152,704 | 151,099 |
| Non-controlling/Other | 12 | (114) | 81 | 1,345 | 1,178 |
| Phase-in arrangements | (50,733) | (47,649) | (37,062) | (38,224) | (30,976) |
| Additional Capital | 14,014 | 14,123 | 14,368 | 13,811 | 11,501 |
| Tier II | 24,034 | 23,659 | 22,052 | 22,868 | 19,689 |
| **\\ Risk-Weighted Assets (RWA)** | **945,116** | **971,611** | **988,412** | **974,639** | **972,604** |
| Credit Risk | 850,495 | 883,428 | 900,057 | 890,743 | 890,984 |
| Market Risk | 11,643 | 8,844 | 9,016 | 8,641 | 6,738 |
| Operational Risk | 82,978 | 79,339 | 79,339 | 75,255 | 74,882 |
| **\\ Total Ratio** | **15.1%** | **14.8%** | **15.8%** | **15.6%** | **15.7%** |
| Tier I Capital | 12.6% | 12.4% | 13.6% | 13.3% | 13.7% |
| Common Equity | 11.1% | 11.0% | 12.1% | 11.9% | 12.5% |
| Additional Capital | 1.5% | 1.5% | 1.5% | 1.4% | 1.2% |
| Tier II Capital | 2.5% | 2.4% | 2.2% | 2.3% | 2.0% |

# SELECTED INFORMATION – HISTORY

| In R$ million (unless otherwise stated) | 1T23 | 4Q22 | 3Q22 | 2Q22 | 1Q22 | 4Q21 | 3Q21 | 2Q21 | 1Q21 |
|---|---|---|---|---|---|---|---|---|---|
| **\\ Income Statement for the Period** | | | | | | | | | |
| Recurring Net Income | 4,280 | 1,595 | 5,223 | 7,041 | 6,821 | 6,613 | 6,767 | 6,319 | 6,515 |
| Net Interest Income | 16,653 | 16,677 | 16,283 | 16,361 | 17,061 | 16,962 | 15,702 | 15,738 | 15,578 |
| Client NII | 16,965 | 17,480 | 17,527 | 16,947 | 15,818 | 14,779 | 14,054 | 13,471 | 13,225 |
| Net Margin | 7,448 | 2,599 | 10,260 | 11,634 | 10,982 | 10,496 | 10,696 | 9,984 | 9,318 |
| Expanded ALL | (9,517) | (14,881) | (7,267) | (5,313) | (4,836) | (4,283) | (3,358) | (3,487) | (3,907) |
| Fee and Commission Income | 8,746 | 9,251 | 8,856 | 8,976 | 8,611 | 8,864 | 8,756 | 8,412 | 8,067 |
| Operational Expenses | (12,793) | (13,491) | (12,418) | (11,530) | (11,702) | (12,867) | (11,882) | (10,990) | (11,204) |
| Income from Insurance, Pension Plans and Capitalization Bonds | 3,669 | 4,300 | 3,469 | 3,707 | 3,286 | 3,527 | 3,213 | 1,574 | 3,137 |
| **\\ Statement of Financial Position** | | | | | | | | | |
| Total Assets | 1,864,026 | 1,830,247 | 1,891,631 | 1,757,780 | 1,724,422 | 1,695,217 | 1,716,168 | 1,672,753 | 1,662,619 |
| Securities and Derivative Instruments | 758,732 | 779,883 | 774,733 | 755,927 | 727,793 | 749,981 | 766,619 | 749,516 | 735,796 |
| Expanded Loans Portfolio | 879,283 | 891,933 | 878,571 | 855,381 | 834,451 | 812,657 | 773,323 | 726,453 | 705,160 |
| - Individuals | 365,312 | 361,101 | 352,672 | 341,557 | 331,404 | 320,760 | 303,479 | 285,620 | 270,220 |
| - Companies | 513,972 | 530,831 | 525,899 | 513,824 | 503,047 | 491,897 | 469,844 | 440,833 | 434,940 |
| Allowance for Loan Losses (ALL) | (60,032) | (57,741) | (50,334) | (48,790) | (47,149) | (45,236) | (44,624) | (44,401) | (46,030) |
| Total Deposits | 591,356 | 595,927 | 593,579 | 570,305 | 551,231 | 578,955 | 568,367 | 550,476 | 542,927 |
| Shareholders' Equity | 155,321 | 154,263 | 156,884 | 152,704 | 151,099 | 147,121 | 147,606 | 146,488 | 144,240 |
| Assets under Management | 2,806,033 | 2,770,585 | 2,824,049 | 2,655,562 | 2,633,530 | 2,604,416 | 2,627,596 | 2,593,201 | 2,550,871 |
| **\\ Performance Indicators (%)** | | | | | | | | | |
| Recurring Net Income per Share (in 12 month) - R$ (1) | 1.70 | 1.94 | 2.41 | 2.56 | 2.49 | 2.46 | 2.48 | 2.31 | 2.08 |
| Book Value per Common and Preferred Share - R$ (1) | 14.59 | 14.50 | 14.74 | 14.35 | 14.20 | 13.82 | 13.87 | 13.76 | 13.55 |
| Recurring Net Income per Share (1) | 0.40 | 0.15 | 0.49 | 0.66 | 0.64 | 0.62 | 0.63 | 0.59 | 0.61 |
| Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1) | 0.22 | 0.21 | 0.20 | 0.18 | 0.18 | 0.23 | 0.04 | 0.30 | 0.16 |
| Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1) | 0.24 | 0.23 | 0.22 | 0.20 | 0.20 | 0.26 | 0.04 | 0.33 | 0.17 |
| Annualized Return on Average Equity (2)(3) | 10.6 | 13.1 | 16.3 | 18.0 | 18.0 | 18.1 | 18.3 | 18.2 | 18.7 |
| Annualized Return on Average Assets (3) | 0.9 | 1.1 | 1.4 | 1.6 | 1.6 | 1.6 | 1.6 | 1.5 | 1.6 |
| Fixed Asset Ratio | 23.3 | 28.1 | 24.8 | 26.0 | 26.8 | 25.9 | 29.4 | 29.6 | 29.9 |
| Combined Ratio - Insurance (4) | 93.0 | 91.8 | 89.2 | 91.2 | 90.5 | 90.9 | 95.8 | 95.8 | 88.0 |
| Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5) | 77.3 | 78.5 | 78.7 | 80.5 | 80.9 | 81.0 | 82.4 | 82.4 | 81.1 |
| Efficiency Ratio (ER) (5)(6) | 45.9 | 45.1 | 44.8 | 44.7 | 45.6 | 46.0 | 45.4 | 45.7 | 45.3 |
| Market Capitalization - R$ million (7) | 133,121 | 152,508 | 192,620 | 168,272 | 196,132 | 171,480 | 187,419 | 231,006 | 222,092 |
| **\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)** | | | | | | | | | |
| ALL / Loan Portfolio (%) | 9.3 | 8.8 | 7.8 | 7.7 | 7.6 | 7.4 | 7.7 | 8.1 | 8.7 |
| Non-performing Loans (> 60 days / Loan Portfolio) (%) | 6.3 | 5.2 | 4.7 | 4.4 | 4.0 | 3.4 | 3.2 | 3.1 | 3.3 |
| AA - C Rated Loans / Loans (%) | 86.3 | 87.4 | 88.7 | 88.9 | 89.4 | 89.9 | 89.6 | 89.2 | 89.2 |
| D-rated Loans / Loans (%) | 3.3 | 3.3 | 3.1 | 3.1 | 3.2 | 3.2 | 3.6 | 3.8 | 3.3 |
| E-H rated Loans / Loans (%) | 10.4 | 9.3 | 8.2 | 7.9 | 7.4 | 6.9 | 6.8 | 6.9 | 7.5 |
| D-rated loans | 21,222 | 21,685 | 19,975 | 19,927 | 19,816 | 19,346 | 20,696 | 20,769 | 17,540 |
| Provision for D-rated loans | 3,903 | 4,539 | 4,339 | 4,163 | 5,614 | 5,461 | 5,852 | 5,834 | 4,749 |
| Provision / D-rated loans (%) | 18.4 | 20.9 | 21.7 | 20.9 | 28.3 | 28.2 | 28.3 | 28.1 | 27.1 |
| D-H rated Non-Performing Loans | 45,441 | 38,726 | 33,744 | 30,361 | 27,958 | 23,382 | 21,308 | 19,000 | 20,155 |
| Total Provision / D-H-rated Non-performing Loans (%) | 132.1 | 149.1 | 149.2 | 160.7 | 168.6 | 193.5 | 209.4 | 233.7 | 228.4 |
| E-H Rated Loans | 66,969 | 61,107 | 53,028 | 50,162 | 45,654 | 42,247 | 39,602 | 37,983 | 39,563 |
| Provision for E-H rated loans | 51,549 | 47,997 | 40,630 | 39,063 | 35,995 | 33,759 | 32,153 | 30,683 | 32,212 |
| Provision / E-H rated loans (%) | 77.0 | 78.5 | 76.6 | 77.9 | 78.8 | 79.9 | 81.2 | 80.8 | 81.4 |
| E-H rated Non-Performing Loans | 37,571 | 31,554 | 27,938 | 25,051 | 22,521 | 18,663 | 17,018 | 14,779 | 15,857 |
| Total Provision / E-H-rated Non-performing Loans (%) | 159.8 | 183.0 | 180.2 | 194.8 | 209.4 | 242.4 | 262.2 | 300.4 | 290.3 |
| Delinquency Ratio (> 90 days / Loan Portfolio) (%) | 5.1 | 4.3 | 3.9 | 3.5 | 3.2 | 2.8 | 2.6 | 2.5 | 2.5 |
| Coverage Ratio (> 90 days) (%) | 182.4 | 204.2 | 200.7 | 218.1 | 235.4 | 260.9 | 296.9 | 324.7 | 349.8 |
| Coverage Ratio (> 60 days) (%) | 148.8 | 168.5 | 167.2 | 176.5 | 189.3 | 215.4 | 243.7 | 263.2 | 266.7 |

**(1)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

# CONSOLIDATED BALANCE SHEET – BRADESCO

Below we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Mar23 x Dec22 | Variation % Mar23 x Mar22 |
|---|---|---|---|---|---|
| **\\ Assets** | | | | | |
| **\\ Cash and due from banks** | **19,885** | **19,847** | **18,928** | **0.2** | **5.1** |
| **\\ Financial instruments** | **1,750,733** | **1,716,047** | **1,611,732** | **2.0** | **8.6** |
| Interbank investments | 188,331 | 121,997 | 124,243 | 54.4 | 51.6 |
| Compulsory deposits with the Brazilian Central Bank | 103,691 | 101,974 | 84,569 | 1.7 | 22.6 |
| Securities | 730,525 | 763,292 | 702,028 | (4.3) | 4.1 |
| Derivative Financial Instruments | 28,207 | 16,591 | 25,765 | 70.0 | 9.5 |
| Loans | 536,255 | 542,758 | 514,785 | (1.2) | 4.2 |
| Other financial instruments | 163,724 | 169,436 | 160,342 | (3.4) | 2.1 |
| **\\ Leases** | **3,655** | **3,574** | **3,275** | **2.3** | **11.6** |
| **\\ Provision for Expected Credit Loss Associated with Credit Risk** | **(60,032)** | **(57,741)** | **(47,149)** | **4.0** | **27.3** |
| Loans | (53,618) | (51,704) | (44,234) | 3.7 | 21.2 |
| Leases | (46) | (46) | (52) | - | (11.5) |
| Other receivables | (6,368) | (5,991) | (2,863) | 6.3 | 122.4 |
| **\\ Deferred tax assets** | **95,074** | **92,062** | **87,478** | **3.3** | **8.7** |
| **\\ Investments in associates and Jointly Controlled Entities** | **3,672** | **3,560** | **2,850** | **3.1** | **28.8** |
| **\\ Premises and equipment** | **21,727** | **21,814** | **22,660** | **(0.4)** | **(4.1)** |
| **\\ Intangible Assets** | **47,403** | **47,546** | **43,025** | **(0.3)** | **10.2** |
| **\\ Depreciation and Amortization** | **(40,236)** | **(41,417)** | **(38,965)** | **(2.9)** | **3.3** |
| Premises and equipment | (13,280) | (13,621) | (12,599) | (2.5) | 5.4 |
| Intangible Assets | (26,956) | (27,796) | (26,366) | (3.0) | 2.2 |
| **\\ Other assets** | **25,019** | **27,957** | **24,064** | **(10.5)** | **4.0** |
| **\\ Impairment of Assets** | **(2,873)** | **(3,002)** | **(3,475)** | **(4.3)** | **(17.3)** |
| **\\ Total** | **1,864,026** | **1,830,247** | **1,724,422** | **1.8** | **8.1** |
| **\\ Liabilities** | | | | | |
| **\\ Deposits and Other Financial Instruments** | **1,300,528** | **1,274,273** | **1,191,102** | **2.1** | **9.2** |
| Deposits from banks | 331,229 | 323,616 | 321,966 | 2.4 | 2.9 |
| Deposits from customers | 589,001 | 593,186 | 547,887 | (0.7) | 7.5 |
| Securities issued | 242,411 | 226,815 | 182,185 | 6.9 | 33.1 |
| Subordinated debt | 47,886 | 52,241 | 49,716 | (8.3) | (3.7) |
| Derivative financial instruments | 24,043 | 11,536 | 19,071 | 108.4 | 26.1 |
| Other liabilities | 65,958 | 66,878 | 70,277 | (1.4) | (6.1) |
| **\\ Provision** | **367,029** | **361,250** | **337,667** | **1.6** | **8.7** |
| Insurance technical provisions and pension plans | 332,905 | 324,024 | 301,001 | 2.7 | 10.6 |
| Other reserves | 34,124 | 37,226 | 36,666 | (8.3) | (6.9) |
| **\\ Deferred income tax** | **6,074** | **5,779** | **5,686** | **5.1** | **6.8** |
| **\\ Other liabilities** | **33,240** | **32,934** | **37,225** | **0.9** | **(10.7)** |
| **\\ Total liabilities** | **1,706,870** | **1,674,235** | **1,571,680** | **1.9** | **8.6** |
| **\\ Shareholders' Equity** | | | | | |
| **\\ Shareholders' Equity Attributed to Controlling Shareholders** | **155,321** | **154,263** | **151,099** | **0.7** | **2.8** |
| **\\ Non-controlling interest** | **1,834** | **1,748** | **1,643** | **4.9** | **11.6** |
| **\\ Shareholders' Equity Total** | **157,156** | **156,011** | **152,742** | **0.7** | **2.9** |
| **\\ Total** | **1,864,026** | **1,830,247** | **1,724,422** | **1.8** | **8.1** |

# CONSOLIDATED BALANCE SHEET – INSURANCE

Below we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

| R$ million | Mar23 | Dec22 | Mar22 | Variation % Mar23 x Dec22 | Variation % Mar23 x Mar22 |
|---|---|---|---|---|---|
| **\\ Assets** | | | | | |
| **\\ Current and Long-Term Assets** | **371,202** | **361,892** | **342,630** | **2.6** | **8.3** |
| Securities | 352,628 | 343,255 | 327,850 | 2.7 | 7.6 |
| Insurance Premiums Receivable | 5,834 | 5,856 | 4,570 | (0.4) | 27.7 |
| Other Loans | 12,740 | 12,781 | 10,210 | (0.3) | 24.8 |
| **\\ Permanent Assets** | **10,140** | **10,000** | **9,021** | **1.4** | **12.4** |
| **\\ Total** | **381,342** | **371,891** | **351,651** | **2.5** | **8.4** |
| **\\ Liabilities** | | | | | |
| **\\ Current and Long-Term Liabilities** | **346,852** | **337,069** | **318,629** | **2.9** | **8.9** |
| Technical provisions for insurance, pension plans and capitalization bonds | 332,905 | 324,024 | 301,001 | 2.7 | 10.6 |
| Tax, Civil and Labor Contingencies | 2,024 | 2,175 | 2,555 | (7.0) | (20.8) |
| Payables on Insurance, Pension Plan and Capitalization Bond Operations | 802 | 807 | 786 | (0.6) | 2.1 |
| Other obligations | 11,122 | 10,063 | 14,287 | 10.5 | (22.2) |
| **\\ Non-controlling Interest** | **780** | **762** | **760** | **2.4** | **2.6** |
| **\\ Shareholder's Equity** | **33,709** | **34,060** | **32,261** | **(1.0)** | **4.5** |
| **\\ Total** | **381,342** | **371,891** | **351,651** | **2.5** | **8.4** |

# ANALYTICAL BREAKDOWN OF STATEMENT OF INCOME – MANAGERIAL VS. RECURRING – 1Q23 vs. 4Q22

| R$ million | First Quarter of 2023 | | | | Fourth Quarter of 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Managerial Income Statement (1) | Reclassifications (2) | Non-Recurring Events | Recurring Income Statement (3) | Managerial Income Statement (1) | Reclassifications (2) | Non-Recurring Events | Recurring Income Statement (3) |
| **\\ Net Interest Income** | **19,360** | **(2,707)** | **-** | **16,653** | **17,832** | **(1,155)** | **-** | **16,677** |
| Expanded ALL | (9,662) | 145 | - | (9,517) | (12,373) | (2,508) | - | (14,881) |
| **\\ Gross Income from Financial Intermediation** | **9,698** | **(2,562)** | **-** | **7,136** | **5,459** | **(3,663)** | **-** | **1,796** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 1,646 | 2,023 | - | 3,669 | 2,058 | 2,242 | - | 4,300 |
| Fee and Commission Income | 8,691 | 55 | - | 8,746 | 9,198 | 53 | - | 9,251 |
| Operating Expenses | (13,288) | 495 | - | (12,793) | (15,111) | 1,373 | 247 | (13,491) |
| Personnel Expenses | (5,807) | (224) | - | (6,031) | (5,777) | (190) | - | (5,967) |
| Other Administrative Expenses | (5,352) | (66) | - | (5,418) | (6,056) | 1 | - | (6,055) |
| Other Operating Income / Expenses | (2,129) | 785 | - | (1,344) | (3,278) | 1,562 | 247 | (1,469) |
| Tax Expenses | (1,992) | 37 | - | (1,955) | (2,078) | 47 | - | (2,031) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 41 | - | - | 41 | 76 | - | - | 76 |
| **\\ Operating Income** | **4,797** | **47** | **-** | **4,844** | **(398)** | **52** | **247** | **(99)** |
| Non-Operating Income | (4) | 43 | - | 39 | 7 | 21 | - | 28 |
| Income Tax / Social Contribution and Non-controlling Interest | (512) | (91) | - | (603) | 1,828 | (74) | (88) | 1,666 |
| **\\ Net Income** | **4,280** | **-** | **-** | **4,280** | **1,437** | **-** | **158** | **1,595** |

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 1Q23, it contemplates the relocation, in the amount of R$35 million (R$2,788 million in the 4Q22) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

# ANALYTICAL BREAKDOWN OF STATEMENT OF INCOME – MANAGERIAL VS. RECURRING – 1Q23 vs. 1Q22

| R$ million | First Quarter of 2023 | | | | First Quarter of 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Managerial Income Statement [1] | Reclassifications [2] | Non-Recurring Events | Recurring Income Statement [3] | Managerial Income Statement [1] | Reclassifications [2] | Non-Recurring Events | Recurring Income Statement [3] |
| **\\ Net Interest Income** | **19,360** | **(2,707)** | **-** | **16,653** | **22,333** | **(5,272)** | **-** | **17,061** |
| Expanded ALL | (9,662) | 145 | - | (9,517) | (6,813) | 1,977 | - | (4,836) |
| **\\ Gross Income from Financial Intermediation** | **9,698** | **(2,562)** | **-** | **7,136** | **15,520** | **(3,295)** | **-** | **12,225** |
| Income from Insurance, Pension Plans and Capitalization Bonds | 1,646 | 2,023 | - | 3,669 | 1,646 | 1,640 | - | 3,286 |
| Fee and Commission Income | 8,691 | 55 | - | 8,746 | 8,549 | 62 | - | 8,611 |
| Operating Expenses | (13,288) | 495 | - | (12,793) | (13,385) | 1,641 | 42 | (11,702) |
| Personnel Expenses | (5,807) | (224) | - | (6,031) | (5,342) | (159) | - | (5,501) |
| Other Administrative Expenses | (5,352) | (66) | - | (5,418) | (5,081) | (2) | - | (5,083) |
| Other Operating Income / Expenses | (2,129) | 785 | - | (1,344) | (2,961) | 1,801 | 42 | (1,118) |
| Tax Expenses | (1,992) | 37 | - | (1,955) | (2,317) | 217 | - | (2,100) |
| Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries | 41 | - | - | 41 | 22 | - | - | 22 |
| **\\ Operating Income** | **4,797** | **47** | **-** | **4,844** | **10,036** | **264** | **42** | **10,342** |
| Non-Operating Income | (4) | 43 | - | 39 | 386 | (36) | (349) | 1 |
| Income Tax / Social Contribution and Non-controlling Interest | (512) | (91) | - | (603) | (3,413) | (228) | 119 | (3,522) |
| **\\ Net Income** | **4,280** | **-** | **-** | **4,280** | **7,009** | **-** | **(188)** | **6,821** |

**(1)** For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 1Q23, it contemplates the relocation, in the amount of R$35 million (R$122 million in the 1Q22) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

# BRGAAP VS. IFRS COMPARATIVE

The reconciliation of the Shareholders' Equity and Net Income related to March 2023 is shown below:

| Attributed to the controlling shareholders | Shareholder's Equity | Net Income | |
|---|---|---|---|
| R$ million | Mar23 | 1Q23 | 1Q22 |
| **\\ BRGAAP** | **155,321** | **4,280** | **7,009** |
| ALL | (87) | 1,031 | 274 |
| Insurance Contracts | 1,349 | 155 | 815 |
| Goodwill on Business Combination | 4,467 | 36 | 46 |
| Other | 1,436 | (103) | (107) |
| **\\ IFRS** | **162,486** | **5,399** | **8,037** |
| **\\ IFRS vs. BRGAAP Difference** | **7,165** | **1,119** | **1,028** |

## MAIN ADJUSTMENTS

**Expected Loss on Financial Assets**

It contemplates: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

**Insurance Contracts**

It comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator, Superintendence of Private Insurance - SUSEP, this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

**Goodwill on Business Combinations**

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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# Independent Auditor's Report

bradesco

# INDEPENDENT AUDITOR'S REPORT

**Limited Independent Assurance Report for Banco Bradesco S.A. on the process of compilation and presentation on the interim consolidated supplementary accounting information included in the Results Management Analysis Report**

To
Board of Directors of
Banco Bradesco S.A.
Osasco - SP

We have been engaged by Banco Bradesco S.A. ("Bradesco") to prepare a report on the process of compilation and presentation of the interim supplementary consolidated accounting information of Banco Bradesco S.A. as at March 31, 2023 and for the three-month period then end, in the form of an independent limited assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the accounting and consolidated information included in the Results Management Analysis Report is presented, in all material respects, based on the paragraph "Criteria for the preparation of the interim supplementary consolidated accounting information" attached to this report, presented in this report.

**Responsibilities of the Bradesco´s Management**

Bradesco´s Management is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Results Management Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for the other information contained in this report, and for such design, implementation and maintenance of internal control as management determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

**Independent Auditor's Responsibility**

Our responsibility is to review the process of compilation and presentation of the interim supplementary consolidated financial information included in the Results Management Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Results Management Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for the preparation of the interim supplementary consolidated accounting information" for preparing the supplementary accounting information" paragraph.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian and international standards on quality control, and consequently, maintains a comprehensive quality control system including documented policies and procedures related to compliance with ethical and professional standards, in addition to applicable legal and regulatory requirements.

We comply with a comprehensive code of ethics including detailed independence requirements, established on the basis of the ethical principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior. The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Results Management Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

# INDEPENDENT AUDITOR'S REPORT

**Limited Independent Assurance Report for Banco Bradesco S.A. on the process of compilation and presentation on the interim consolidated supplementary accounting information included in the Results Management Analysis Report**

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequently, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the supplementary accounting information included within the Results Management Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Results Management Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

**Criteria for preparation of the consolidated interim supplementary accounting information**

The consolidated supplementary accounting information disclosed in the Results Management Analysis Report for the three-month period ended March 31, 2023 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of March 31, 2023 and the accounting information adjusted to criteria described in Note 34 of such consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

**Conclusion**

Our conclusion was based on and is limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Results Management Analysis Report, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated accounting information".

São Paulo, May 4, 2023

KPMG

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

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# Financial Statements

# 1Q23

bradesco

# Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2023. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

## ECONOMIC COMMENT

Economic activity has been slowing down gradually since the beginning of the year. The labor market remains resilient, with some loss of pace of hiring being compensated by actual income gains. We forecast that the GDP should grow by 1.5% in 2023 and 2024, after showing a growth of 2.9% in 2022. The income growth should sustain household consumption, while infrastructure investments will be important to maintain the expansion of gross fixed capital formation. Additionally, the new grain harvest record will boost the agricultural GDP. Even so, the restrictive monetary policy should maintain the deceleration situation throughout the year.

Inflation has also gradually slowed down, in the short-term, with resilience in service inflation, which is responding to the still booming labor market. We expect an IPCA of 6.2% at the end of 2023. With the gradual deceleration of activity and inflation, the Selic rate is expected to be 12.25% at the end of the year.

The tightening of financial conditions increases the risk of the global economy slowing down. Although central banks adopt the principle of separation of instruments to deal with inflation and liquidity issues, controlling inflation will continue to demand a restrictive monetary policy this year. With this, the actions of central banks will continue to be the determining factor for asset prices and expectations.

## HIGHLIGHTS FOR THE PERIOD

In February 2023, we called our shareholders to participate in the Special and Annual Shareholders' Meetings, an event that took place on March 10, 2023, and that approved, among other proposals, the cancellation of 16,317,800 registered shares, with no-par value, issued by the Company, held in treasury, without a reduction in the value of the share capital; the amendment of the Bylaws, according to CMN Resolution No. 4,910/21; and the election of the members of the Audit Committee for 2023.

In addition, on February 28, 2023, the transaction was completed with Banco Votorantim S.A. ("banco BV") for the formation of an independent investment manager, which will have its own brand, to be defined. In the transaction, we, through one of our indirect subsidiaries, acquired 51% of BV DTVM S.A.

## STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, based on their needs and lifecycle, and increasing their satisfaction by means of an excellent experience in all their interactions with the Organization. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

**Clients – our inspiration:** Our goal is to contribute to the achievements of our clients through a service of excellence, focused on their needs and objectives, promoting the best experience (pleasant and complete) and a relationship based on trust and respect. Having the client at the center of our strategy, we have developed several initiatives to enhance our knowledge of behavior, needs and goals, adding value to each moment and interaction. By using data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We integrate journeys and processes supported by real-time decision technologies.

**Digital Transformation – how we do it:** Efficiency, Agility, Connection, Innovation and Simplicity. This is our mentality about digital behavior. In an environment full of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. We focus on actions and projects aimed at optimizing the channels that clients use to contact us, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

**People – our team:** People are the core of our strategy. We want our company to be the destination for high-performance professionals so they can live in the present whilst building their future. We seek to enhance our professionals' essential and life-changing skills in order to make our corporate strategy feasible. We build an organizational culture based on ethics, transparency and respect for people. We invested in having an innovative, challenging, and diverse environment.

**Sustainability – made to last:** We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified way, with ethical and transparent actions, through the best balance between risk and return and a robust capital and liquidity structure. We seek to contribute to the sustainable development of society, with a low carbon and inclusive economy. We are committed to managing the socio-environmental and climate risks related to our business. Our performance, guided by diversity and inclusion, reinforces our belief in the transformative potential of people, respecting both individuality and differences. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians.

# HIGHLIGHTED INFORMATION

## BOOK NET INCOME AND ROAE


18.5%
R$ billion
7.0
10.6%
4.3
1Q22
1Q23
Book Net Income
ROAE

## SHAREHOLDERS' EQUITY


R$ 14.20
R$ 14.59
R$ billion
+3%
151.1
155.3
1Q22
1Q23
Shareholders' equity
Book Value per Share

## INTEREST ON SHAREHOLDERS' EQUITY/DIVIDENDS **R$ 2.9 bi** (gross)

**R$ 2.3 bi** supplementary

**R$ 578 mm** monthly

## EARNING PER SHARE

**R$ 0.38** IN COMMON SHARES

**R$ 0.42** IN PREFERRED SHARES

## BASEL RATIO

**15.1%**

## MARKET VALUE

**R$ 133.1 bi**

## EXPANDED LOAN PORTFOLIO

**R$ 879.3 bi** (+5% in 12M)

LARGE COMPANIES: **R$ 340.1 bi** (+1% in 12M)

INDIVIDUALS: **R$ 365.3 bi** (+10% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$ 173.9 bi** (+4% in 12M)

## ALLOWANCE FOR LOANS

**R$ 60 bi** (+27% in 12M)

## TOTAL DEPOSITS

**R$ 589.2 bi**
**(+7% in 12M)**

**Time Deposits** – R$ 411.6 bi (+14% in 12M)
**Savings Deposits** – R$ 128.3 bi (-5% in 12M)
**Demand Deposits** – R$ 48.0 bi (-6% in 12M)
**Interbank Deposits** – R$ 1.3 bi (-44% in 12M)

## SECURITIES

**R$ 678.1 bi**
**(+4% in 12M)**

**Available-for-Sale Securities** – R$ 285.5 bi (-2% in 12M)
**Trading Securities** – R$ 287.9 bi (+2% in 12M)
**Held-to-Maturity Securities**[1] – R$ 104.7 bi (+33% in 12M)

[1] As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

# 100% CLIENT

We are establishing even closer relationships with our clients. Therefore, our focus will continue to be on meeting their goals, desires and needs. To accomplish this, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we can get to know each client even better, providing solutions that are consistent with their goals, desires and needs, and that facilitate their daily lives. This movement corresponds with our motto "With us, you come first" and takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's customer channels.

Constant work is carried out by the Bradesco Experience (be.), responsible for promoting the best experience to clients, regardless of the channel used by the client to interact with us. It is a team composed of specialized professionals with a desire to create complete, intuitive and customized journeys for all clients, from beginning to end. In addition, we enhanced partnerships that enable more fluid experiences across different channels, including for non-financial services. To ensure resilience within our channels and agility in building journeys, we also seek to strengthen our cloud structure.

By the end of March 2023, our base was composed of 76.7 million clients.



COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional¹
Companies and Business
Up to R$ 50 mi
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
INDIVIDUALS
Non-account holders²
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual or corporate clients who consume Bradesco Organization products but do not have a bank account.

# SERVICE STRUCTURE

By offering practical and secure services in all sectors that we operate, we maintain a large and modern Customer Service network, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first quarter of 2023, the Network comprised 85,461 points, including 2,855 branches and 46,921 ATMs.

### DIGITAL CHANNELS

With clients becoming increasingly more digital and autonomous, we will continue to improve our operations in digital solutions. In the first quarter of 2023, more than 98% of transactions were carried out with Bradesco's Digital Channels, especially using the Bradesco App (Individuals and Companies), which showed a 35% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

### ACESSIBILITY

This year, we celebrate our 80th anniversary, and our goal to make clients' lives easier intensifies. More than 24 years ago, we started a transformation movement with the implementation of various solutions, such as launching accessible ATMs, an exclusive Call Center for people with hearing impairments and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the subject continues to receive the dedication it deserves through projects and actions focused on connecting with communities, empowerment, and minimizing the barriers to accessing information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

### DIGITAL PLATFORMS

Currently, we have 12 large Digital Platforms serving clients in the Exclusive sector (one of which is exclusively for Corporate clients) and four serving clients in the Prime sector. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we had assisted 1,103 thousand clients in total – 818 thousand Exclusive, 60 thousand Corporate, and 225 thousand Prime. We also have the Bradesco Private Bank Digital Branch, assisting 19 thousand clients in this sector.

### NEXT

The *next* ecosystem offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, accounts for children and teens (nextJoy), more than 1.4 million offers at nextShop marketplace, exclusive benefits on the Mimos (gratuities) hub, and integration with digital wallets like Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay, among others.

In Open Finance, next has the "Minhas Finanças" ("My Finance") feature, an account aggregator that allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

As a result of the actions undertaken, there was a 28% increase in the volume of active clients compared to the same period of the previous year. Also in the same period, 171.7 million transactions were processed, which represent 34% growth compared to the previous year.

### DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, INSS payroll-deductible loans, anticipated FGTS Birthday Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed the first quarter of 2023 with 5.7 million accounts in total, recording a growth of 47% over the same period in 2022.

## INTERNATIONAL OPERATIONS

We have a team of specialists in Brazil and abroad to act on exchange rates, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or companies, who wish to access the US market, by offering complete investment, banking and financing solutions.

**BRANCHES**

| | |
|---|---|
| New York<br>Grand Cayman | Banco Bradesco S.A. |

**REPRESENTATIVE OFFICES**

| | |
|---|---|
| Hong Kong | Banco Bradesco S.A. |
| Guatemala | Representaciones Administrativas Internacionales |

**SUBSIDIARIES**

| | |
|---|---|
| Luxemburg | Banco Bradesco Europa S.A. |
| New York | Bradesco North America LLC<br>Bradesco Securities, Inc. |
| London | Bradesco Securities UK Limited |
| Hong Kong | Bradesco Securities Hong Kong Limited<br>Bradesco Trade Services Limited |
| Grand Cayman | Cidade Capital Markets Ltd. |
| Mexico | Bradescard México Sociedad de Responsabilidad Limitada |
| Florida | Bradesco Bank<br>Bradesco Investments<br>Bradesco Global Advisors |

# MAIN PRODUCTS AND SERVICES

bradesco seguros

| Mar23 (R$ million) | Net Income | Shareholders' Equity | Securities | Income from Insurance Premiums, Pension Contributions and Capitalization Bonds |
|---|---|---|---|---|
| | 1,770 | 33,709 | 352,628 | 24,997 |
| | **Return on Average Equity (ROAE)** | **Total Assets** | **Compensation, Draws and Redemptions Paid** | **Technical Provisions for Insurance, Pension Plans and Capitalization Bonds** |
| | 18.2% | 381,342 | 21,084 | 332,905 |

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which has made it the market in Brazil and Latin America.

This solid history has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several sectors, such as Car Insurance.

We offer Life Insurance, Health and Dental Plans, Capitalization, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance sector of large risks, P&C (Property and Casualty) and transport, aimed at medium and large-sized corporate clients of the most diverse markets.

A modern structure is available to policyholders and clients, consisting of web and mobile channels, call centers, own premises with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

## CARDS

We have the most complete line of payment methods in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we operate in the Mexican market, as one of the largest issuers of credit cards with exclusivity in leading store chains in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – Comisión Nacional Bancária y de Valores or National Banking and Securities Commission) and the Brazilian authority (Bacen – Banco Central do Brasil or Central Bank of Brazil).

We are well-positioned with relevant shareholdings, such as Cielo and Elopar – an investment holding company whose investments include Alelo (benefit and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (card/brand provider), and Veloe (mobility and tolls company).

**R$ 79.8 billion** in card transactions in the period. **R$ 2.3 billion** in Fee and Commission Income.

## LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, maintaining focus on customizing the offers, improving customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the credit lines, we highlight:

- **Agribusiness:** we are among the biggest financiers in the agricultural sector, with offers and solutions to assist with the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural machinery in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers;

- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) on-lending, market leader in leasing, largest collateral portfolio on the market and market leader in advance payments to suppliers;

- **Real Estate:** we are one of the most relevant in this market, maintaining our commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the country;

- **For companies:** working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises. With Bradesco Corporate, the leader in the Brazilian market in assets for large- and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of marketing and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each clients' profile, with a smooth and multi-channel approach.

Balance of the main portfolios in the period:

| R$ billion | Dec22 | Dec21 | Variation % |
|---|---|---|---|
| **Consumer Financing** | **254,8** | **230,9** | **10%** |
| Payroll-deductible Loans | 89,7 | 84,6 | 6% |
| Credit Card | 72,3 | 59,1 | 22% |
| Personal Loans | 58,0 | 53,3 | 9% |
| CDC / Vehicle Leasing | 34,8 | 34,0 | 2% |
| Real Estate Financing | 107,2 | 96,1 | 12% |
| Rural Loans | 39,4 | 33,2 | 19% |
| BNDES/Finame Onlendings | 16,2 | 15,5 | 5% |
| Working Capital | 141,8 | 147,7 | -4% |
| Foreign Trade Finance | 46,6 | 60,4 | -23% |
| Sureties, Guarantees and Securities | 195,4 | 183,7 | 6% |
| Other | 77,8 | 67,0 | 16% |
| **\\ Expanded Loan Portfolio** | **879,3** | **834,5** | **5%** |

## CONSORTIA

Our clients, being account holders or not, have access to the full Bradesco Consórcios portfolio. We have an integrated base for marketing solutions in synergy with Branches, Digital Platforms, and Partners reaffirming the active presence in the sectors of movable and immovable assets.

**R$8.1 billion** in revenue in the first three months of the year, resulting in a total portfolio of **R$98.6 billion**.

**R$570.2 million** in Fee and Commission Income.

**1.5 million** active quotas, totaling **143 thousand** new quotas sold in the period.

## INVESTMENT BANKING

Our Investment Banking consists of two main areas: Investment Banking and Global Markets. With Investment Banking, we advise our clients on the primary and secondary actions: merger transactions, acquisition and sale of assets and companies; and the structuring and distribution of debt instruments in local and international markets. Structured corporate finance operations and projects are under the modality of Project Finance.

Our Global Markets area exclusively serves the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia. We actively participate in the primary shares and debt market through the distribution of offers coordinated by our Investment Banking.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, DI (Interbank Deposits), dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized over-the-counter (OTC) market.

Our Research has 38 professionals in the analysis field of variable income investments, shares strategy and macroeconomics, focused on companies with shares listed on the largest stock exchanges in Latin America, with a coverage of approximately 92% of the MSCI LatAm index.

## ASSET MANAGEMENT

Representing us in the fund and portfolios management market, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple sectors of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

**R$ 669,7 billion** in investment funds and managed portfolios under management in the period.

## ÁGORA INVESTIMENTOS

Ágora, Banco Bradesco's investment house, is a one stop, open and independent investment platform. Prioritizing the investor's journey and experience, it aggregates technology and innovation, as well as quality content and expert advice by professionals trained to serve all types of investors. It is dedicated to care for Individuals and Companies, whether Bradesco account holders or not. Through the website or the App, the client finds a modern Home Broker, its share trading platform on the stock exchange, and a select portfolio with more than 1,400 investment options, in more than 130 institutions from all over the market, offered from curatorship in the selection of the best investment products. It provides the client with one of the largest fixed income grids in the market with more than 600 options among public, private and Direct Treasury bonds; more than 260 investment funds from renowned managers, exclusive products, such as COES, LIGs, as well as private pensions, including allowing access to investments abroad by Bradesco Invest US, where the client finds the best opportunities according to their profile and objective, whatever it may be.

The Ágora Client also has exclusive programs and services, such as: Ágora Scan, which selects the best products according to the profile of each client; Paid Custody with online membership (the client accesses the best rates in the remuneration of rent of shares in the market); Invista Fácil, a mechanism for the client to follow the strategy of the recommended share portfolios through five exclusive funds and with investments starting at R$1.00; Ágora Kids and Ágora Universitário, which promote the entry of new investors in the capital market; Ágora Visa Infinite Credit Card, which grants a 1% cashback on purchases made; Ágora Trader, six advanced trading terminals with extensive resources for stock exchange operations; Ágora Plus, exclusive space that offers discounts and cashback in dozens of partner stores; and finally, the partnership with Veloe, with special contracting conditions, such as an exemption of monthly fees in paying tolls and parking.

The commitment to democratizing access to financial education remains a priority, with the Ágora Academy, one of the largest financial education platforms in Brazil, we bring together the best business schools in the country in order to democratize access to education. It is an open platform, including for non-clients, that offers more than 100 courses, 50 of them free and all certified. Its wide range includes courses in financial products and markets, serving from the beginner to the most experienced investor, with preparatory courses to enter the labor market, management, specialization in the financial market and even post-graduation and MBA.

With the new Ágora Insights, the client can access all of the reports and recommendations prepared by a team of renowned analysts and economists in one place: a modern and intuitive platform, including the largest analysis coverage of companies listed on the stock exchange, with more than 160 companies, as well as real estate investment and fixed income funds. High-quality information to help clients make the best decision when it comes to investing. Investors also have Ágora Play and Ágora Cast, daily platforms of live streams and podcasts with analysts, economists and market managers; finally, they will be able to follow everything that happens live or whenever they want, from wherever they are.

With Ágora, the client has a complete investment platform at their disposal, personalized advice given by certified experts who understand the subject, in addition to content, analysis, information, education, exclusive products and services gathered in one place, taking their stage in life, profile and goals into account. Using Ágora Hub in the App, the experience is even more complete: all products, services, content and solutions are offered via the App 24/7, ensuring a differentiated journey with comfort, security and the soundness of one of the largest financial institutions on the market.

## BROKER

We serve the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, interbank deposits, dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized OTC market.

We actively participate in the primary stock market through the distribution of the main initial public offering 'IPOs' and also in the secondary market through Follow On operations.

## INVESTIMENTS

Bradesco Investimentos has a complete asset management platform that aims to provide the client with differentiated and personalized investment advice, both in a face-to-face and remote form, covering the whole Banco Bradesco product range, in an accessible and sophisticated way, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the client's stage of life, needs, goals and profile.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment. Our clients also have the Invest+ Bradesco App, our investment consolidator, which brings the complete view of its resources, including in other institutions, as well as information on profitability, valuation, exclusive content and much more.

# MISCELLANEOUS SOLUTIONS

**CAPITAL MARKETS**

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with an emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

**CASH MANAGEMENT**

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services with stability, security, tailored solutions and integrated systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

**PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR**

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.6 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 33 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

# TECHNOLOGY AND INOVATION

Bradesco has just celebrated 80 years of having its doors open to clients, always putting them first since its foundation. The Bank was established with innovative proposals to support Brazil and Brazilians, popularizing banking services through leadership and the ability to reinvent itself in all areas, scenarios and economic profiles.

We have always been pioneers in the use of technology at the service of the consumer, witnessing the digital transformation every day, constantly focusing on the needs, preferences and expectations of our clients, developing hyper-personalization, especially on the digital channels' journeys that are now the preferred means of interaction with the Bank, representing 98% of interaction.

And the preference is justified: we started the year focused on digital. On the Bradesco App, the release of personal loans can be made with guarantee of investments, such as funds, CDB, VGBL, LCA, LCI and Capitalization that can be accepted digitally. In the area of loans, we also have a new, more modern menu with greater autonomy allowing the client to manage their contracts.

We offer digital forms of financing, whether for the acquisition of vehicles, real estate or consortia from simulation to contracting, with acceptance, inspection and monitoring via cell phone. Still in the Credit segment, we have brought a new journey to the public payroll-deductible loans on the Bradesco App, which began to show the status of the client, allowing them to follow up their proposal. The contracting of a payroll-deductible loan for INSS beneficiaries who have a 'benefit account' can also be done on the BDN self-service machines.

With a range of digital products, Bradesco strives for the total security of its channels, inserting another authentication factor to register the Token on the mobile phone via the App: Facial Biometrics, whose authentication data is protected within the Bank's IT environment, not on the mobile operating system. When switching to a new device, the client will not need to register again.

PIX, a payment system used by more than 130 million Brazilians, among which 25% are Bradesco clients, also gained prominence in the period. It is now possible to schedule recurring transfers directly on the Bradesco App. It is possible to request a "return of unrecognized PIX transfer" through Internet Banking, for cases where the client is a victim of coercion, scam, theft or burglary of their cell phone. The "Bradesco Facilitated PIX" is a new solution present in some partner Apps that automatically directs the client to the Bradesco App to log in and confirm the transaction adding more practicality, agility and security to the purchase. And since we can extrapolate the borders of the Organization, through the Open Finance feature, it is also possible to make a PIX via Bradesco App using another institution's balance.

For the investor client, Invest+ Bradesco, an investment consolidator, is now available on Internet Banking so that the client can check their investment positions, either in Bradesco or other institutions, expanding the usability of the solution. And there is more news: when accessing the Bradesco App, the client can choose to invest in a product of the recommended portfolio and be directed to the investment showcase and make investments directly. The recommendations are even more accurate with the use of artificial intelligence in the analysis of the client profile, observing variables such as age, AIP (analysis of the investor profile), level of instruction, investments, transfers and expenses on the credit card, which reveal the consumption profile to generate offers. Also through the App, it is possible to follow the future launches of investments when making investments or redeeming funds, since the client visualizes the date on which the operation will be carried out. Ágora is always full of content for the investor, client or non-client, and now, has just gained a new functionality in the Quotes area of the website, with access to information about the most relevant stock exchange quotes in the world scenario, main currencies, ratios, economic indicators and interest rates.

And Bradesco is concerned with making its clients thrive, helping them to achieve balance. For this, we have developed offers of products for the financial reorganization of the Individual, making them available in various Advisory and Digital Portals for debt renegotiation.

Prosperity, in fact, is the word when we evaluate the potential of agribusiness, which does not stop growing in Brazil. Bradesco follows this evolution, prioritizing the rural producer with a dedicated platform, e-agro, which was born with the objective of broadening rural loan operations and in all agribusiness products, including small and medium producers. The Rural Product Note (CPR) has already been made available, the only one in the market in a completely digital way and integrated with partners that are already connected to the platform.

BIA, our virtual assistant, always evolving in language, understanding and functionalities, is always ready to integrate the latest features. Now helps corporate clients to check their balance and income easily and quickly through Invest Fácil, on Net Empresa. It also clears doubts about fraud prevention and social security, in such a natural way that it brings the feeling that we are talking to experts.

The Cards segment also features innovations. For clients who prefer the debit function, it is possible to register the card as a recurring payment method in the main services of streaming, delivery, in-app mobility and diversities. There is also news in the Digital Credit Card Acceptance on the Bradesco App, which displays pending proposals, immediate activation via Apple Pay, Google Pay and Samsung Pay and a summary of the proposal with the annual fee information. At the request of the clients themselves, a new feature was also implemented in the virtual card journey that can be registered for recurring transactions in monthly payments in streaming.

And at the beginning of the year, Grupo Bradesco Seguros also innovated, with Digital Acceptance in the proposals of capitalization and facilities in the management of pensions by the Bradesco App, such as changing plans and checking profitability, recommendations and products. For self-service, the client can automatically check statements over a period of up to 24 months, or receive statements of longer periods by email within 2 hours.

In this quarter, Bradesco completed its first pilot operation of tokenizing a financial asset, with all the security and modernity of blockchain technology. Held in conjunction with the OTC Brasil Stock Exchange, it consisted of the issuance of a Bank Credit Bill (CCB) worth R$10 million, where Bradesco served as originator and distributor of the securities.

The past, present and future are found in eight decades of transformation of Bradesco, where pioneering is its trademark. In that regard, Bradesco and USP (Universidade de São Paulo) have just signed a partnership, through the Innovation Center (InovaUSP), with the aim of exploring the field of emerging technologies and intensifying innovation and entrepreneurship, putting the client constantly at the center of their strategy, which demands a mindset that is fully focused on innovation.

This way of thinking and acting has worked for the long journey we have had so far. Bradesco was recognized as the first place in the 'Traditional Banks' category in the 5th edition of the Ranking Onboarding 2022, research that evaluates the experience of users in the processes of registration and opening an account, whose evaluation of clients involved 'Experience and Effectiveness', 'Perceived Security' and 'Willingness to Remain'. These recognitions have led us to offer an increasingly better Bank by ratifying the commitment with society.

# SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

Our ESG performance has been recognized by the market, as we had a performance mostly above the average for the industry in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others. For the 17th consecutive time, we have been part of the Dow Jones Sustainability Index (DJSI) select group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2022–2023 cycle. Additionally, for the 18th consecutive time, we were selected in the portfolio of the **Corporate Sustainability Index** (ISE) of B3, remaining among the 10 most sustainable companies in the country. This quarter, we were recognized in the S&P Global's **Sustainability Yearbook** for the 5th consecutive time. The highlight was the ranking among the 5% with the best assessment in sustainable banking practices in the world.

We are committed to the sustainable development of Brazil and continue our journey, reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites bradescori.com.br e bradescosustentabilidade.com.br

# HUMAN RESOURCES

One of the most important pillars that support the Organization, as well as one of the reasons for our success that we would like to recognize, is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. Viva Bem (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

Among the features focused on promoting employee health, we highlight: Telemedicine: a video appointment, through the Saúde Digital App (Digital Health) – Bradesco Saúde, with the assistance of a specialist doctor, available 24/7; **Lig Viva Bem**: a counseling and guidance service offered to our employees and their households, which is carried out by specialized professionals, who provide emotional, social, legal, and financial guidance, among others, 24/7; and the Mental Health Trail: a series of lectures focused on prevention and mental health care, through general guidelines on behaviors, signs and symptoms of illness.

Education also gains prominence in Bradesco. Unibrad (Bradesco Corporate University) devoted its efforts to meeting the organizational strategies, promoting awareness that employee participation is crucial to their career and to the results of the Organization. With online and face-to-face courses, there are more than 4,000 learning solutions available, with topics focused, for example, on sustainability, citizenship, leadership, technology, risk, compliance, diversity, corporate competencies, and health.

To further enhance our team, we have established a robust governance for diversity, equity and inclusion, formed by the **Sustainability and Diversity Committee**, which includes the participation of the CEO of the Board of Executive Officers and the Chairman of the Board of Directors, and the **Diversity, Equity and Inclusion Working Group**, formed of employees from various areas and of different seniorities. In addition, in the Human Resources structure, the area of **Diversity, Equity and Inclusion** is responsible for catalyzing transformations and managing initiatives that drive representativeness in the workforce, acting mainly in four pillars: People with Disabilities, Gender, LGBTI+, and Ethnic-racial. And, finally, every employee, regardless of their hierarchical level, can also participate in the **Affinity Groups (AGs)**: "Somar", aimed at including people with disabilities; "AfroBra", focused on the evolution of ethnic-racial agendas; "DiversiBrad", focused on LGBTI+ inclusion; and "Mulheres Pra Frente", focused on gender equity. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

Finally, with much pride, we communicate that our ongoing commitment to adopting practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW Gestão Saudável (Healthy Management), in which Banco Bradesco ranked first among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the LinkedIn Top Companies Brazil 2022 list. Closing out the recognitions of 2022, we were recognized as one of the Amazing Places to Work, through the FIA FEEx research, ranking second in the banks category. We are also present in the thematic diversity rankings: Ethnic Racial GPTW, Women GPTW and PwDs GPTW, who recognized us as one of the best companies for people to work.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 86,212 employees – 73,855 of Bradesco and 12,357 of Affiliated Companies. Among outsourced employees, we had 8,283 associates and 2,220 interns.

# CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first quarter of 2023, six meetings were held, one of which was annual and five special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section.

**INTERNAL AUDIT**

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

# POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In the first quarter of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.8% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

# INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

## INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

# COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

# SOCIAL INVESTMENTS

**FUNDAÇÃO BRADESCO**

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

**R$ 1.1 billion**

Total budget for 2023

**R$ 846 million** are allocated for Activity Expenses.

**R$ 285 million** are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

**SCHOOL NETWORK**

**More than 61,000 students benefited** primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level – nationwide.

**VIRTUAL SCHOOL**

**More than 2 million** students will complete at least one of the free, quick courses available on the portal.

**PROJECTS AND PARTNERSHIP INITIATIVES**

More than 8,000 beneficiaries in educational and information technology courses and lectures.

**BRADESCO ESPORTES (SPORTS)**

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

# RECOGNITIONS

- Bradesco Global Private Bank was featured in **Global Finance's Private Bank Awards 2023**, awarded Best Private Bank for Intergenerational Wealth Management, in the Global category, and Best Private Bank Digital Solutions for Clients, in the Latin America category (Global Finance).
- We received an award with the case "Client's Positive Cycle" at the **Ouvidorias Brasil (Brazilian Association of Customer-Company Relations) 2022** award.
- We are among the best rated companies in the **S&P Global Sustainability Yearbook 2023**, as one of the most committed companies with society and the planet for their sustainable practices (S&P Global).
- We Integrate **Bloomberg's 2023 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- We were recognized by the **Great Place to Work 2022** label, in the ethnic-racial categories (11th place), women (5th place) and PwD (2nd place).
- We are among the **most valuable Brazilian brands** according to the ranking published by global consultancy Interbrand.
- We are the best rated bank by clients in the index that measures the quality of service provided by banks and platforms, published on the website **Valor Investe** (by Toluna in partnership with FGV).

# ACKNOWLEDGMENTS

At the end of the first quarter of 2023, we reflected on the opportunities and advances already initiated and those to come. We remain confident in the country and its people, envisioning a promising year. By the results obtained, we appreciate the support and trust of our shareholders and clients and the efficient and diligent work of our employees and all other associates.

Cidade de Deus, May 4, 2023

**Board of Directors and Board of Executive Officers**

# Statement of Financial Position

| | Note | On March 31, 2023 | On December 31, 2022 |
|---|---|---|---|
| | | | R$ thousands |
| Assets | | | |
| Cash and due from banks | 5 | 20,748,593 | 20,548,372 |
| Financial instruments | | 1,697,996,222 | 1,665,001,949 |
| - Interbank investments | 6a | 188,688,625 | 122,479,579 |
| - Compulsory deposits with the Brazilian Central Bank | 7a | 103,691,122 | 101,973,384 |
| - Securities | 8b | 678,055,903 | 712,537,190 |
| - Derivative financial instruments | 9b | 27,835,529 | 16,258,496 |
| - Loans | 10a | 536,784,699 | 543,270,854 |
| - Other financial instruments | 11 | 162,940,344 | 168,482,446 |
| Leases | 10a | 3,654,665 | 3,574,170 |
| Expected credit loss associated with credit risk | | (60,032,471) | (57,740,555) |
| - Loans | | (53,618,794) | (51,703,525) |
| - Leases | | (45,755) | (45,795) |
| - Other receivables | | (6,367,922) | (5,991,235) |
| Deferred income tax assets | 33c | 94,528,404 | 91,519,016 |
| Investments in associates and jointly controlled entities | 12a | 9,228,930 | 9,042,041 |
| Property and equipment | 13 | 20,891,111 | 20,965,376 |
| Intangible assets | 14b | 42,053,827 | 42,225,480 |
| Accumulated depreciation and amortization | | (38,022,699) | (39,280,577) |
| - Property and equipment | 13 | (12,748,040) | (13,089,209) |
| - Intangible assets | 14b | (25,274,659) | (26,191,368) |
| Other assets | 15 | 24,364,522 | 26,600,909 |
| Accumulated impairment of non-financial assets | | (3,025,000) | (3,131,714) |
| Total assets | | 1,812,386,104 | 1,779,324,467 |

| | | | |
|---|---|---|---|
| Liabilities | | | |
| Deposits and other financial liabilities | | 1,254,914,582 | 1,229,646,750 |
| - Deposits from banks | 16 | 293,860,103 | 281,948,038 |
| - Deposits from customers | 17 | 586,861,257 | 590,682,206 |
| - Securities issued | 18 | 231,685,420 | 222,257,328 |
| - Subordinated debts | 19a | 47,885,523 | 52,241,332 |
| - Derivative financial instruments | 9b | 26,159,341 | 13,341,324 |
| - Other financial liabilities | 20 | 68,462,938 | 69,176,522 |
| Provisions | | 365,804,599 | 359,977,830 |
| - Technical provisions for insurance and pension plans | 21a I | 332,904,954 | 324,024,070 |
| - Other provisions | 21b | 32,899,645 | 35,953,760 |
| Deferred taxes | 33e | 6,001,560 | 5,707,023 |
| Other liabilities | 23 | 29,521,651 | 28,991,650 |
| Total liabilities | | 1,656,242,392 | 1,624,323,253 |
| Equity | | | |
| Capital | | 87,100,000 | 87,100,000 |
| Treasury shares | | (224,377) | (224,377) |
| Capital reserves | | 11,441 | 11,441 |
| Profit reserves | 24b | 74,966,559 | 73,564,208 |
| Accumulated other comprehensive income | | (6,532,281) | (6,188,049) |
| Equity attributable to shareholders of the parent | | 155,321,342 | 154,263,223 |
| Non-controlling shareholders | 25 | 822,370 | 737,991 |
| Total equity | | 156,143,712 | 155,001,214 |
| Total equity and liabilities | | 1,812,386,104 | 1,779,324,467 |

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Income Statements

| | Note | R$ thousands | |
|---|---|---|---|
| | | Three months ended on March 31 | |
| | | 2023 | 2022 |
| **Revenue from financial intermediation** | | **51,023,398** | **41,970,213** |
| - Loans | | 27,060,881 | 23,825,457 |
| - Leases | | 130,772 | 99,270 |
| - Net gain or (loss) with securities and interbank investments | 9fIII | 18,422,081 | 13,696,019 |
| - Net gain or (loss) from derivative financial instruments | 9e | 1,282,240 | 1,760,261 |
| - Financial income from insurance, pension plans and capitalization bonds | | 1,221,416 | 370,590 |
| - Foreign exchange income | 11 | (183,708) | 86,765 |
| - Reserve requirement | 7b | 2,395,417 | 1,617,548 |
| - Sale or transfer of financial assets | | 694,299 | 514,303 |
| **Expenses from financial intermediation** | | **(31,440,474)** | **(19,196,498)** |
| - Retail and professional market funding | 16e | (29,919,412) | (19,796,137) |
| - Borrowing and on-lending | 16d | (1,521,062) | 599,639 |
| **Net revenue from financial intermediation** | | **19,582,924** | **22,773,715** |
| **Expected Credit Loss Associated with Credit Risk expense** | | **(9,661,923)** | **(6,769,801)** |
| - Loans | | (9,288,446) | (6,795,345) |
| - Leases | | 18 | 4,988 |
| - Other receivables | | (373,495) | 20,556 |
| **Gross income from financial intermediation** | | **9,921,001** | **16,003,914** |
| **Net other operating income (expenses)** | | **(5,635,033)** | **(6,356,242)** |
| - Fee and commission income | 26 | 5,085,181 | 5,019,465 |
| - Income from banking fees | 26 | 1,803,309 | 1,936,110 |
| - Other income from insurance, pension plans and capitalization bonds | 21aIII | 1,646,173 | 1,646,297 |
| - Personnel expenses | 27 | (5,612,044) | (5,162,745) |
| - Other administrative expenses | 28 | (5,280,539) | (4,831,465) |
| - Tax expenses | 29 | (1,820,865) | (2,154,814) |
| - Share of profit (loss) of associates and jointly controlled entities | 12a | 395,879 | 217,230 |
| - Other operating income | 30 | 3,727,957 | 3,157,363 |
| - Other operating expenses | 31 | (5,377,111) | (5,510,436) |
| - Provision (expenses)/reversals | | (202,973) | (673,247) |
| - Labor | | (296,002) | (242,789) |
| - Tax/Civil | | 163,298 | (242,151) |
| - Others | | (70,269) | (188,307) |
| **Operating profit/(loss)** | | **4,285,968** | **9,647,672** |
| **Non-operating income/(expense)** | 32 | **1,365** | **388,892** |
| **Income before income taxes and share of profit of associates and joint ventures** | | **4,287,333** | **10,036,564** |
| Income taxes | 33 | 66,989 | (2,980,817) |
| Non-controlling interests in subsidiaries | | (74,018) | (46,547) |
| **Net income** | | **4,280,304** | **7,009,200** |
| | | | |
| **Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):** | | | |
| - Earnings per common share | 24fI | 0.38 | 0.57 |
| - Earnings per preferred share | 24fI | 0.42 | 0.63 |

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Comprehensive Income Statement

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Net income | 4,280,304 | 7,009,200 |
| Non-controlling shareholders | 74,018 | 46,547 |
| Net income for the period attributable to shareholders of the parent | 4,354,322 | 7,055,747 |
| | | |
| Net income for the period attributable to shareholders of the parent and non-controlling shareholders | (344,224) | (699,267) |
| | | |
| Securities available for sale | (372,743) | (407,688) |
| - Own and Subsidiaries | (731,823) | (728,266) |
| - Associates and jointly controlled entities | 80,108 | 59,020 |
| - Tax effect | 278,972 | 261,558 |
| | | |
| Cash flow hedge | 44,776 | (528,854) |
| Hedge of investment abroad | (52,534) | 449,956 |
| Tax effect | 4,835 | 23,997 |
| | | |
| Foreign currency translation differences of foreign operations | 31,442 | (236,678) |
| | | |
| Items that cannot be reclassified to the income statement | (8) | 30 |
| | | |
| Actuarial valuation | (8) | 30 |
| | | |
| Total other comprehensive income | (344,232) | (699,237) |
| Total comprehensive income | 4,010,090 | 6,356,510 |

| | | |
|---|---|---|
| Attributable to shareholders: | | |
| Shareholders of the parent | 3,936,072 | 6,309,963 |
| Non-controlling interests | 74,018 | 46,547 |

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Changes in Shareholders' Equity

R$ thousands

| | Capital | Capital reserves | Profit reserves | | Accumulated other comprehensive income | Treasury shares | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|
| | | Share premium | Legal | Statutory | | | | |
| Balance on December 31, 2021 | 83,100,000 | 11,441 | 11,548,007 | 56,122,893 | (2,994,628) | (666,702) | - | 147,121,011 |
| Capital increase with reserves | 4,000,000 | - | - | (4,000,000) | - | - | - | - |
| Cancellation of treasury shares | - | - | - | (666,702) | - | 666,702 | - | - |
| Asset valuation adjustments (1) | - | - | - | - | (699,237) | - | - | (699,237) |
| Net income | - | - | - | - | - | - | 7,009,200 | 7,009,200 |
| Allocations: | | | | | | | | |
| - Reserves | - | - | 350,460 | 4,326,392 | - | - | (4,676,852) | - |
| - Interest on Equity Paid and/or provisioned | - | - | - | - | - | - | (2,231,505) | (2,231,505) |
| - Provisioned dividends | - | - | - | - | - | - | (100,843) | (100,843) |
| Balance on March 31, 2022 | 87,100,000 | 11,441 | 11,898,467 | 55,782,583 | (3,693,865) | - | - | 151,098,626 |
| | | | | | | | | |
| Balance on December 31, 2022 | 87,100,000 | 11,441 | 12,584,615 | 60,979,593 | (6,188,049) | (224,377) | - | 154,263,223 |
| Asset valuation adjustments (1) | - | - | - | - | (344,232) | - | - | (344,232) |
| Net income | - | - | - | - | - | - | 4,280,304 | 4,280,304 |
| Allocations: | | | | | | | | |
| - Reserves | - | - | 214,015 | 1,188,336 | - | - | (1,402,351) | - |
| - Interest on Equity Paid and/or provisioned | - | - | - | - | - | - | (2,877,953) | (2,877,953) |
| Balance on March 31, 2023 | 87,100,000 | 11,441 | 12,798,630 | 62,167,929 | (6,532,281) | (224,377) | - | 155,321,342 |

(1) Includes the effects of exchange variation related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Statements of Cash Flow

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Cash flow from operating activities: | | |
| Income/(Loss) before income taxes and non-controlling interests | 4,287,333 | 10,036,564 |
| Adjustments for: | 17,353,938 | 12,148,055 |
| - Effect of changes in exchange rates on cash and cash equivalents | (198,302) | (527,872) |
| - Expected credit loss associated with credit risk | 9,661,923 | 6,769,801 |
| – Depreciation and amortization | 1,581,801 | 1,254,155 |
| Constitution/Reversion impairment losses of assets | 275,065 | (639,626) |
| - Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions | 566,741 | 916,443 |
| - Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds | 8,028,049 | 8,445,597 |
| - Share of profit (loss) of associates and jointly controlled entities | (395,879) | (217,230) |
| (Gain)/Loss on Investments | 9,012 | (348,860) |
| - (Gain)/loss on sale of fixed assets | (30,245) | 10,773 |
| - (Gain)/loss on sale of non-financial assets held for sale | (23,800) | (83,588) |
| - Foreign exchange variation from other assets and liabilities overseas | (2,120,427) | (3,431,538) |
| (Increase)/Decrease in assets | (1,461,098) | 22,810,466 |
| - Interbank investments | (4,848,064) | 2,957,291 |
| - Compulsory deposits with the Brazilian Central Bank | (1,519,094) | 2,748,587 |
| - Trading securities and derivative financial instruments | (976,459) | 34,891,404 |
| - Loans and leases | (1,138,193) | (9,475,853) |
| - Deferred tax assets | (361,503) | (882,444) |
| - Other assets | 1,635,520 | 553,217 |
| - Other financial instruments | 5,746,695 | (7,981,736) |
| (Increase)/Decrease in liabilities | 5,801,471 | (14,752,855) |
| - Deposits and other financial liabilities | 7,377,532 | (12,386,498) |
| - Deferred taxes | (2,286,359) | (3,276,271) |
| - Provisions | (2,768,021) | (2,373,539) |
| - Other liabilities | 5,763,147 | 6,307,570 |
| - Income tax and social contribution paid | (2,284,828) | (3,024,117) |
| Net cash provided by/(used in) operating activities | 25,981,644 | 30,242,230 |
| Cash flow from investing activities: | | |
| Proceeds from maturity of and interest on held-to-maturity securities | 3,556,096 | 16,903,836 |
| Proceeds from sale of/maturity of and interest on available-for-sale securities | 70,098,782 | 78,494,871 |
| Proceeds from sale of non-financial assets held for sale | 118,037 | 221,554 |
| Sale of investments | 9,134 | - |
| Investment acquisitions | (14,333) | - |
| Proceeds from sale of property and equipment | 631,218 | 166,304 |
| Acquisition of subsidiaries, net of cash and cash equivalents received | (84,767) | (623,966) |
| Purchases of available-for-sale securities | (25,662,410) | (78,634,224) |
| Purchases of held-to-maturity securities | - | (7,087,201) |
| Purchase of premises and equipment | (709,109) | (1,291,171) |
| Intangible asset acquisitions | (1,890,783) | (2,139,998) |
| Dividends and interest on equity received | 72,439 | 71,262 |
| Net cash provided by/(used in) investing activities | 46,124,304 | 6,081,267 |
| Cash flow from financing activities: | | |
| Securities issued | 19,210,620 | 34,929,854 |
| Settlement and interest payments of securities issued | (17,892,230) | (24,191,896) |
| Funds from subordinated debt issued | - | 631,500 |
| Settlement and interest payments of subordinated debts | (6,197,238) | (6,348,471) |
| Interest on Equity/Dividends Paid | (5,675,916) | (436,669) |
| Non-controlling interest | 10,361 | (53,887) |
| Net cash provided by/(used in) financing activities | (10,544,403) | 4,530,431 |
| Net increase/(decrease) in cash and cash equivalents | 61,561,545 | 40,853,928 |
| Cash and cash equivalents - at the beginning of the period | 126,185,421 | 71,386,319 |
| Effect of changes in exchange rates in cash and cash equivalents | 198,302 | 527,872 |
| Cash and cash equivalents - at the end of the period | 187,945,268 | 112,768,119 |
| Net increase/(decrease) in cash and cash equivalents | 61,561,545 | 40,853,928 |

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Statements of Added Value

| Description | | | | R$ thousands |
|---|---|---|---|---|
| | Three months ended on March 31 | | | |
| | 2023 | % | 2022 | % |
| 1 – Revenue | 48,596,845 | 404.1 | 41,601,788 | 235.6 |
| 1.1) Financial intermediation | 51,023,398 | 424.3 | 41,970,213 | 237.7 |
| 1.2) Fees and commissions | 6,888,490 | 57.3 | 6,955,575 | 39.4 |
| 1.3) Expected Credit Loss Associated with Credit Risk expenses | (9,661,923) | (80.3) | (6,769,801) | (38.3) |
| 1.4) Other | 346,880 | 2.9 | (554,199) | (3.1) |
| 2 – Financial intermediation expenses | (31,440,474) | (261.5) | (19,196,498) | (108.7) |
| 3 – Inputs acquired from third parties | (3,945,636) | (32.8) | (3,708,783) | (21.0) |
| Outsourced services | (1,253,201) | (10.4) | (1,185,729) | (6.7) |
| Data processing | (560,850) | (4.7) | (475,789) | (2.7) |
| Communication | (249,621) | (2.1) | (290,910) | (1.6) |
| Asset maintenance | (333,502) | (2.8) | (338,944) | (1.9) |
| Financial system services | (412,505) | (3.4) | (316,808) | (1.8) |
| Advertising and marketing | (260,246) | (2.2) | (325,205) | (1.8) |
| Security and surveillance | (150,823) | (1.3) | (146,381) | (0.8) |
| Transport | (188,212) | (1.6) | (188,042) | (1.1) |
| Material, water, electricity and gas | (118,244) | (1.0) | (130,173) | (0.7) |
| Travel | (27,398) | (0.2) | (8,599) | - |
| Other | (391,034) | (3.3) | (302,203) | (1.7) |
| 4 – Gross added value (1-2-3) | 13,210,735 | 109.9 | 18,696,507 | 105.9 |
| 5 – Depreciation and amortization | (1,581,801) | (13.2) | (1,254,155) | (7.1) |
| 6 – Net added value produced by the entity (4-5) | 11,628,934 | 96.7 | 17,442,352 | 98.8 |
| 7 – Added value received through transfer | 395,879 | 3.3 | 217,230 | 1.2 |
| Share of profit (loss) of associates and jointly controlled companies | 395,879 | 3.3 | 217,230 | 1.2 |
| 8 – Added value to distribute (6+7) | 12,024,813 | 100.0 | 17,659,582 | 100.0 |
| 9 - Added Value Distribution | 12,024,813 | 100.0 | 17,659,582 | 100.0 |
| 9.1) Personnel | 4,911,245 | 40.8 | 4,513,592 | 25.6 |
| Salaries | 2,799,641 | 23.3 | 2,596,281 | 14.7 |
| Benefits | 1,404,772 | 11.7 | 1,216,989 | 6.9 |
| Government Severance Indemnity Fund for Employees (FGTS) | 266,025 | 2.2 | 215,188 | 1.2 |
| Other | 440,807 | 3.7 | 485,134 | 2.7 |
| 9.2) Tax, fees and contributions | 2,454,675 | 20.4 | 5,784,784 | 32.8 |
| Federal | 2,146,544 | 17.9 | 5,458,651 | 30.9 |
| State | 274 | - | 252 | - |
| Municipal | 307,857 | 2.6 | 325,881 | 1.8 |
| 9.3) Remuneration for providers of capital | 304,571 | 2.5 | 305,459 | 1.7 |
| Rental | 304,270 | 2.5 | 305,278 | 1.7 |
| Asset leases | 301 | - | 181 | - |
| 9.4) Added Value distributed to shareholders | 4,354,322 | 36.2 | 7,055,747 | 40.0 |
| Interest on equity | 2,877,953 | 23.9 | 2,332,348 | 13.2 |
| Retained earnings | 1,402,351 | 11.7 | 4,676,852 | 26.5 |
| Non-controlling interests in retained earnings | 74,018 | 0.6 | 46,547 | 0.3 |

The accompanying Notes are an integral part of these Condensed Consolidated Interim Financial Statements.

# Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

## 1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

## 2) PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Bradesco's condensed consolidated interim financial comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that the entity has control over, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Statements.

For the preparation of these condensed consolidated interim financial, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly-controlled companies is presented in investments (Note 12) and intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented, in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings as these are the instruments used to hedge the exchange variation produced by the Organization's investments abroad.

Separately and in addition to these condensed consolidated interim financial, the Organization has prepared consolidated financial statements in accordance with IFRS as issued by the IASB, as provided for in article 77 of CMN Resolution No. 4,966/22, which are being released separately on the same date.

These consolidated financial statements were prepared in accordance with the rules applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) for the preparation of financial statements, these include CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines issued by the No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

The condensed interim statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant information required to be presented in these consolidated financial statements, and only such information, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The condensed consolidated interim financial include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial

instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's condensed consolidated interim financial were approved by the Board of Directors on May 4, 2023.

## a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

| | Headquarters' location | Activity | Equity interest | | Total participation of the Voting Capital | |
|---|---|---|---|---|---|---|
| | | | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 |
| Financial Sector – Brazil | | | | | | |
| Ágora Corretora de Títulos e Valores Mobiliários S.A. | São Paulo - Brazil | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradescard S.A. | São Paulo - Brazil | Cards | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco BBI S.A. | São Paulo - Brazil | Investment bank | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco BERJ S.A. | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco Financiamentos S.A. | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Losango S.A. Banco Múltiplo | Rio de Janeiro - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Administradora de Consórcios Ltda. | São Paulo - Brazil | Consortium management | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Leasing S.A. Arrendamento Mercantil | São Paulo - Brazil | Leases | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco-Kirton Corretora de Câmbio S.A. | São Paulo - Brazil | Exchange Broker | 99.97% | 99.97% | 99.97% | 99.97% |
| Bradesco S.A. Corretora de Títulos e Valores Mobiliários | São Paulo - Brazil | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| BRAM - Bradesco Asset Management S.A. DTVM | São Paulo - Brazil | Asset management | 100.00% | 100.00% | 100.00% | 100.00% |
| Kirton Bank S.A. Banco Múltiplo | São Paulo - Brazil | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Digio S.A. | São Paulo - Brazil | Digital Bank | 100.00% | 100.00% | 100.00% | 100.00% |
| BV Distribuidora de Títulos e Valores Mobiliários S.A. (1) | São Paulo - Brazil | Asset management | 51.00% | - | 51.00% | - |
| Tempo Serviços Ltda. | Minas Gerais - Brazil | Services | 100.00% | 100.00% | 100.00% | 100.00% |
| Financial Sector – Overseas | | | | | | |
| Banco Bradesco Europa S.A. (2) | Luxembourg - Luxembourg | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco S.A. Grand Cayman Branch (2) (3) | Georgetown - Cayman Islands | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Banco Bradesco S.A. New York Branch (2) | New York - United States | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, Inc. (2) | New York - United States | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, UK. Limited (2) | London - United Kingdom | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Securities, Hong Kong Limited (2) | Hong Kong - China | Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| Cidade Capital Markets Ltd. (2) | Georgetown - Cayman Islands | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradescard México, sociedad de Responsabilidad Limitada (4) | Jalisco - Mexico | Cards | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Bank (5) (6) | Florida - United States | Banking | 100.00% | 100.00% | 100.00% | 100.00% |
| Insurance, Pension Plan and Capitalization Bond Sector - In Brazil | | | | | | |
| Bradesco Auto/RE Companhia de Seguros | Rio de Janeiro - Brazil | Insurance | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Capitalização S.A. | São Paulo - Brazil | Capitalization bonds | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Saúde S.A. | Rio de Janeiro - Brazil | Insurance/health | 100.00% | 100.00% | 100.00% | 100.00% |

| | Headquarters' location | Activity | Equity interest | | Total participation of the Voting Capital | |
|---|---|---|---|---|---|---|
| | | | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 |
| Bradesco Seguros S.A. | São Paulo - Brazil | Insurance | 99.96% | 99.96% | 99.96% | 99.96% |
| Bradesco Vida e Previdência S.A. | São Paulo - Brazil | Pension plan/Insurance | 100.00% | 100.00% | 100.00% | 100.00% |
| Odontoprev S.A. (7) (8) | São Paulo - Brazil | Dental care | 51.40% | 50.01% | 51.40% | 50.01% |
| Insurance - Overseas | | | | | | |
| Bradesco Argentina de Seguros S.A. (2) (7) | Buenos Aires - Argentina | Insurance | 99.98% | 99.98% | 99.98% | 99.98% |
| Other Activities - Brazil | | | | | | |
| Andorra Holdings S.A. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradseg Participações S.A. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradescor Corretora de Seguros Ltda. | São Paulo - Brazil | Insurance Brokerage | 100.00% | 100.00% | 100.00% | 100.00% |
| BSP Empreendimentos Imobiliários S.A. | São Paulo - Brazil | Real estate | 100.00% | 100.00% | 100.00% | 100.00% |
| Cia. Securitizadora de Créditos Financeiros Rubi | São Paulo - Brazil | Credit acquisition | 100.00% | 100.00% | 100.00% | 100.00% |
| Nova Paiol Participações Ltda. | São Paulo - Brazil | *Holding* | 100.00% | 100.00% | 100.00% | 100.00% |
| Other Activities - Overseas | | | | | | |
| Bradesco North America LLC (2) | New York - United States | Services | 100.00% | 100.00% | 100.00% | 100.00% |
| Investment Funds (9) | | | | | | |
| Bradesco FI RF Credito Privado Master | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Máster II Previdência | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Cred Privado Master Premium | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Máster III Previdência | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI Referenciado DI Master | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FI RF Máster Previdência | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |
| Bradesco FIC FI RF Athenas PGBL/VGBL | São Paulo - Brazil | Investment Fund | 100.00% | 100.00% | 100.00% | 100.00% |

(1) Company acquired (indirect participation) in February, 2023;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) New name of Bradesco Bac Florida Bank;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split/Cancellation of Treasury Shares occurred in April 2022; and
(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

### b) Investment Aquisition

**BV DTVM** - On February 28, 2023, Bradesco communicated to its shareholders, customers and the market in general that, after complying with the conditions precedent, it concluded on this date the transaction with Banco Votorantim S.A., for the formation of a independent investments, which will have its own brand, to be defined.

In the transaction, Bradesco, through one of its indirect subsidiaries, acquired 51% of BV DTVM S.A., paying the amount for the acquisition of R$209,215 thousand, initially determining a goodwill of R$140,185 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by BV DTVM, as well as the measurement of the fair value of the stake held before the date of that acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Thus, we show below the consolidated assets and liabilities of the acquired company:

| | R$ thousand |
|---|---|
| | On February 28, 2023 |
| Assets | |
| Cash and due from banks | 766 |
| Financial instruments | 369,112 |
| Property and equipment | 6,895 |
| Intangible assets | 32,102 |
| Depreciation and amortization | (25,195) |
| Other assets | 631 |
| Total assets | 384,311 |

| | R$ thousand |
|---|---|
| | On February 28, 2023 |
| Liabilities | |
| Other liabilities | 248,958 |
| Total liabilities | 248,958 |
| Equity (1) | 135,353 |
| Total equity and liabilities | 384,311 |

(1) Balance eliminated with the investment.

The Company will have autonomy in the management of resources, and will focus on structured and liquid funds with high added value. In the private banking segment, the offer of own and third-party products, local and international, will be expanded.

**Banco Digio S.A.** - On February 25, 2022, the Organization, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645,060 thousand, following which the Organization holds 100% of Digio's capital stock.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on November 24, 2021 and by BACEN (Banco Central do Brasil) on February 04, 2022.

This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified way and reaching different audiences, with different models.

We present below the breakdown of the acquisition amounts and goodwill on the acquisition of shares as determined:

| | R$ thousand |
|---|---|
| Payment to Kartra (parent company of Banco Digio) | 645,060 |
| Total cost of acquisition | 645,060 |
| - Fair value of net assets acquired | 308,301 |
| - Goodwill on the acquisition of shares (1) | 336,759 |

(1) It is not expected to be deductible for tax purposes.

In the period from February to December 2022, Digio contributed with revenues of R$31,772 thousand and a loss of R$177,873 thousand.

A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Kartra and its subsidiaries, as well as the measurement of the fair value of the interest held prior to the date of such acquisition.

We present the values for the assets and liabilities acquired on February 25, 2022 base date of acquisition:

| | R$ thousand |
|---|---|
| | On February 25, 2022 |
| Assets | |
| Cash and due from banks | 41,614 |
| Financial instruments | 3,085,224 |
| Deferred income tax assets | 398,493 |
| Premises and equipment | 2,043 |
| Intangible assets | 237,251 |
| Other assets | 363,787 |
| Total assets | 4,128,412 |

| | R$ thousand |
|---|---|
| | On February 25, 2022 |
| Liabilities | |
| Deposits and other financial liabilities | 3,268,274 |
| Provisions | 34,702 |
| Deferred income tax liabilities | 32,587 |
| Other liabilities | 176,124 |
| Total liabilities | 3,511,687 |
| Fair value of net assets acquired | 616,725 |
| Fair value of net assets acquired – 49.99% | 308,301 |

## 3) SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual condensed consolidated interim financial statements for the year ended December 31, 2022 and should be analyzed in conjunction with those condensed consolidated interim financial statements.

## 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these condensed consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2022.

## 5) CASH AND CASH EQUIVALENTS

| | | R$ thousands |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Cash and due from banks in domestic currency | 14,329,318 | 14,428,309 |
| Cash and due from banks in foreign currency | 6,419,275 | 6,120,063 |
| **Total cash and due from banks** | **20,748,593** | **20,548,372** |
| Voluntary applications at the Central Bank | 8,199,998 | 8,001,354 |
| Reverse repurchase agreements (1) | 158,996,677 | 97,635,695 |
| **Total cash and cash equivalents** | **187,945,268** | **126,185,421** |

(1) Refers to operations that mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

## 6) INTERBANK INVESTMENTS

### a) Breakdown and maturity

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | | On December 31, 2022 |
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Securities purchased under agreements to resell: | | | | | | |
| Own portfolio position | 30,425,764 | 1,650,570 | - | - | 32,076,334 | 32,260,021 |
| • Financial treasury bills | 377,664 | 1,215,767 | - | - | 1,593,431 | 1,190,054 |
| • National treasury notes | 28,086,951 | 355,311 | - | - | 28,442,262 | 23,916,338 |
| • National treasury bills | 1,307,027 | 57,341 | - | - | 1,364,368 | 6,717,540 |
| • Other | 654,122 | 22,151 | | | 676,273 | 436,089 |
| Funded position | 126,418,337 | 1,234,020 | - | - | 127,652,357 | 64,876,703 |
| • Financial treasury bills | 2,499,523 | - | - | - | 2,499,523 | - |
| • National treasury notes | 114,029,593 | 1,221,919 | - | - | 115,251,512 | 57,796,163 |
| • National treasury bills | 9,889,221 | 12,101 | - | - | 9,901,322 | 7,080,540 |
| Unrestricted position | 7,408,815 | 7,354,874 | - | - | 14,763,689 | 11,917,589 |
| • National treasury bills | 7,408,815 | 7,354,874 | - | - | 14,763,689 | 11,917,589 |
| Subtotal | 164,252,916 | 10,239,464 | - | - | 174,492,380 | 109,054,313 |
| Interest-earning deposits in other banks: | | | | | | |
| • Interest-earning deposits in other banks: | 3,812,000 | 4,485,811 | 3,367,074 | 2,545,347 | 14,210,232 | 13,453,506 |
| • Allowance for losses | (140) | (5,745) | (4,444) | (3,658) | (13,987) | (28,240) |
| Subtotal | 3,811,860 | 4,480,066 | 3,362,630 | 2,541,689 | 14,196,245 | 13,425,266 |
| On March 31, 2023 | 168,064,776 | 14,719,530 | 3,362,630 | 2,541,689 | 188,688,625 | |
| % | 89.1 | 7.8 | 1.8 | 1.3 | 100.0 | |
| On December 31, 2022 | 100,866,148 | 13,804,363 | 5,465,465 | 2,343,603 | | 122,479,579 |
| % | 82.4 | 11.3 | 4.5 | 1.9 | | 100.0 |

### b) Income from interbank investments

Presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

| | | R$ thousands |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Income from investments in purchase and sale commitments: | | |
| • Own portfolio position | 1,241,475 | 571,509 |
| • Funded position | 4,148,571 | 1,877,402 |
| • Unrestricted position | 658,201 | 1,226,520 |
| Subtotal | 6,048,247 | 3,675,431 |
| Income from interest-earning deposits in other banks/Others | 746,506 | 290,603 |
| Total (Note 9f III) | 6,794,753 | 3,966,034 |

## 7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

### a) Reserve requirement

| | | | R$ thousands |
|---|---|---|---|
| | Remuneration | On March 31, 2023 | On December 31, 2022 |
| Compulsory deposit – demand deposits | not remunerated | 10,949,326 | 11,720,248 |
| Compulsory deposit – savings deposits | savings index | 21,289,628 | 21,373,134 |
| Compulsory deposit – time deposits | Selic rate | 63,252,170 | 60,878,648 |
| Discretionary deposits at the Central Bank | base rate Bacen | 8,199,998 | 8,001,354 |
| Total | | 103,691,122 | 101,973,384 |

For more information on compulsory deposits, see Note 38 f.

### b) Revenue from reserve requirement

| | | R$ thousands |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Reserve requirement – Bacen (Compulsory deposit) | 2,393,835 | 1,616,620 |
| Reserve requirement – SFH (1) | 1,582 | 928 |
| Total | 2,395,417 | 1,617,548 |

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

## 8) SECURITIES

### a) Classification by categories, terms and business segments

#### I) Trading securities

R$ thousands

| Securities | On March 31, 2023 | | | | | | | On December 31, 2022 | |
|---|---|---|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Fair/book value (3) (4) | Amortized cost | Fair Value Adjustment | Fair/book value (3) (4) | Fair Value Adjustment |
| - Financial | 8,402,495 | 11,608,819 | 1,292,066 | 35,377,194 | 56,680,574 | 57,273,260 | (592,686) | 64,687,551 | (576,556) |
| Financial treasury bills | - | 956,531 | 665,668 | 6,297,641 | 7,919,840 | 7,919,533 | 307 | 10,050,547 | 3,503 |
| National treasury notes | - | 8,443,295 | - | 24,799,250 | 33,242,545 | 33,571,493 | (328,948) | 30,668,719 | (381,608) |
| Financial bills | 63,385 | 61,217 | 24,032 | 87,568 | 236,202 | 236,378 | (176) | 337,309 | 1,112 |
| Debentures | 12 | - | 1,110 | 533,884 | 535,006 | 571,091 | (36,085) | 520,621 | (33,352) |
| National treasury bills | 918,157 | 1,415,520 | 567,655 | 2,007,127 | 4,908,459 | 4,903,354 | 5,105 | 14,536,096 | 13,948 |
| Brazilian foreign debt securities | - | - | 14,033 | 75,536 | 89,569 | 94,246 | (4,677) | 113,828 | (6,716) |
| Other | 7,420,941 | 732,256 | 19,568 | 1,576,188 | 9,748,953 | 9,977,165 | (228,212) | 8,460,431 | (173,443) |
| - Insurance Group | 16,739,369 | 11,920,509 | 12,509,344 | 189,748,082 | 230,917,304 | 230,950,390 | (33,086) | 220,950,164 | (528,343) |
| • Insurance and Capitalization bonds | 3,406,701 | 887,136 | 2,177,417 | 6,622,774 | 13,094,028 | 13,115,412 | (21,384) | 11,928,737 | (24,033) |
| Financial treasury bills | - | 887,136 | 2,166,354 | 5,945,063 | 8,998,553 | 8,996,205 | 2,348 | 7,246,429 | 3,183 |
| Financial bills | - | - | 10,083 | 161,741 | 171,824 | 178,026 | (6,202) | 172,160 | (7,846) |
| Other | 3,406,701 | - | 980 | 515,970 | 3,923,651 | 3,941,181 | (17,530) | 4,510,148 | (19,370) |
| • Pension plans | 13,332,668 | 11,033,373 | 10,331,927 | 183,125,308 | 217,823,276 | 217,834,978 | (11,702) | 209,021,427 | (504,310) |
| Financial treasury bills | 11,584 | 6,828,280 | 3,276,579 | 115,814,347 | 125,930,790 | 125,749,606 | 181,184 | 118,551,174 | 163,966 |
| National treasury notes | - | 1,059,575 | - | 17,742,083 | 18,801,658 | 19,058,526 | (256,868) | 17,943,526 | (785,334) |
| National treasury bills | 921,970 | 156,013 | 1,123,952 | 7,931,210 | 10,133,145 | 10,042,250 | 90,895 | 9,960,174 | (105,026) |
| Financial bills | 737,147 | 2,542,929 | 5,369,835 | 24,401,683 | 33,051,594 | 32,940,469 | 111,125 | 32,320,056 | 136,609 |
| Debentures | 133,340 | 329,441 | 408,037 | 15,223,388 | 16,094,206 | 16,229,931 | (135,725) | 15,551,718 | 82,318 |
| Other | 11,528,627 | 117,135 | 153,524 | 2,012,597 | 13,811,883 | 13,814,196 | (2,313) | 14,694,779 | 3,157 |
| - Other activities | 257,188 | - | - | 2,911 | 260,099 | 260,096 | 3 | 2,819 | 4 |
| Other | 257,188 | - | - | 2,911 | 260,099 | 260,096 | 3 | 2,819 | 4 |
| Total | 25,399,052 | 23,529,328 | 13,801,410 | 225,128,187 | 287,857,977 | 288,483,746 | (625,769) | 285,640,534 | (1,104,895) |

II) Available-for-sale securities

| Securities (2) | On March 31, 2023 | | | | | | | On December 31, 2022 | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Fair/book value (3) (4) | Amortized cost | Fair Value Adjustment | Fair/book value (3) (4) | Fair Value Adjustment |
| - Financial | 11,434,096 | 13,095,374 | 16,856,561 | 211,902,369 | 253,288,400 | 254,935,779 | (1,647,379) | 288,692,903 | (1,395,762) |
| National treasury bills | 8,995 | 86,509 | 549,064 | 39,282,396 | 39,926,964 | 39,820,651 | 106,313 | 61,861,459 | (297,518) |
| Debentures | 806,521 | 1,026,759 | 5,247,886 | 70,189,332 | 77,270,498 | 77,478,583 | (208,085) | 77,010,733 | 672,504 |
| National treasury notes | - | 834,486 | - | 45,619,434 | 46,453,920 | 47,950,229 | (1,496,309) | 54,235,751 | (1,898,945) |
| Foreign corporate securities | 175,906 | 2,113,560 | 325,501 | 708,585 | 3,323,552 | 3,393,231 | (69,679) | 3,616,163 | (88,357) |
| Stocks | 5,535,990 | - | - | - | 5,535,990 | 5,555,046 | (19,056) | 5,536,047 | (19,010) |
| Foreign government bonds | 1,001,302 | 4,453,355 | 4,887,883 | 225,012 | 10,567,552 | 10,633,435 | (65,883) | 10,025,623 | (88,559) |
| Promissory notes | - | 1,303,900 | 2,392,996 | 8,776,881 | 12,473,777 | 12,352,644 | 121,133 | 12,522,839 | 211,558 |
| Certificates of real estate receivables | - | 24,984 | 10,051 | 1,533,251 | 1,568,286 | 1,582,511 | (14,225) | 1,576,559 | 33,151 |
| Financial treasury bills | 941,329 | 757,976 | 119,672 | 26,137,800 | 27,956,777 | 27,901,487 | 55,290 | 34,692,576 | 121,133 |
| Other | 2,964,053 | 2,493,845 | 3,323,508 | 19,429,678 | 28,211,084 | 28,267,962 | (56,878) | 27,615,153 | (41,719) |
| - Insurance Group | 4,814,585 | 48,596 | 584,996 | 26,739,848 | 32,188,025 | 37,853,409 | (5,665,384) | 32,665,708 | (5,382,336) |
| • Insurance and Capitalization bonds | 2,646,526 | 4,665 | 445,926 | 16,022,698 | 19,119,815 | 23,131,864 | (4,012,049) | 19,151,475 | (3,829,640) |
| National treasury notes | - | - | - | 13,663,429 | 13,663,429 | 15,562,686 | (1,899,257) | 13,930,767 | (2,012,025) |
| Stocks | 2,436,833 | - | - | - | 2,436,833 | 4,459,423 | (2,022,590) | 2,807,224 | (1,705,687) |
| National treasury bills | - | - | 394,368 | 1,572,956 | 1,967,324 | 2,034,876 | (67,552) | 1,891,180 | (97,684) |
| Other | 209,693 | 4,665 | 51,558 | 786,313 | 1,052,229 | 1,074,879 | (22,650) | 522,304 | (14,244) |
| • Pension plans | 2,168,059 | 43,931 | 139,070 | 10,717,150 | 13,068,210 | 14,721,545 | (1,653,335) | 13,514,233 | (1,552,696) |
| National treasury notes | - | - | - | 10,091,917 | 10,091,917 | 11,729,275 | (1,637,358) | 10,359,761 | (1,654,620) |
| Stocks | 2,168,059 | - | - | - | 2,168,059 | 2,113,293 | 54,766 | 2,295,537 | 160,867 |
| Debentures | - | - | - | 601,284 | 601,284 | 670,152 | (68,868) | 615,143 | (55,532) |
| Other | - | 43,931 | 139,070 | 23,949 | 206,950 | 208,825 | (1,875) | 243,792 | (3,411) |
| - Other activities | 311 | - | 615 | 1,539 | 2,465 | 2,312 | 153 | 396 | 238 |
| Other | 311 | - | 615 | 1,539 | 2,465 | 2,312 | 153 | 396 | 238 |
| Subtotal | 16,248,992 | 13,143,970 | 17,442,172 | 238,643,756 | 285,478,890 | 292,791,500 | (7,312,610) | 321,359,007 | (6,777,860) |
| *Accounting Hedge (Note 9f II) (1)* | - | - | - | - | - | - | (1,517,673) | - | (1,515,065) |
| Securities reclassified to "Held-to-maturity securities" | - | - | - | - | - | - | (1,849,672) | - | (1,780,554) |
| Total | 16,248,992 | 13,143,970 | 17,442,172 | 238,643,756 | 285,478,890 | 292,791,500 | (10,679,955) | 321,359,007 | (10,073,479) |

III) Held-to-maturity securities

| Securities (2) | On March 31, 2023 | | | | | | | On December 31, 2022 | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Amortized cost (3) | Fair value (4) | Gain (loss) not accounted for | Amortized cost (3) | Gain (loss) not accounted for |
| - Financial | 5,065 | 7,543,428 | 890,869 | 39,055,532 | 47,494,894 | 45,487,626 | (2,007,268) | 48,743,812 | (2,660,923) |
| National treasury bills | - | 7,543,428 | 890,869 | 13,040,245 | 21,474,542 | 21,131,072 | (343,470) | 21,033,456 | (679,545) |
| Certificates of real estate receivables | 5,065 | - | - | 4,483,240 | 4,488,305 | 4,219,947 | (268,358) | 5,130,033 | (213,154) |
| National treasury notes | - | - | - | 16,356,351 | 16,356,351 | 14,911,132 | (1,445,219) | 17,253,444 | (1,754,438) |
| Other | - | - | - | 5,175,696 | 5,175,696 | 5,225,475 | 49,779 | 5,326,879 | (13,786) |
| - Insurance Group | - | 414,810 | - | 56,809,332 | 57,224,142 | 55,924,155 | (1,299,987) | 56,793,837 | (1,079,172) |
| • Insurance and Capitalization bonds | - | 81,159 | - | 10,307,610 | 10,388,769 | 9,165,253 | (1,223,516) | 10,236,815 | (1,174,679) |
| National treasury notes | - | 81,159 | - | 10,307,610 | 10,388,769 | 9,165,253 | (1,223,516) | 10,236,815 | (1,174,679) |
| • Pension plans | - | 333,651 | - | 46,501,722 | 46,835,373 | 46,758,902 | (76,471) | 46,557,022 | 95,507 |
| National treasury notes | - | 333,651 | - | 46,501,722 | 46,835,373 | 46,758,902 | (76,471) | 46,557,022 | 95,507 |
| Total | 5,065 | 7,958,238 | 890,869 | 95,864,864 | 104,719,036 | 101,411,781 | (3,307,255) | 105,537,649 | (3,740,095) |

## b) Composition of the securities portfolio by type and maturity

R$ thousands

| Securities | On March 31, 2023 | | | | | On December 31, 2022 (3) (4) |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total (3) (4) | |
| Own securities | 40,886,140 | 34,848,181 | 28,173,293 | 430,581,823 | 534,489,437 | 519,452,897 |
| Fixed income securities | 23,470,239 | 34,848,181 | 28,173,293 | 430,581,823 | 517,073,536 | 501,542,190 |
| Equity securities | 17,415,901 | - | - | - | 17,415,901 | 17,910,707 |
| Restricted securities | 766,969 | 8,978,501 | 3,469,478 | 126,900,794 | 140,115,742 | 188,900,479 |
| - Subject to repurchase agreements | 563 | 7,354,061 | 1,283,497 | 90,166,227 | 98,804,348 | 145,487,005 |
| - Privatization rights | - | - | - | 19,027 | 19,027 | 20,160 |
| - Given in guarantee | 766,406 | 1,624,440 | 2,185,981 | 36,715,540 | 41,292,367 | 43,393,314 |
| Securities sold under repurchase agreements - unrestricted | - | 804,854 | 491,680 | 2,154,190 | 3,450,724 | 4,183,814 |
| Total | 41,653,109 | 44,631,536 | 32,134,451 | 559,636,807 | 678,055,903 | 712,537,190 |
| % | 6.2 | 6.6 | 4.7 | 82.5 | 100.0 | 100.0 |

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;

(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify Securities, mainly held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies for the coverage of long-term technical provisions and risk and capital management, considering the projection of its new flows of cash and changes in the markets for securities of certain characteristics, where the intention is to hold the assets until their maturity, combined with the terms expected by the liabilities, which has no impact on the result, since the unrealized result (plus/minus value) in the gross amount of R$(1,747,428) thousand, was kept in Shareholders' Equity and will be recognized in income for the remaining term of the bonds to their respective maturities. In the first quarter of 2023 and 2022, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

## c) Impairment of Securities

In the first quarter of 2023, there was expense of impairment of financial assets, primarily debentures, in the amount of R$275,065 thousand, which are classified in the categories of "Available for Sale" and "Held to Maturity" (2022 – R$(639,626) thousand).

## 9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

## a) Amount of derivative financial instruments recognized by index

| | On March 31, 2023 | | | | | On December 31, 2022 | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|
| | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value |
| Futures contracts | | | | | | | | | | |
| Purchase commitments: | 101,108,816 | | - | - | - | 114,376,165 | | - | - | - |
| - Interbank market | 64,848,651 | - | - | - | - | 89,694,759 | - | - | - | - |
| - Foreign currency | 22,173,678 | - | - | - | - | 13,512,369 | - | - | - | - |
| - Other | 14,086,487 | - | - | - | - | 11,169,037 | 3,622,411 | - | - | - |
| Sale commitments: | 201,368,065 | | - | - | - | 207,516,974 | | - | - | - |
| - Interbank market (1) | 137,062,485 | 72,213,834 | - | - | - | 157,246,540 | 67,551,781 | - | - | - |
| - Foreign currency (2) | 47,355,822 | 25,182,144 | - | - | - | 42,723,808 | 29,211,439 | - | - | - |
| - Other | 16,949,758 | 2,863,271 | - | - | - | 7,546,626 | - | - | - | - |
| Option contracts | | | | | | | | | | |
| Purchase commitments: | 802,410,478 | | 2,484,280 | 163,815 | 2,648,095 | 279,394,344 | | 1,793,886 | 176,424 | 1,970,310 |
| - Interbank market | 532,246,164 | 30,695,907 | 1,565,737 | (119) | 1,565,618 | 257,221,828 | 8,445,913 | 1,132,138 | (119) | 1,132,019 |
| - Foreign currency | 5,756,141 | 548,408 | 89,706 | (29,254) | 60,452 | 6,590,716 | - | 75,499 | (16,251) | 59,248 |
| - Other | 264,408,173 | 1,201,964 | 828,837 | 193,188 | 1,022,025 | 15,581,800 | 356,823 | 586,249 | 192,794 | 779,043 |
| Sale commitments: | 769,964,199 | | (1,737,719) | 258,750 | (1,478,969) | 270,847,005 | | (1,100,416) | 259,216 | (841,200) |
| - Interbank market | 501,550,257 | - | (298,378) | - | (298,378) | 248,775,915 | - | (122,879) | - | (122,879) |
| - Foreign currency | 5,207,733 | - | (92,501) | 42,450 | (50,051) | 6,846,113 | 255,397 | (85,634) | 48,655 | (36,979) |
| - Other | 263,206,209 | - | (1,346,840) | 216,300 | (1,130,540) | 15,224,977 | - | (891,903) | 210,561 | (681,342) |
| Forward contracts | | | | | | | | | | |
| Purchase commitments: | 45,387,341 | | (1,278,203) | (2,629) | (1,280,832) | 30,418,892 | | (775,900) | (2,423) | (778,323) |
| - Foreign currency | 34,188,436 | 8,895,174 | (1,414,693) | 52 | (1,414,641) | 30,224,123 | 5,541,862 | (773,873) | - | (773,873) |
| - Other | 11,198,905 | 7,076,080 | 136,490 | (2,681) | 133,809 | 194,769 | - | (2,027) | (2,423) | (4,450) |
| Sale commitments: | 29,416,087 | | 1,076,906 | (10,785) | 1,066,121 | 28,105,417 | | 942,362 | (21,228) | 921,134 |
| - Foreign currency (2) | 25,293,262 | - | 732,709 | 21 | 732,730 | 24,682,261 | - | 340,407 | - | 340,407 |
| - Other | 4,122,825 | - | 344,197 | (10,806) | 333,391 | 3,423,156 | 3,228,387 | 601,955 | (21,228) | 580,727 |
| Swap contracts | | | | | | | | | | |
| Assets (long position): | 692,333,312 | | 8,245,783 | 1,868,608 | 10,114,391 | 568,304,026 | | 8,554,392 | 2,122,139 | 10,676,531 |
| - Interbank market | 38,281,267 | - | 1,244,649 | 2,858,077 | 4,102,726 | 39,592,088 | 434,157 | 989,603 | 2,501,866 | 3,491,469 |
| - Fixed rate | 15,931,088 | 1,887,329 | 696,814 | (75,081) | 621,733 | 157,051,442 | 71,837,047 | 751,565 | (198,742) | 552,823 |
| - Foreign currency | 25,234,632 | 12,999,510 | 3,873,433 | (888,797) | 2,984,636 | 82,003,795 | - | 4,659,421 | (122,999) | 4,536,422 |
| - IGPM (General Index of market pricing) | 205,075 | - | 222,402 | (1,403) | 220,999 | 223,031 | - | 240,773 | (6,196) | 234,577 |
| - Other | 612,681,250 | 51,040,785 | 2,208,485 | (24,188) | 2,184,297 | 289,433,670 | 124,511,759 | 1,913,030 | (51,790) | 1,861,240 |

R$ thousands

| | On March 31, 2023 | | | | | On December 31, 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value | Notional value | Net notional value (3) | Amortized cost | Fair value adjustment | Fair value |
| Liabilities (short position): | 626,557,635 | | (8,447,719) | (944,899) | (9,392,618) | 446,365,683 | | (8,010,692) | (1,020,588) | (9,031,280) |
| - Interbank market | 38,326,312 | 45,045 | (1,880,396) | (589,293) | (2,469,689) | 39,157,931 | - | (1,244,424) | (1,045,548) | (2,289,972) |
| - Fixed rate | 14,043,759 | - | (925,139) | (343,779) | (1,268,918) | 85,214,395 | - | (688,110) | (105,390) | (793,500) |
| - Foreign currency | 12,235,122 | - | (3,053,123) | (74,382) | (3,127,505) | 156,724,798 | 74,721,003 | (4,335,358) | 18,852 | (4,316,506) |
| - IGPM (General Index of market pricing) | 311,977 | 106,902 | (392,276) | (635) | (392,911) | 346,648 | 123,617 | (444,055) | 8,095 | (435,960) |
| - Other | 561,640,465 | - | (2,196,785) | 63,190 | (2,133,595) | 164,921,911 | - | (1,298,745) | 103,403 | (1,195,342) |
| Total | 3,268,545,933 | | 343,328 | 1,332,860 | 1,676,188 | 1,945,328,506 | | 1,403,632 | 1,513,540 | 2,917,172 |

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$105,069,696 thousand (R$107,396,399 thousand on December 31, 2022); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$52,276,994 thousand (R$50,673,213 thousand on December 31, 202) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$31,646,574 thousand (R$31,912,812 thousand on December 31, 2022); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

## b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousands

| | On March 31, 2023 | | | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|---|---|
| | 1 to 90 days | 91 to 180 days | 181 to 360 days | More than 360 days | Fair value | Amortized cost | Fair value adjustment | Fair value |
| Swaps | 220,077 | 136,448 | 413,582 | 9,344,284 | 10,114,391 | 8,245,783 | 1,868,608 | 10,676,531 |
| Forward purchases | 119,259 | 7,594 | 11,141 | 10,692,993 | 10,830,987 | 10,834,656 | (3,669) | 231,987 |
| Forward sales (1) | 14,505 | 1,546 | 18,156 | 4,207,849 | 4,242,056 | 4,252,848 | (10,792) | 3,379,668 |
| Premiums on exercisable options | 195,055 | 50,730 | 1,406,068 | 996,242 | 2,648,095 | 2,484,280 | 163,815 | 1,970,310 |
| Total assets (A) | 548,896 | 196,318 | 1,848,947 | 25,241,368 | 27,835,529 | 25,817,567 | 2,017,962 | 16,258,496 |
| Swaps | (69,586) | (120,707) | (287,188) | (8,915,137) | (9,392,618) | (8,447,719) | (944,899) | (9,031,280) |
| Forward purchases | (54,579) | (9,472) | (39,616) | (12,008,152) | (12,111,819) | (12,112,859) | 1,040 | (1,010,310) |
| Forward sales | (169,992) | (7,692) | (27,576) | (2,970,675) | (3,175,935) | (3,175,942) | 7 | (2,458,534) |
| Premiums on written options | (284,524) | (58,577) | (270,601) | (865,267) | (1,478,969) | (1,737,719) | 258,750 | (841,200) |
| Total liabilities (B) | (578,681) | (196,448) | (624,981) | (24,759,231) | (26,159,341) | (25,474,239) | (685,102) | (13,341,324) |
| Net position (A-B) | (29,785) | (130) | 1,223,966 | 482,137 | 1,676,188 | 343,328 | 1,332,860 | 2,917,172 |

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

## c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

| | On March 31, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 90 days | 91 to 180 days | 181 to 360 days | More than 360 days | Total | |
| Futures contracts (1) | 19,089,246 | 8,120,152 | 4,569,251 | 270,698,232 | 302,476,881 | 321,893,139 |
| Option contracts | 108,852,265 | 398,647,266 | 527,146,876 | 537,728,270 | 1,572,374,677 | 550,241,349 |
| Forward contracts (1) | 11,313,066 | 732,985 | 1,548,183 | 61,209,194 | 74,803,428 | 58,524,309 |
| Swap contracts | 629,118,549 | 290,307,875 | 164,461,929 | 235,002,594 | 1,318,890,947 | 1,014,669,709 |
| Total on March 31, 2023 | 768,373,126 | 697,808,278 | 697,726,239 | 1,104,638,290 | 3,268,545,933 | |
| Total on December 31, 2022 | 749,958,598 | 381,252,279 | 397,234,367 | 416,883,262 | | 1,945,328,506 |

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

### d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Government securities | | |
| National treasury bills | 390,001 | 202,265 |
| National treasury notes | 5,424,616 | 5,153,268 |
| Total | 5,814,617 | 5,355,533 |

### e) Gains and losses, net

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Swap contracts | 897,339 | (1,422,254) |
| Forward contracts (1) | (1,496,822) | (184,305) |
| Option contracts | 289,926 | (65,413) |
| Futures contracts (1) | 1,750,178 | 1,618,235 |
| Foreign exchange variation of assets and liabilities overseas | (158,381) | 1,813,998 |
| Total (Note 9f III) | 1,282,240 | 1,760,261 |

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

### f) Nominal values of derivative financial instruments, by trading location and counterparty

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| B3 (stock exchange) | 1,853,015,947 | 860,658,122 |
| B3 (over-the-counter) | 211,494,036 | 196,470,128 |
| - Financial Institutions | 16,792,626 | 50,748,234 |
| - Companies | 194,595,663 | 145,564,718 |
| - Individuals | 105,747 | 157,176 |
| Overseas (stock exchange) (1) | 10,653,954 | 5,067,794 |
| Overseas (over-the-counter) (1) | 1,193,381,996 | 883,132,462 |
| Total | 3,268,545,933 | 1,945,328,506 |

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

#### I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Risk received in credit swaps - Notional | 2,603,984 | 2,585,136 |
| - Debt securities issued by companies | 779,003 | 755,184 |
| - Bonds of Brazilian government debt | 1,196,536 | 1,184,523 |
| - Foreign government bonds | 628,445 | 645,429 |
| Risk transferred in credit swaps - Notional | (1,513,959) | (1,476,609) |
| - Brazilian public debt derivatives | (894,150) | (840,050) |
| - Foreign public debt derivatives | (619,809) | (636,559) |
| Total net credit risk value | 1,090,025 | 1,108,527 |

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On March 31, 2023, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

**Cash Flow Hedge** - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

| Strategy | | | | R$ thousands |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Accumulated fair value adjustments in OCI (gross of tax effects) | Accumulated fair value adjustments in OCI (net of tax effects) |
| Hedge of interest receipts from investments in securities (1) | 52,276,994 | 52,780,479 | (866,550) | (476,603) |
| Hedge of interest payments on funding (1) | 105,069,696 | 104,197,467 | 98,342 | 54,088 |
| Total on March 31, 2023 (2) | 157,346,690 | 156,977,946 | (768,208) | (422,514) |
| | | | | |
| Hedge of interest receipts from investments in securities (1) | 50,673,213 | 51,166,688 | (1,369,973) | (753,485) |
| Hedge of interest payments on funding (1) | 107,396,399 | 106,600,111 | 551,838 | 303,511 |
| Total on December 31, 2022 (2) | 158,069,612 | 157,766,799 | (818,135) | (449,974) |

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(412,584) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in income accounts, in the first quarter of 2023 was R$ 181 thousand (2022 – R$182 thousand).

**Fair value hedge** – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. The ineffective portion of the hedged item is recognized directly in an equity account.

| Strategy | | | | R$ thousands |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Fair value adjustment recorded in income (gross of tax effects) | Fair value adjustment recorded in income (net of tax effects) |
| Debenture hedge (1) | 214,392 | 214,392 | 14,392 | 7,916 |
| Total on March 31, 2023 (2) | 214,392 | 214,392 | 14,392 | 7,916 |
| | | | | |
| Debenture hedge | 209,242 | 209,242 | 9,242 | 5,083 |
| Total on December 31, 2022 (2) | 209,242 | 209,242 | 9,242 | 5,083 |

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028; and
(2) The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3,082/02.

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(9,102) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the first quarter of 2023 was R$7 thousand (there were no gains/(losses) relating to the fair value accounting hedge, recorded in equity accounts as of March 31, 2022).

**Hedge of investments abroad** - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

| Strategy | R$ thousands | | | |
|---|---|---|---|---|
| | Fair value of hedge instruments | Fair value of hedged items | Accumulated fair value adjustments in OCI (gross of tax effects) | Accumulated fair value adjustments in OCI (net of tax effects) |
| Hedge of exchange variation on future cash flows (1) | 3,373,184 | 3,274,759 | (749,465) | (393,038) |
| **Total on March 31, 2023** | **3,373,184** | **3,274,759** | **(749,465)** | **(393,038)** |
| | | | | |
| Hedge of exchange variation on future cash flows (1) | 2,973,652 | 2,970,793 | (696,930) | (365,488) |
| **Total on December 31, 2022** | **2,973,652** | **2,970,793** | **(696,930)** | **(365,488)** |

(1) Whose functional currency is different from the Brazilian real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(2,739) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first quarter of 2023 was R$ (34,558) thousand (R$(35,697) thousand in 2022).

### III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Fixed income securities (1) | 17,132,630 | 10,323,362 |
| Interbank investments (Note 6b) | 6,794,753 | 3,966,034 |
| Equity securities | (5,505,302) | (593,377) |
| **Subtotal** | **18,422,081** | **13,696,019** |
| Financial income from insurance, pension plans and capitalization bonds (2) | 1,221,416 | 370,590 |
| Net gain or (loss) from derivative financial instruments (Note 9e) | 1,282,240 | 1,760,261 |
| **Total** | **20,925,737** | **15,826,870** |

(1) In the first quarter of 2023, there was an impairment expense of financial assets (mostly debentures), in the amount of R$275,065 thousand and in the first quarter of 2022, there was a reversal of impairment of financial assets (mostly debentures) , in the amount of R$(639,626) thousand; and (2) In the first quarter of 2023, comprises financial income from insurance, pension plan and capitalization in the amount of R$9,249,465 thousand (2022 - R$8,816,187 thousand) and expenses for updating and interest on technical provisions for insurance, pension plan and capitalization in the amount of R$(8,028,049) thousand (2022 - R$(8,445,597) thousand) (Note 16e).

## 10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

### a) Modalities and risk levels

| | | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Levels of risk | | | | | | | | | | |
| | AA | A | B | C | D | E | F | G | H | On March 31, 2023 | On December 31, 2022 |
| Discounted trade receivables and loans (1) | 48,996,563 | 54,215,952 | 92,789,878 | 33,879,589 | 15,935,183 | 18,669,544 | 6,661,591 | 5,618,108 | 23,943,871 | 300,710,279 | 304,136,910 |
| Financing and on-lending | 136,599,593 | 35,171,993 | 20,104,658 | 8,577,088 | 3,306,498 | 2,097,043 | 893,191 | 1,099,353 | 2,065,293 | 209,914,710 | 211,117,692 |
| Agricultural and agribusiness loans | 8,327,984 | 11,521,250 | 5,707,991 | 406,494 | 72,968 | 38,181 | 16,610 | 11,341 | 56,891 | 26,159,710 | 28,016,252 |
| Subtotal | 193,924,140 | 100,909,195 | 118,602,527 | 42,863,171 | 19,314,649 | 20,804,768 | 7,571,392 | 6,728,802 | 26,066,055 | 536,784,699 | 543,270,854 |
| Leases | 915,694 | 1,183,721 | 1,508,907 | 6,987 | 7,347 | 3,485 | 5,367 | 13,657 | 9,500 | 3,654,665 | 3,574,170 |
| Advances on foreign exchange contracts (2) | 6,653,458 | 5,081,671 | 2,457,219 | 568,613 | 8,224 | 15,613 | 23,169 | - | 56,832 | 14,864,799 | 13,869,438 |
| Subtotal | 201,493,292 | 107,174,587 | 122,568,653 | 43,438,771 | 19,330,220 | 20,823,866 | 7,599,928 | 6,742,459 | 26,132,387 | 555,304,163 | 560,714,462 |
| Other receivables | 25,039,554 | 27,268,505 | 17,920,342 | 9,708,030 | 1,891,880 | 478,779 | 174,724 | 4,346,471 | 669,981 | 87,498,266 | 96,230,129 |
| Credit portfolio | 226,532,846 | 134,443,092 | 140,488,995 | 53,146,801 | 21,222,100 | 21,302,645 | 7,774,652 | 11,088,930 | 26,802,368 | 642,802,429 | 656,944,591 |
| Acquisition of credit card receivables | - | - | - | - | - | - | - | - | - | 18,997,495 | 19,824,068 |
| Subtotal | 226,532,846 | 134,443,092 | 140,488,995 | 53,146,801 | 21,222,100 | 21,302,645 | 7,774,652 | 11,088,930 | 26,802,368 | 661,799,924 | 676,768,659 |
| Sureties and guarantees (3) | 56,804,684 | 21,987,349 | 9,339,193 | 2,072,773 | 588,877 | 4,461,550 | 859,606 | 54,590 | 398,707 | 96,567,329 | 97,960,932 |
| Guarantee given on rural loans assigned | - | - | - | - | | - | - | - | - | 64,765 | 37,600 |
| Letters of credit for imports | - | - | - | | - | - | - | - | - | 1,258,030 | 793,921 |
| Confirmed exports loans | - | - | - | | - | - | - | - | - | 2,540 | 284,343 |
| Total - Memorandum accounts | 56,804,684 | 21,987,349 | 9,339,193 | 2,072,773 | 588,877 | 4,461,550 | 859,606 | 54,590 | 398,707 | 97,892,664 | 99,076,796 |
| Total on March 31, 2023 | 283,337,530 | 156,430,441 | 149,828,188 | 55,219,574 | 21,810,977 | 25,764,195 | 8,634,258 | 11,143,520 | 27,201,075 | 759,692,588 | |
| Total on December 31, 2022 | 325,242,536 | 141,434,167 | 143,558,647 | 55,935,378 | 25,533,391 | 21,528,242 | 7,087,721 | 10,844,691 | 23,740,750 | | 754,905,523 |

(1) Relation between the modality and the total credit portfolio without assignment of credits and acquisition of receivables, co-obligations and assignment of rural credits;

(2) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(3) The provision to cover losses, associated with the financial guarantees provided, is being evaluated as allowed by CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit operations by risk levels and maturity ranges

| | Levels of risk | | | | | | | | | | R$ thousand |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AA | A | B | C | D | E | F | G | H | On March 31, 2023 | On December 31, 2022 |
| Performing loans | 226,532,846 | 134,443,092 | 136,981,181 | 47,376,428 | 13,351,640 | 13,104,611 | 2,950,643 | 5,559,380 | 7,783,349 | 588,083,170 | 609,527,872 |
| Installments not yet due | 226,401,815 | 134,009,342 | 136,890,229 | 47,154,220 | 13,191,466 | 13,025,838 | 2,932,743 | 4,856,489 | 7,741,217 | 586,203,359 | 607,493,578 |
| 1 to 30 | 18,836,082 | 23,071,647 | 13,584,526 | 8,061,920 | 1,860,284 | 708,369 | 405,916 | 629,838 | 627,757 | 67,786,339 | 75,766,557 |
| 31 to 60 | 15,838,422 | 12,202,592 | 8,370,788 | 4,876,948 | 1,005,200 | 418,443 | 86,816 | 530,495 | 328,350 | 43,658,054 | 45,894,923 |
| 61 to 90 | 15,865,373 | 9,048,528 | 6,775,040 | 3,711,934 | 799,887 | 1,273,422 | 112,427 | 466,639 | 251,775 | 38,305,025 | 32,763,608 |
| 91 to 180 | 23,084,200 | 16,096,660 | 15,300,947 | 6,291,924 | 1,563,310 | 1,017,943 | 222,626 | 819,275 | 475,547 | 64,872,432 | 69,668,355 |
| 181 to 360 | 32,436,867 | 16,853,656 | 20,061,098 | 7,716,840 | 2,125,283 | 1,736,929 | 325,698 | 1,522,317 | 1,175,701 | 83,954,389 | 86,635,956 |
| More than 360 | 120,340,871 | 56,736,259 | 72,797,830 | 16,494,654 | 5,837,502 | 7,870,732 | 1,779,260 | 887,925 | 4,882,087 | 287,627,120 | 296,764,179 |
| Past due up to 14 days | 131,031 | 433,750 | 90,952 | 222,208 | 160,174 | 78,773 | 17,900 | 702,891 | 42,132 | 1,879,811 | 2,034,294 |
| Non-performing loans | - | - | 3,507,814 | 5,770,373 | 7,870,460 | 8,198,034 | 4,824,009 | 5,529,550 | 19,019,019 | 54,719,259 | 47,416,719 |
| Past-due installments | - | - | 541,470 | 1,372,342 | 2,350,955 | 2,352,964 | 2,042,366 | 2,422,716 | 11,208,563 | 22,291,376 | 18,189,680 |
| 1 to 14 | - | - | 16,455 | 76,747 | 92,570 | 80,049 | 44,153 | 38,365 | 164,413 | 512,752 | 475,801 |
| 15 to 30 | - | - | 414,754 | 363,188 | 302,972 | 187,206 | 95,669 | 188,576 | 253,062 | 1,805,427 | 1,565,413 |
| 31 to 60 | - | - | 110,261 | 882,791 | 719,122 | 380,070 | 185,796 | 323,575 | 484,655 | 3,086,270 | 2,645,765 |
| 61 to 90 | - | - | - | 28,839 | 1,126,418 | 402,370 | 171,054 | 357,945 | 445,566 | 2,532,192 | 2,085,526 |
| 91 to 180 | - | - | - | 20,777 | 109,873 | 1,250,081 | 1,454,677 | 1,392,198 | 1,860,993 | 6,088,599 | 5,581,479 |
| 181 to 360 | - | - | - | - | - | 53,188 | 91,017 | 122,057 | 7,904,936 | 8,171,198 | 5,743,758 |
| More than 360 | - | - | - | - | - | - | - | - | 94,938 | 94,938 | 91,938 |
| Installments not yet due | - | - | 2,966,344 | 4,398,031 | 5,519,505 | 5,845,070 | 2,781,643 | 3,106,834 | 7,810,456 | 32,427,883 | 29,227,039 |
| 1 to 30 | - | - | 142,325 | 263,704 | 313,727 | 250,929 | 123,254 | 110,100 | 402,934 | 1,606,973 | 1,560,205 |
| 31 to 60 | - | - | 126,218 | 246,354 | 266,744 | 230,968 | 118,853 | 103,953 | 399,504 | 1,492,594 | 1,422,891 |
| 61 to 90 | - | - | 118,588 | 193,214 | 236,539 | 206,563 | 105,108 | 94,155 | 347,037 | 1,301,204 | 1,194,290 |
| 91 to 180 | - | - | 269,643 | 471,033 | 609,818 | 597,787 | 297,786 | 275,232 | 957,102 | 3,478,401 | 3,172,391 |
| 181 to 360 | - | - | 437,927 | 777,104 | 1,007,186 | 1,026,286 | 510,015 | 629,885 | 1,576,451 | 5,964,854 | 5,262,751 |
| More than 360 | - | - | 1,871,643 | 2,446,622 | 3,085,491 | 3,532,537 | 1,626,627 | 1,893,509 | 4,127,428 | 18,583,857 | 16,614,511 |
| Total | 226,532,846 | 134,443,092 | 140,488,995 | 53,146,801 | 21,222,100 | 21,302,645 | 7,774,652 | 11,088,930 | 26,802,368 | 642,802,429 | 656,944,591 |
| Minimum required provision | - | 672,215 | 1,404,890 | 1,594,404 | 2,122,210 | 6,390,793 | 3,887,326 | 7,762,251 | 26,802,368 | 50,636,457 | 46,661,609 |
| Supplementary provision | - | 149,002 | 301,057 | 458,651 | 1,780,783 | 2,782,087 | 1,005,690 | 2,918,744 | - | 9,396,014 | 11,078,946 |
| Existing provision | - | 821,217 | 1,705,947 | 2,053,055 | 3,902,993 | 9,172,880 | 4,893,016 | 10,680,995 | 26,802,368 | 60,032,471 | 57,740,555 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total portfolio as of December 31, 2022 | 237,899,587 | 138,355,023 | 142,077,285 | 55,821,307 | 21,684,704 | 19,433,523 | 7,087,721 | 10,844,691 | 23,740,750 | | 656,944,591 |
| Minimum required provision | - | 691,775 | 1,420,773 | 1,674,639 | 2,168,470 | 5,830,057 | 3,543,861 | 7,591,284 | 23,740,750 | | 46,661,609 |
| Supplementary provision | - | 153,446 | 308,590 | 955,359 | 2,370,941 | 2,859,625 | 1,276,621 | 3,154,364 | - | | 11,078,946 |
| Existing provision | - | 845,221 | 1,729,363 | 2,629,998 | 4,539,411 | 8,689,682 | 4,820,482 | 10,745,648 | 23,740,750 | | 57,740,555 |

### I) Credit portfolio by days past due

| Exposure - Loans | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | On time | Past-due until 14 days | Past-due 15 to 60 days | Past-due 61 to 90 days | Past-due 91 to 180 days | Past-due 181 to 360 days | Past-due more than 360 | Total |
| Total on March 31, 2023 | 567,261,247 | 12,984,110 | 22,206,959 | 7,444,986 | 14,404,401 | 18,168,904 | 331,822 | 642,802,429 |
| Total on December 31, 2022 | 581,863,944 | 20,113,907 | 20,699,522 | 5,991,521 | 13,015,316 | 14,884,777 | 375,604 | 656,944,591 |

### II) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, the table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

| | | | | R$ thousands |
|---|---|---|---|---|
| Rating | On March 31, 2023 | | On December 31, 2022 | |
| | Assets | Provision (1) | Assets | Provision (1) |
| AA | 5,560 | - | 8,786 | - |
| A | 50,024 | 38 | 86,162 | 65 |
| B | 58,581 | 88 | 101,777 | 153 |
| C | 55,838 | 251 | 100,130 | 451 |
| D | 10,493 | 157 | 18,101 | 272 |
| E | 7,340 | 330 | 10,625 | 717 |
| F | 3,190 | 239 | 3,617 | 380 |
| G | 2,482 | 372 | 4,533 | 680 |
| H | 21,842 | 3,276 | 29,857 | 4,479 |
| Total | 215,350 | 4,752 | 363,588 | 7,195 |

(1) According to the criteria established in Resolution No. 4,846/20, article 6.

## c) Concentration of loans

| | | | | R$ thousands |
|---|---|---|---|---|
| | On March 31, 2023 | % (1) | On December 31, 2022 | % (1) |
| Largest borrower | 5,391,523 | 0.8 | 6,084,847 | 0.9 |
| 10 largest borrowers | 38,038,147 | 5.9 | 42,192,029 | 6.4 |
| 20 largest borrowers | 55,800,864 | 8.7 | 62,452,121 | 9.5 |
| 50 largest borrowers | 79,375,526 | 12.3 | 89,575,201 | 13.6 |
| 100 largest borrowers | 98,464,570 | 15.3 | 110,310,465 | 16.8 |

(1) Percentage on total portfolio (as defined by Bacen).

## d) Credit portfolio by economic sector

| | | | | R$ thousands |
|---|---|---|---|---|
| | On March 31, 2023 | % | On December 31, 2022 | % |
| Public sector | 5,198,760 | 0.8 | 5,449,228 | 0.8 |
| Oil, derivatives and aggregate activities | 3,597,464 | 0.6 | 4,342,100 | 0.7 |
| Production and distribution of electricity | 973,272 | 0.2 | 1,066,832 | 0.2 |
| Other industries | 628,024 | 0.1 | 40,296 | - |
| Private sector | 637,603,669 | 99.2 | 651,495,363 | 99.2 |
| Companies | 275,766,150 | 42.9 | 293,881,772 | 44.8 |
| Real estate and construction activities | 20,294,922 | 3.2 | 24,776,946 | 3.8 |
| Retail | 45,502,149 | 7.1 | 46,126,498 | 7.0 |
| Services | 60,465,847 | 9.4 | 61,001,335 | 9.3 |
| Transportation and concession | 25,894,137 | 4.0 | 27,532,277 | 4.2 |
| Automotive | 8,934,654 | 1.4 | 11,151,798 | 1.7 |
| Food products | 13,255,584 | 2.1 | 12,562,156 | 1.9 |
| Wholesale | 20,294,414 | 3.2 | 24,397,104 | 3.7 |
| Production and distribution of electricity | 6,105,173 | 0.9 | 6,527,815 | 1.0 |
| Iron and steel industry | 8,734,073 | 1.4 | 9,381,575 | 1.4 |
| Sugar and alcohol | 7,100,136 | 1.1 | 8,110,881 | 1.2 |
| Holding | 1,839,014 | 0.3 | 1,310,848 | 0.2 |
| Capital goods | 3,268,148 | 0.5 | 3,467,657 | 0.5 |
| Pulp and paper | 1,839,209 | 0.3 | 1,759,762 | 0.3 |
| Chemical | 4,062,001 | 0.6 | 4,719,968 | 0.7 |
| Cooperative | 4,348,621 | 0.7 | 4,168,302 | 0.6 |
| Financial | 3,253,522 | 0.5 | 3,525,584 | 0.5 |
| Leisure and tourism | 3,310,392 | 0.5 | 3,469,260 | 0.5 |
| Textiles | 2,360,066 | 0.4 | 2,391,341 | 0.4 |
| Agriculture | 1,228,753 | 0.2 | 1,325,542 | 0.2 |
| Oil, derivatives and aggregate activities | 962,559 | 0.1 | 978,599 | 0.1 |
| Other industries | 32,712,776 | 5.1 | 35,196,524 | 5.4 |
| Individuals | 361,837,519 | 56.3 | 357,613,591 | 54.4 |
| Total | 642,802,429 | 100.0 | 656,944,591 | 100.0 |

## e) Changes in the renegotiated portfolio

| | | R$ thousands |
|---|---|---|
| | 2023 | 2022 |
| **Opening balance on January 1ST** | **34,353,489** | **28,619,018** |
| Amount renegotiated | 10,896,616 | 7,747,029 |
| Amount received/Others (1) | (6,373,777) | (4,301,972) |
| Write-offs | (2,434,764) | (1,781,203) |
| **Closing balance on March 31** | **36,441,564** | **30,282,872** |
| Expected credit loss associated with credit risk | 23,064,427 | 18,871,152 |
| Percentage on renegotiated portfolio | 63.3% | 62.3% |

(1) Includes the settlement of renegotiated contracts through new transactions.

## f) Changes in the provision and net expected credit loss associated with credit risk expense

### I) Changes in provision for expected credit loss associated with credit risk

| | | R$ thousand |
|---|---|---|
| | 2023 | 2022 |
| - Specific provision (1) | 23,850,115 | 14,939,719 |
| - Generic provision (2) | 22,811,494 | 20,946,675 |
| - Supplementary provision (3) | 11,078,946 | 9,220,830 |
| **Opening balance on January 1st** | **57,740,555** | **45,107,224** |
| Expected credit loss associated with credit risk expense (Note 10f II) | 9,661,923 | 6,769,801 |
| Write-offs | (7,365,987) | (4,685,930) |
| Exchange variation/Others | (4,020) | (41,048) |
| **Closing balance on December 31** | **60,032,471** | **47,150,047** |
| - Specific provision (1) | 28,756,354 | 17,387,263 |
| - Generic provision (2) | 21,880,103 | 20,374,814 |
| - Supplementary provision (3) | 9,396,014 | 9,387,970 |

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

### II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

| | | R$ thousands |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Amount recorded | 9,661,923 | 6,769,801 |
| Amounts recovered | (930,335) | (1,768,597) |
| **Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)** | 8,731,588 | 5,001,204 |

(1) Amounts previously written-off that are recovered including through assignment. In the first quarter of 2023, there was assignment of credit from active operations, in the amount of R$30,781 thousand (R$121,587 thousand in 2022), whose sale value was R$2,001 thousand (R$21,355 thousand in 2022) and credit assignments of operations already written off as loss, without retention of risks and benefits in the amount of R$1,431,941 thousand (R$6,232,820 thousand in 2022), whose sale value was R$17,584 thousand (R$380,000 thousand in 2022).

## 11) OTHER FINANCIAL INSTRUMENTS

### Sundry

| | R$ thousand | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Foreign exchange portfolio (a) | 39,094,716 | 37,209,179 |
| Credit card operations | 56,498,289 | 56,687,712 |
| Trade and credit receivables | 32,498,523 | 41,219,831 |
| Debtors for escrow deposits | 20,427,513 | 20,462,101 |
| Securities trading | 4,804,018 | 4,291,006 |
| Receivable insurance premiums | 5,943,970 | 5,986,026 |
| Receivables | 2,193,984 | 1,942,928 |
| Payments made to be reimbursed | 914,262 | 450,754 |
| Receivables on sureties and guarantees honored | 370,620 | 31,370 |
| Other investments | 99,613 | 109,453 |
| Receivables from sale of assets | 94,836 | 92,086 |
| Total | 162,940,344 | 168,482,446 |

### Foreign exchange portfolio

### Balances

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| **Assets – other financial instruments** | | |
| Exchange purchases pending settlement | 26,472,611 | 26,117,890 |
| Exchange sale receivables | 12,846,988 | 11,006,782 |
| (-) Advances in domestic currency received | (509,065) | (154,519) |
| Income receivable on advances granted | 284,182 | 239,026 |
| Total | **39,094,716** | **37,209,179** |
| **Liability - Other financial instruments** | | |
| Exchange sales pending settlement | 13,426,421 | 11,578,147 |
| Exchange purchase payables | 26,652,840 | 25,826,267 |
| (-) Advances on foreign exchange contracts | (14,864,799) | (13,869,438) |
| Other | 117 | 332 |
| Total | **25,214,579** | **23,535,308** |
| **Net foreign exchange portfolio** | **13,880,137** | **13,673,871** |
| Memorandum accounts: | | |
| - Loans available for import | 1,258,030 | 793,921 |
| - Confirmed exports loans | 2,540 | 284,343 |

**Foreign exchange results:** Composition of the adjusted result of foreign exchange operations, for better presentation of the effective result.

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Revenue from financial intermediation – foreign exchange income | (183,708) | 86,765 |
| Adjustments: | | |
| - Income on foreign currency financing (1) | 46,689 | 16,776 |
| - Income on export financing (1) | 631,806 | 671,115 |
| - Expenses of liabilities with foreign bankers (2) (Note 16d) | (103,590) | 103,879 |
| - Funding expenses (3) | (576,244) | (597,855) |
| - Other (4) | 538,356 | 360,003 |
| Total adjustments | 537,017 | 553,918 |
| Net foreign exchange income | 353,309 | 640,683 |

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

## 12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

### a) Composition of investments in associates and jointly controlled entities (joint ventures)

| Companies | On March 31, 2023 | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Headquarters' location | Equity interest | Shareholding interest with voting rights | Investment book value | Current assets | Non - current assets | Current liabilities | Non-current liabilities | Share of profit (loss) of associates and jointly controlled entities (1) | Accumulated other comprehensive income of the period | Total comprehensive income |
| Haitong Banco de Investimento do Brasil S.A. | São Paulo - Brazil | 20.00% | 20.00% | 109,755 | 5,107,643 | 1,612,940 | 4,233,968 | 1,937,839 | 561 | (7,360) | (3,295) |
| Tecnologia Bancária S.A. (2) | São Paulo - Brazil | 24.55% | 24.55% | 223,418 | 683,798 | 2,169,049 | 850,411 | 1,075,706 | (8,346) | - | (33,994) |
| Swiss Re Corporate Solutions Brasil (2) | São Paulo - Brazil | 40.00% | 40.00% | 485,595 | 2,922,728 | 1,669,517 | 3,330,132 | 298,263 | 8,665 | (29,524) | (7,862) |
| Gestora de Inteligência de Crédito S.A. (2) (3) | São Paulo - Brazil | 16.82% | 16.82% | 65,877 | 296,789 | 1,105,811 | 344,388 | 666,466 | (2,262) | - | (6,366) |
| Other (4) | | | | 6,812,467 | | | | | 177,912 | | |
| Total investments in associates | | | | 7,697,112 | | | | | 176,530 | | |
| Elo Participações S.A. (5) | São Paulo - Brazil | 50.01% | 50.01% | 1,531,818 | 964,720 | 2,649,690 | 390,437 | 160,956 | 219,349 | - | 422,957 |
| Total investments in joint ventures | | | | 1,531,818 | | | | | 219,349 | | |
| Total on March 31, 2023 | | | | 9,228,930 | | | | | 395,879 | | |

(1) Share of profit (loss) of associates and jointly controlled entities consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these consolidated financial statements, permitted by regulation;

(3) Dilution of participation resulting from the entry of a new shareholder with the issuance of new shares;

(4) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$72,439 thousand, in the first quarter of 2023 referring to Empresa Cielo S.A.; and

(5) Brazilian company, provider of services related to credit and debit cards and other means of payment.

| Companies | | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | On December 31, 2022 | | | | | | | | Three months ended on March 31, 2022 | | |
| | Headquarters' location | Equity interest | Shareholding interest with voting rights | Investment book value | Current assets | Non - current assets | Current liabilities | Non-current liabilities | Share of profit (loss) of associates and jointly controlled entities (1) | Accumulated other comprehensive income | Total comprehensive income |
| Haitong Banco de Investimento do Brasil S.A. | São Paulo - Brazil | 20.00% | 20.00% | 110,666 | 3,942,918 | 2,532,418 | 3,540,598 | 2,382,666 | 214 | (478) | 593 |
| Tecnologia Bancária S.A. (2) | São Paulo - Brazil | 24.55% | 24.55% | 234,418 | 792,287 | 2,126,537 | 882,585 | 1,080,496 | 3,847 | - | 15,670 |
| Swiss Re Corporate Solutions Brasil (2) | São Paulo - Brazil | 40.00% | 40.00% | 427,295 | 3,090,774 | 1,454,859 | 3,450,969 | 278,095 | 3,060 | 3,165 | 10,816 |
| Gestora de Inteligência de Crédito S.A. (2) | São Paulo - Brazil | 21.02% | 21.02% | 23,613 | 380,640 | 1,103,210 | 433,538 | 677,412 | (4,486) | - | (21,342) |
| Other (3) | | | | 6,726,481 | | | | | 78,077 | - | - |
| Total investments in associates | | | | 7,522,473 | | | | | 80,712 | | |
| Elo Participações S.A. (4) | São Paulo - Brazil | 50.01% | 50.01% | 1,519,568 | 1,030,474 | 2,235,890 | 461,727 | 164,576 | 136,518 | - | 280,958 |
| Total investments in joint ventures | | | | 1,519,568 | | | | | 136,518 | | |
| Total on December 31, 2022 | | | | 9,042,041 | | | | | | | |
| Total on March 31, 2022 | | | | | | | | | 217,230 | | |

(1) The share of profit (loss) of associates and jointly controlled entities consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to March 31, 2022, the Organization received R$71,259 thousand in dividends from this investment.

## 13) PREMISES AND EQUIPMENT

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | | Carrying amount in December 31, 2022 |
| | Annual depreciation rate | Cost | Depreciation | Accumulated impairment of non-financial assets | Carrying amount | |
| Property and equipment: | | | | | | |
| - Buildings (1) | 4% | 1,258,131 | (987,836) | (165) | 270,130 | 235,264 |
| - Land | - | 769,203 | - | - | 769,203 | 770,952 |
| Facilities, furniture and premises and equipment | 10% | 5,231,249 | (2,989,973) | (27,434) | 2,213,842 | 2,226,554 |
| Security and communication systems | 10% | 382,240 | (304,783) | (6,765) | 70,692 | 74,791 |
| Data processing systems | 20 to 40% | 12,233,057 | (8,347,099) | (7,444) | 3,878,514 | 3,523,783 |
| Transportation systems | 10 to 20% | 204,393 | (118,349) | - | 86,044 | 86,693 |
| Assets under construction | - | 812,838 | - | - | 812,838 | 912,026 |
| Total on March 31, 2023 | | 20,891,111 | (12,748,040) | (41,808) | 8,101,263 | |
| Total on December 31, 2022 | | 20,965,376 | (13,089,209) | (46,104) | | 7,830,063 |

(1) It contemplates the reclassification to Other Assets, in compliance with Resolution No. 4,967/21 of the Central Bank, prospectively, according to article 10 of this resolution.

The fixed assets to shareholders' equity ratio is 23.3% (28.1% on December 31, 2022) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 4,957/21.

## 14) INTANGIBLE ASSETS

### a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,313,866 thousand (R$4,329,527 thousand on December 31, 2022), net of provisions for impairment and accumulated amortization, of which: (i) R$2,021,011 thousand (R$2,034,678 thousand on December 31, 2022) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,292,855 thousand (R$2,294,849 thousand on December 31, 2022) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the first quarter of 2023, goodwill in the amount of R$109,951 thousand (R$149,468 thousand in 2022) was amortized (Note 31).

## b) Intangible assets

Acquired intangible assets consist of:

| | R$ thousand | | | | |
|---|---|---|---|---|---|
| | On March 31, 2023 | | | | Cost net of amortization in December 31, 2022 |
| | Rate of Amortization (1) | Cost | Accumulated amortization | Cost net of amortization | |
| Acquisition of rights to provide financial services | Contract | 8,087,745 | (3,456,119) | 4,631,626 | 4,560,824 |
| Software | 20% | 17,746,152 | (10,000,394) | 7,745,758 | 7,163,321 |
| Goodwill (2) | Up to 20% | 14,155,386 | (11,306,117) | 2,849,269 | 2,851,263 |
| Other | Contract | 2,064,544 | (512,029) | 1,552,515 | 1,458,704 |
| Total on March 31, 2023 | | 42,053,827 | (25,274,659) | 16,779,168 | |
| Total on December 31, 2022 | | 42,225,480 | (26,191,368) | | 16,034,112 |

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and
(2) On March 31, 2023, primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$1,136,620 thousand (December 31, 2022 – R$1,189,942 thousand), Odonto System – R$64,361 thousand (December 31, 2022 – R$74,618 thousand), Bradescard Mexico – R$9,765 thousand (December 31, 2022 – R$10,101 thousand), Bradesco BBI - R$29,435 thousand (December 31, 2022 – R$33,834 thousand), Kirton Bank - R$446,557 thousand (December 31, 2022 – R$455,995 thousand), RCB Investimentos – R$41,921 thousand (December 31, 2022 – R$52,932 thousand), Banco Digio – R$257,524 thousand (December 31, 2022 – R$313,548 thousand) and BV - Distribuidora de Valores Mobiliários – R$137,830 thousand.

## c) Changes in intangible assets by type

| | R$ thousand | | | |
|---|---|---|---|---|
| | On December 31, 2022 | Additions / (reductions) | Amortization for the period | On March 31, 2023 |
| Acquisition of rights to provide financial services | 4,560,824 | 598,683 | (527,881) | 4,631,626 |
| *Software* | 7,163,321 | 958,370 | (375,933) | 7,745,758 |
| Goodwill – Future profitability (1) | 1,238,359 | 107,957 | (73,896) | 1,272,420 |
| Goodwill – Based on intangible assets and other reasons | 1,245,204 | - | (34,423) | 1,210,781 |
| Goodwill – Difference in fair value of assets/liabilities | 367,700 | - | (1,632) | 366,068 |
| Other | 1,458,704 | 145,830 | (52,019) | 1,552,515 |
| Total | 16,034,112 | 1,810,840 | (1,065,784) | 16,779,168 |
| Total (2) | 11,936,697 | 2,037,106 | (965,882) | 13,007,921 |

(1) Based on a purchase price allocation study report ("PPA"), prepared by a contracted, specialized and independent company, it carried out the initial allocation of the fair value of the assets acquired and liabilities assumed from Banco Digio S.A.; and
(2) Corresponds to the movement of assets from December 31, 2021 to March 31, 2022.

## 15) OTHER ASSETS

| | R$ thousand | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Prepaid taxes | 13,754,715 | 14,440,840 |
| Other assets and values (a) | 5,626,825 | 5,741,909 |
| Other debtors | 2,438,677 | 3,685,624 |
| Interbank and interdepartmental accounts | 311,218 | 241,989 |
| Other (1) | 2,233,087 | 2,490,547 |
| Total | 24,364,522 | 26,600,909 |

(1) Includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,356,247 thousand.

## a) Other Assets and Values

### I) Non-financial assets held for sale/other

| | On March 31, 2023 | | | | R$ thousands |
|---|---|---|---|---|---|
| | Cost | Accumulated impairment of non-financial assets | Cost net of provision | | Carrying amount in December 31, 2022 |
| Real estate | 2,339,931 | (1,453,325) | 886,606 | | 878,814 |
| Vehicles and similar | 651,737 | (271,747) | 379,990 | | 357,199 |
| Machinery and equipment | 4,772 | (3,728) | 1,044 | | 1,108 |
| Other | 35,802 | (7,837) | 27,965 | | 29,201 |
| **Total on March 31, 2023** | 3,032,242 | (1,736,637) | 1,295,605 | | |
| **Total on December 31, 2022** | 3,006,255 | (1,739,933) | | | 1,266,322 |

### II) Prepaid expenses

| | | R$ thousands |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Deferred insurance acquisition costs (1) | 1,380,336 | 1,378,638 |
| Commission for the placement of loans and financing (2) | 11,956 | 19,057 |
| Advertising and marketing expenses (3) | 283,867 | 387,560 |
| Other (4) | 918,424 | 950,399 |
| **Total** | 2,594,583 | 2,735,654 |

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Information Technology infrastructure expense.

## 16) DEPOSITS FROM BANKS

| | On March 31, 2023 | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | On December 31, 2022 |
| Demand deposits - Financial Institutions | 1,045,154 | - | - | - | 1,045,154 | 1,187,198 |
| Interbank deposits | 75,966 | 855,888 | 368,452 | 8,940 | 1,309,246 | 1,553,496 |
| Securities sold under agreements to repurchase (a) | 236,053,122 | 5,734,077 | - | 613,886 | 242,401,085 | 222,694,031 |
| Borrowings (b) | 5,670,358 | 10,901,342 | 7,398,377 | 1,044,690 | 25,014,767 | 32,625,290 |
| Onlending (c) | 865,905 | 3,334,324 | 3,717,617 | 16,172,005 | 24,089,851 | 23,888,023 |
| **Total on March 31, 2023** | 243,710,505 | 20,825,631 | 11,484,446 | 17,839,521 | 293,860,103 | |
| **%** | 82.9 | 7.1 | 3.9 | 6.1 | 100.0 | |
| **Total on December 31, 2022** | 226,805,329 | 29,303,971 | 9,368,638 | 16,470,100 | | 281,948,038 |
| **%** | 80.4 | 10.4 | 3.3 | 5.9 | | 100.0 |

## a) Securities sold under agreements to repurchase

| | | | | | R$ thousands |
|---|---|---|---|---|---|
| | On March 31, 2023 | | | | On December 31, 2022 |
| | 1 to 30 days | 31 to 180 days | More than 360 days | Total | |
| Own securities | 93,751,507 | 140,915,808 | 613,886 | 95,815,331 | 140,915,808 |
| • Government securities | 89,204,772 | 128,861,065 | - | 89,863,820 | 128,861,065 |
| • Debentures | 2,794,255 | 9,115,077 | 10,445 | 3,595,590 | 9,115,077 |
| • Foreign | 1,752,480 | 2,939,666 | 603,441 | 2,355,921 | 2,939,666 |
| Sale of securities purchased under reverse repos (1) | 123,837,089 | 64,885,880 | - | 125,319,997 | 64,885,880 |
| Sale of securities with no restriction on right to resell or repledge the collateral (1) | 18,464,526 | 16,892,343 | - | 21,265,757 | 16,892,343 |
| Total on March 31, 2023 | 236,053,122 | 5,734,077 | 613,886 | 242,401,085 | |
| % | 97.3 | 2,4 | 0.3 | 100.0 | |
| Total on December 31, 2022 | 221,984,184 | 369,714 | 340,133 | | 222,694,031 |
| % | 99.6 | 0,2 | 0.2 | | 100.0 |

(1) Represented by government securities.

## b) Borrowing

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | | On December 31, 2022 |
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| In Brazil | - | - | - | | - | 12,123,188 |
| – Official Institutions | - | - | - | - | - | 12,123,188 |
| Overseas | 5,670,358 | 10,901,342 | 7,398,377 | 1,044,690 | 25,014,767 | 20,502,102 |
| Total on March 31, 2023 | 5,670,358 | 10,901,342 | 7,398,377 | 1,044,690 | 25,014,767 | |
| % | 22.7 | 43.5 | 29.6 | 4.2 | 100.0 | |
| Total on December 31, 2022 | 2,320,591 | 25,679,979 | 4,624,706 | 14 | | 32,625,290 |
| % | 7.1 | 78.7 | 14.2 | - | | 100.0 |

## c) On-lending [(1)]

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | | On December 31, 2022 |
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | |
| In Brazil | 865,905 | 3,334,324 | 3,717,617 | 16,172,005 | 24,089,851 | 23,888,023 |
| - FINAME | 367,143 | 2,088,401 | 2,180,908 | 9,441,967 | 14,078,419 | 13,404,464 |
| - BNDES | 493,448 | 1,245,923 | 1,171,170 | 6,728,690 | 9,639,231 | 10,082,906 |
| - National Treasury | - | - | 365,525 | - | 365,525 | 398,268 |
| - Other institutions | 5,314 | - | 14 | 1,348 | 6,676 | 2,385 |
| Total on March 31, 2023 | 865,905 | 3,334,324 | 3,717,617 | 16,172,005 | 24,089,851 | |
| % | 3.6 | 13.9 | 15.4 | 67.1 | 100.0 | |
| Total on December 31, 2022 | 989,788 | 2,763,038 | 4,011,858 | 16,123,339 | | 23,888,023 |
| % | 4.1 | 11.6 | 16.8 | 67.5 | | 100.0 |

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

## d) Borrowing and on-lending expenses

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Borrowing: | | |
| - In Brazil | 380,997 | 82,286 |
| - Overseas | (199,107) | (7,329,360) |
| - Foreign exchange variation from other assets and liabilities overseas | 605,341 | 6,272,325 |
| Subtotal borrowing | 787,231 | (974,749) |
| On-lending in Brazil: | | |
| - BNDES | 233,274 | 247,539 |
| - FINAME | 389,925 | 228,253 |
| - National Treasury | 6,884 | 3,179 |
| - Other institutions | 158 | 18 |
| On-lending overseas: | | |
| Payables to foreign bankers (Note 11a) | 103,590 | (103,879) |
| Subtotal on-lending | 733,831 | 375,110 |
| Total | 1,521,062 | (599,639) |

## e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Savings deposits | 2,366,339 | 2,102,916 |
| Time deposits | 10,150,748 | 6,342,901 |
| Securities sold under agreements to repurchase | 8,062,719 | 5,917,520 |
| Securities issued (Note 18a) | 7,213,695 | 3,733,960 |
| Subordinated debts (Note 19b) | 1,841,429 | 1,475,980 |
| Other funding expenses | 284,482 | 222,860 |
| Subtotal | 29,919,412 | 19,796,137 |
| Inflation indexation and interest on insurance technical provisions, pension and capitalization (1) | 8,028,049 | 8,445,597 |
| Total | 37,947,461 | 28,241,734 |

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 9f III).

## 17) DEPOSITS FROM CUSTOMERS

| | On March 31, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | R$ thousands |
| Demand deposits - customers (1) | 46,923,868 | | | | 46,923,868 | 56,882,411 |
| Savings deposits (1) | 128,311,785 | | | | 128,311,785 | 134,624,479 |
| Time deposits (2) | 23,128,637 | 45,733,769 | 85,830,543 | 256,932,655 | 411,625,604 | 399,175,316 |
| Total on March 31, 2023 | 198,364,290 | 45,733,769 | 85,830,543 | 256,932,655 | 586,861,257 | |
| % | 33.8 | 7.8 | 14.6 | 43.8 | 100.0 | |
| Total on December 31, 2022 | 213,575,855 | 42,698,802 | 83,393,981 | 251,013,568 | | 590,682,206 |
| % | 36.2 | 7.2 | 14.1 | 42.5 | | 100.0 |

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Consider the maturities established in the contracts.

## 18) SECURITIES ISSUED

| | On March 31, 2023 | | | | | On December 31, 2022 |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | Total | R$ thousands |
| Securities – Brazil: | | | | | | |
| - Letters of credit for real estate | 2,435,379 | 12,573,356 | 26,142,139 | 14,701,450 | 55,852,324 | 51,258,545 |
| - Letters of credit for agribusiness | 1,830,664 | 16,804,780 | 7,355,646 | 6,739,330 | 32,730,420 | 31,176,213 |
| - Financial bills | 3,273,263 | 13,435,818 | 12,542,963 | 69,861,703 | 99,113,747 | 93,772,038 |
| - Letters of credit guaranteed by property (1) | 59,167 | 270,282 | 696,881 | 30,632,974 | 31,659,304 | 30,290,640 |
| Subtotal | 7,598,473 | 43,084,236 | 46,737,629 | 121,935,457 | 219,355,795 | 206,497,436 |
| Securities – Overseas: | | | | | | |
| - MTN Program Issues (2) | 1,177,884 | 256,043 | 11,448 | 3,277,706 | 4,723,081 | 3,934,384 |
| - Securitization of future flow of money orders received from overseas | - | 23,287 | - | 4,064,249 | 4,087,536 | 8,456,444 |
| - Issuance costs | - | - | - | (71) | (71) | - |
| Subtotal | 1,177,884 | 279,330 | 11,448 | 7,341,884 | 8,810,546 | 12,390,828 |
| Structured Operations Certificates | 76,217 | 434,196 | 382,272 | 2,626,394 | 3,519,079 | 3,369,064 |
| Total on March 31, 2023 | 8,852,574 | 43,797,762 | 47,131,349 | 131,903,735 | 231,685,420 | |
| % | 3.8 | 18.9 | 20.3 | 57.0 | 100.0 | |
| Total on December 31, 2022 | 6,206,195 | 33,449,944 | 62,005,587 | 120,595,602 | | 222,257,328 |
| % | 2.8 | 15.1 | 27.9 | 54.2 | | 100.0 |

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$34,686,377 thousand (R$32,392,754 thousand in December 31, 2022), which complies with all the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 246 and 272 months and a term of 39 e 41 months, the credit rights correspond to 2.27% of total assets and 43.16% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.74% and 7.39%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 5,001/22; and

(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

## a) Movement of funds from securities issued

| | R$ thousands | |
|---|---|---|
| | 2023 | 2022 |
| Opening balance on January 1ST | 222,257,328 | 166,228,542 |
| Issuance | 19,210,620 | 34,929,854 |
| Interest accrued | 7,213,695 | 3,733,960 |
| Settlement and interest payments | (17,892,230) | (24,191,896) |
| Foreign exchange variation | 896,007 | (1,658,921) |
| Closing balance on March 31 | 231,685,420 | 179,041,539 |

# 19) SUBORDINATED DEBT

## a) Composition by maturity

| | | | | R$ thousands |
|---|---|---|---|---|
| | Original term in years | Nominal amount | On March 31, 2023 | On December 31, 2022 |
| In Brazil | | | | |
| Financial bills: | | | | |
| 2023 | 7 | 1,007,952 | 1,871,768 | 2,430,244 |
| 2024 | 7 | 67,450 | 122,953 | 118,737 |
| 2025 | 7 | 3,871,906 | 5,395,794 | 5,211,294 |
| 2027 | 7 | 401,060 | 510,780 | 492,360 |
| 2023 | 8 | 46,440 | 99,780 | 3,083,598 |
| 2024 | 8 | 136,695 | 252,461 | 243,608 |
| 2025 | 8 | 3,328,102 | 3,560,516 | 3,642,764 |
| 2026 | 8 | 694,800 | 965,838 | 932,713 |
| 2028 | 8 | 55,437 | 70,542 | 67,985 |
| 2024 | 9 | 4,924 | 12,850 | 12,354 |
| 2025 | 9 | 370,344 | 635,617 | 616,544 |
| 2027 | 9 | 89,700 | 133,830 | 129,175 |
| 2023 | 10 | - | - | 1,643,525 |
| 2025 | 10 | 284,137 | 862,693 | 827,974 |
| 2026 | 10 | 196,196 | 456,165 | 438,172 |
| 2027 | 10 | 256,243 | 438,282 | 423,111 |
| 2028 | 10 | 248,300 | 417,268 | 402,261 |
| 2030 | 10 | 134,500 | 176,848 | 171,951 |
| 2030 | 8 | 2,368,200 | 2,678,595 | 2,581,541 |
| 2031 | 10 | 7,270,000 | 8,950,661 | 8,618,267 |
| 2032 | 10 | 5,378,500 | 6,034,682 | 5,813,434 |
| 2026 | 11 | 3,400 | 6,862 | 6,907 |
| 2027 | 11 | 47,046 | 83,205 | 80,272 |
| 2028 | 11 | 74,764 | 133,881 | 129,311 |
| Perpetual | - | 13,199,755 | 14,013,652 | 14,123,230 |
| Total (1) (2) | | | 47,885,523 | 52,241,332 |

(1) It includes the amount of R$38,047,864 thousand (R$37,781,759 thousand on December 31, 2022), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

### b) Movement of subordinated debts

| | | R$ thousands |
|---|---|---|
| | 2023 | 2022 |
| Opening balance on January 1ST | 52,241,332 | 54,451,077 |
| Issuance | - | 631,500 |
| Interest accrued | 1,841,429 | 1,475,980 |
| Settlement and interest payments | (6,197,238) | (6,348,471) |
| Exchange variation/Others | - | (494,465) |
| Closing balance on March 31 | 47,885,523 | 49,715,621 |

## 20) OTHER FINANCIAL LIABILITIES

| | | R$ thousands |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Foreign exchange portfolio (Note 11a) | 25,214,579 | 23,535,308 |
| Interbank and interdepartmental accounts | 35,342,944 | 37,317,929 |
| Securities trading | 3,996,850 | 3,838,998 |
| Obligations for operations linked to assignment | 3,908,565 | 4,484,287 |
| Total | 68,462,938 | 69,176,522 |

## 21) PROVISIONS

### a) Insurance, Life and Pension Plans and Capitalization Bonds

#### I) Technical provisions by account

R$ thousands

| | Insurance (1) | | Life and pension plans (2) | | Capitalization bonds | | Total | |
|---|---|---|---|---|---|---|---|---|
| | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 |
| Current and long-term liabilities | | | | | | | | |
| Mathematical reserve for unvested benefits (PMBAC) | 1,090,358 | 1,090,358 | 276,033,782 | 268,511,627 | - | - | 277,124,140 | 269,601,985 |
| Mathematical reserve for vested benefits (PMBC) | 688,423 | 682,205 | 12,580,549 | 12,526,030 | - | - | 13,268,972 | 13,208,235 |
| Mathematical reserve for capitalization bonds (PMC) | - | - | - | - | 7,662,286 | 7,718,702 | 7,662,286 | 7,718,702 |
| Reserve for claims incurred but not reported (IBNR) | 5,921,021 | 5,629,451 | 1,127,364 | 1,036,702 | - | - | 7,048,385 | 6,666,153 |
| Unearned premium reserve | 6,599,450 | 6,562,267 | 3,462,597 | 3,440,555 | - | - | 10,062,047 | 10,002,822 |
| Reserve for unsettled claims (PSL) | 5,852,642 | 5,154,119 | 1,999,232 | 2,007,778 | - | - | 7,851,874 | 7,161,897 |
| Reserve for financial surplus (PET) | - | - | 902,205 | 870,021 | - | - | 902,205 | 870,021 |
| Reserve for draws (PSR) and Reserve for redemptions (PR) | - | - | - | - | 1,426,175 | 1,338,619 | 1,426,175 | 1,338,619 |
| Other provisions | 2,855,559 | 2,817,236 | 4,628,399 | 4,561,622 | 74,912 | 76,778 | 7,558,870 | 7,455,636 |
| Total technical provisions | 23,007,453 | 21,935,636 | 300,734,128 | 292,954,335 | 9,163,373 | 9,134,099 | 332,904,954 | 324,024,070 |

II) Guarantees for technical provisions – minimum and actual values

R$ thousands

| | Insurance | | Life and pension plans | | Capitalization bonds | | Total | |
|---|---|---|---|---|---|---|---|---|
| | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 |
| Total technical provisions | 23,007,453 | 21,935,636 | 300,734,128 | 292,954,335 | 9,163,373 | 9,134,099 | 332,904,954 | 324,024,070 |
| (+) Monetary effect on the preparation of LAT (3) | - | - | 678,014 | 678,014 | - | - | 678,014 | 678,014 |
| (-) Commercialization surcharge – extended warranty | (275,396) | - | - | - | - | - | (275,396) | - |
| (-) Portion corresponding to contracted reinsurance | (4,428) | (4,924) | (19,279) | (21,655) | - | - | (23,707) | (26,579) |
| (-) Premiums receivables | (2,443,729) | (2,497,694) | - | - | - | - | (2,443,729) | (2,497,694) |
| (-) Unearned premium reserve – Health and dental insurance (4) | (2,411,920) | (2,308,455) | - | - | - | - | (2,411,920) | (2,308,455) |
| Technical provisions to be covered | 17,871,980 | 17,124,563 | 301,392,863 | 293,610,694 | 9,163,373 | 9,134,099 | 328,428,216 | 319,869,356 |
| | | | | | | | | |
| Investment fund quotas (VGBL and PGBL) | - | - | 240,766,105 | 233,561,256 | - | - | 240,766,105 | 233,561,256 |
| Investment fund quotas (excluding VGBL and PGBL) | 4,289,136 | 4,159,848 | 25,216,418 | 24,250,045 | 2,732,260 | 2,832,193 | 32,237,814 | 31,242,086 |
| Government securities | 14,336,520 | 14,232,086 | 35,348,307 | 35,625,853 | 6,651,930 | 6,558,550 | 56,336,757 | 56,416,489 |
| Stocks | - | - | 1,071,798 | 1,202,571 | - | - | 1,071,798 | 1,202,571 |
| Private securities | 408,626 | 205,881 | 740,353 | 793,191 | 317,340 | - | 1,466,319 | 999,072 |
| Total assets held to guarantee technical provisions | 19,034,282 | 18,597,815 | 303,142,981 | 295,432,916 | 9,701,530 | 9,390,743 | 331,878,793 | 323,421,474 |

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,755,661 thousand (R$2,718,990 thousand as of December 31, 2022) and the Reserve for Related Expenses of R$87,186 thousand (R$83,721 thousand as of December 31, 2022);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,880,858 thousand (R$2,820,984 thousand as of December 31, 2022), "Reserve for related expenses" of R$400,517 thousand (R$394,907 thousand as of December 31, 2022) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2022);

(3) The result of the most recent liability adequacy test, performed as of December 31, 2022, showed a total insufficiency of R$702,131 thousand, where R$678,014 thousand was offset due to the appreciation of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 521/22.

### III) Other income from insurance, pension plans and capitalization bonds

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Earned premiums | 14,511,856 | 12,584,601 |
| Pension plan contributions (including VGBL) | 8,935,469 | 7,960,451 |
| Capitalization bond revenues | 1,574,312 | 1,592,949 |
| Ceded coinsurance premiums | (16,342) | (17,351) |
| Refunded premiums | (8,324) | (6,221) |
| **Net premiums earned** | **24,996,971** | **22,114,429** |
| Reinsurance premiums paid | (9,603) | (9,512) |
| **Insurance, pension plan and capitalization bond retained premiums** | **24,987,368** | **22,104,917** |
| Changes in technical provisions for insurance, pension plans and capitalization bonds | (9,941,496) | (9,443,814) |
| Capitalization bond prize draws and redemptions | (1,360,596) | (1,382,330) |
| Retained claims | (11,076,331) | (8,791,287) |
| Insurance, pension plan and capitalization expenses | (962,772) | (841,189) |
| **Other income from insurance, pension plans and capitalization bonds** | **1,646,173** | **1,646,297** |

## b) Other reserves

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Provision for contingencies (Note 22) | 20,170,343 | 21,476,537 |
| Provision for Financial guarantees provided (I) | 1,339,784 | 1,778,314 |
| Other | 11,389,518 | 12,698,909 |
| Total | 32,899,645 | 35,953,760 |

### I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

| | R$ thousands | | | |
|---|---|---|---|---|
| | On March 31, 2023 | | On December 31, 2022 | |
| | Guaranteed Values | Provisions | Guaranteed Values | Provisions |
| Sureties and guarantees in judicial and administrative proceedings of a fiscal nature | 35,684,877 | (579,343) | 35,397,222 | (616,432) |
| Bank sureties | 47,800,345 | (758,610) | 60,435,179 | (1,160,341) |
| Others | 13,082,107 | (1,831) | 2,128,531 | (1,541) |
| Total | 96,567,329 | (1,339,784) | 97,960,932 | (1,778,314) |

## 22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

### a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

### b) Provisions classified as probable losses

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

#### I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

#### II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry the replacement of of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the saver to adhere, there is no estimate of how many will do so. It should be noted that Bradesco understands that it has a provision to cover the processes eligible for the aforementioned agreement.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) keep suspended the prosecution of all lawsuits without final judgment, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

- PIS and Cofins - R$2,955,047 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,856,172 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$677,452 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$480,948 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

On November 4, 2022, Bacen issued Normative Instruction No. 319, which revoked Circular Letter No. 3,429, of February 11, 2010, which clarifies the procedures for accounting for tax obligations under judicial discussion. This standard became effective as of January 1, 2023 and did not have a material impact on the financial statements.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on credits taxes in tax administrative litigation considered irrecoverable or difficult to recover.

IV - Provisions by nature

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Labor claims | 5,732,514 | 6,009,966 |
| Civil claims | 7,695,448 | 7,989,207 |
| Provision for tax risks | 6,742,381 | 7,477,364 |
| **Total (Note 21b)** | **20,170,343** | **21,476,537** |

V - Changes in provisions – Provision expenses

| | R$ thousands | | |
|---|---|---|---|
| | Labor | Civil | Tax |
| **Balance on January 1ST, 2023** | **6,009,966** | **7,989,207** | **7,477,364** |
| Adjustment for inflation | 171,759 | 137,167 | 125,111 |
| Provisions, net of (reversals and write-offs) | 296,002 | 431,086 | (594,384) |
| Payments | (745,213) | (862,012) | (265,710) |
| **Balance on March 31, 2023** | **5,732,514** | **7,695,448** | **6,742,381** |

### c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2023, R$9,500,855 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$43,967,458 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,782,319 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,055,065 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$8,339,619 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2017 – R$3,042,139 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,712,841 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,591,742 thousand (R$1,563,374 thousand on December 31, 2022): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,273,266 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$740,570 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$176,010 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

### d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from the so-called Operation Zelotes, investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is an absolute sentence of the two former members of the board of Bradesco, pending transit in judgment.

## 23) OTHER LIABILITIES

| | | R$ thousands |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Sundry creditors | 4,710,057 | 4,742,937 |
| Payment of taxes and other contributions | 5,649,369 | 729,315 |
| Credit card operations | 3,350,607 | 3,649,784 |
| Taxes and contributions payable | 3,387,593 | 3,902,778 |
| Liabilities for acquisition of assets and rights | 916,302 | 1,204,021 |
| Social and statutory | 2,728,011 | 5,570,334 |
| Obligations for quotas of investment funds | 3,931,825 | 4,056,242 |
| Other | 4,847,887 | 5,136,239 |
| Total | 29,521,651 | 28,991,650 |

## 24) SHAREHOLDERS' EQUITY

### a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

| | On March 31, 2023 | On December 31, 2022 |
|---|---|---|
| Common | 5,338,393,881 | 5,338,393,881 |
| Preferred | 5,320,094,147 | 5,320,094,147 |
| Subtotal | 10,658,488,028 | 10,658,488,028 |
| Treasury (common shares) | (8,089,200) | (8,089,200) |
| Treasury (preferred shares) | (8,228,600) | (8,228,600) |
| Total outstanding shares | 10,642,170,228 | 10,642,170,228 |

### b) Profit reserves

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Profit reserves | | |
| - Legal reserve (1) | 12,798,630 | 12,584,615 |
| - Statutory reserve (2) | 62,167,929 | 60,979,593 |
| Total | 74,966,559 | 73,564,208 |

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

### c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Interest on shareholders' equity for the first quarter of 2023, is calculated as follows:

| | R$ thousands | % (1) |
|---|---|---|
| Net income | 4,280,304 | |
| (-) Legal reserve | 214,015 | |
| Adjusted calculation basis | 4,066,289 | |
| Monthly interest on shareholders' equity (gross), paid | 578,201 | |
| Additional provisioned interest on equity (gross) | 2,299,752 | |
| Withholding income tax on interest on shareholders' equity | (431,693) | |
| Interest on shareholders' equity (net) accumulated on March 31, 2023 | 2,446,260 | 60.16 |
| Interest on shareholders' equity (net) accumulated on March 31, 2022 | 1,997,622 | 30.00 |

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

| Description | | | | | R$ thousands |
|---|---|---|---|---|---|
| | Per share (gross) | | Amount paid/ provisioned | Withholding Income Tax (IRRF) (15%) | Net amount paid/provisioned |
| | Common | Preferred | | | |
| Monthly interest on shareholders' equity paid | 0.051749 | 0.056924 | 526,441 | 78,966 | 447,475 |
| Supplementary interest on shareholders' equity paid | 0.167604 | 0.184364 | 1,705,064 | 255,760 | 1,449,304 |
| Supplementary dividends provisioned | 0.009913 | 0.010904 | 100,843 | - | 100,843 |
| **Total accrued on March 31, 2022** | **0.229266** | **0.252192** | **2,332,348** | **334,726** | **1,997,622** |
| | | | | | |
| Monthly interest on shareholders' equity paid | 0.051749 | 0.056924 | 578,201 | 86,730 | 491,471 |
| Supplementary interest on shareholders' equity | 0.205825 | 0.226407 | 2,299,752 | 344,963 | 1,954,789 |
| **Total accrued on March 31, 2023** | **0.257574** | **0.283331** | **2,877,953** | **431,693** | **2,446,260** |

## d) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital approved by Bacen on April 18, 2023.

On March 31, 2023, 8,089,200 common shares and 8,228,600 preferred shares remained in treasury, in the amount of R$224,377 thousand. The minimum, average and maximum cost per common share is R$12.41, R$12.91 and R$13.47 and per preferred share is R$13.91, R$14.58 and R$15.45 respectively. The market value of these shares, on March 31, 2023, was R$11.85 per common share and R$13.17 per preferred share.

## e) Earnings per share

### i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

| | Three months ended on March 31 | |
|---|---|---|
| | 2023 (1) | 2022 (1) |
| **Net earnings attributable to the Organization's common shareholders (R$ thousand)** | 2,043,281 | 3,345,969 |
| **Net earnings attributable to the Organization's preferred shareholders (R$ thousand)** | 2,237,023 | 3,663,231 |
| Weighted average number of common shares outstanding (thousands) | 5,330,305 | 5,872,233 |
| Weighted average number of preferred shares outstanding (thousands) | 5,311,866 | 5,852,103 |
| Basic earnings per share attributable to common shareholders of the Organization (in Reais) | 0.38 | 0.57 |
| Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) | 0.42 | 0.63 |

(1) For the calculation of earnings per share, the quantity of shares in all periods has been adjusted to retrospectively reflect the split of shares, approved at the Extraordinary General Meeting of March 10, 2022, in the proportion of 1 new share for every 10 held.

### ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

## 25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of March 31, 2023, the balance of minority interests in subsidiaries was R$822,370 thousand (R$737,991 thousand on December 31, 2022), represented, primarily by Odontoprev.

## 26) FEE AND COMMISSION INCOME

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Credit card income | 2,346,159 | 2,062,613 |
| Checking account | 1,847,475 | 1,947,953 |
| Loans | 549,056 | 730,545 |
| Collections | 448,180 | 463,588 |
| Consortium management | 570,194 | 564,592 |
| Asset management | 297,736 | 314,404 |
| *Underwriting/ Financial advisory services* | 145,484 | 236,103 |
| Custody and brokerage services | 305,418 | 319,302 |
| Payments | 111,064 | 110,671 |
| Other | 267,724 | 205,804 |
| Total | 6,888,490 | 6,955,575 |

## 27) PAYROLL AND RELATED BENEFITS

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Salaries | 2,799,641 | 2,596,281 |
| Benefits | 1,404,772 | 1,216,989 |
| Social security charges | 966,824 | 864,341 |
| Employee profit sharing | 419,912 | 465,864 |
| Training | 20,895 | 19,270 |
| Total | 5,612,044 | 5,162,745 |

## 28) OTHER ADMINISTRATIVE EXPENSES

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Outsourced services | 1,253,201 | 1,185,729 |
| Depreciation and amortization | 1,030,332 | 817,223 |
| Data processing | 560,850 | 475,789 |
| Communication | 249,621 | 290,910 |
| Asset maintenance | 333,502 | 338,944 |
| Rental | 304,270 | 305,278 |
| Financial system services | 412,505 | 316,808 |
| Advertising and marketing | 260,246 | 325,205 |
| Security and surveillance | 150,823 | 146,381 |
| Transport | 188,212 | 188,042 |
| Water, electricity and gas | 89,942 | 104,476 |
| Supplies | 28,302 | 25,697 |
| Travel | 27,398 | 8,599 |
| Other | 391,335 | 302,384 |
| Total | 5,280,539 | 4,831,465 |

## 29) TAX EXPENSES

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Contribution for Social Security Financing (COFINS) | 1,238,877 | 1,518,850 |
| Social Integration Program (PIS) contribution | 197,717 | 240,520 |
| Tax on Services (ISSQN) | 236,443 | 243,561 |
| Municipal Real Estate Tax (IPTU) expenses | 52,908 | 64,221 |
| Other | 94,920 | 87,662 |
| Total | 1,820,865 | 2,154,814 |

## 30) OTHER OPERATING INCOME

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Other interest income | 1,177,795 | 771,178 |
| Reversal of other operating provisions | 861,139 | 899,167 |
| Revenues from recovery of charges and expenses | 89,057 | 204,214 |
| Other | 1,599,966 | 1,282,804 |
| Total | 3,727,957 | 3,157,363 |

## 31) OTHER OPERATING EXPENSES

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Other finance costs | 338,165 | 484,339 |
| Sundry losses | 146,442 | 264,525 |
| Discount granted | 831,908 | 854,477 |
| Commissions on loans and financing | 129,654 | 182,897 |
| Intangible assets amortization - payroll | 441,037 | 287,464 |
| Goodwill amortization (Note 14a) | 109,951 | 149,468 |
| Card marketing expenses | 865,691 | 765,900 |
| Other | 2,514,263 | 2,521,366 |
| Total | 5,377,111 | 5,510,436 |

## 32) NON-OPERATING INCOME (LOSS)

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Gain/loss on sale and write-off of assets and investments (1) | 45,033 | 421,675 |
| Recording/reversal of non-operating provisions (2) | (57,030) | (40,890) |
| Other | 13,362 | 8,107 |
| Total | 1,365 | 388,892 |

(1) On March 31, 2023, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and
(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

## 33) INCOME TAXES

### a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Income before income tax and social contribution | 4,287,333 | 10,036,564 |
| Total burden of income tax and social contribution at the current rates | (1,929,300) | (4,516,454) |
| Effect on the tax calculation: | | |
| Equity investment in unconsolidated and jointly controlled companies | 178,146 | 97,754 |
| Net non-deductible expenses of non-taxable income | 250,742 | 33,930 |
| Interest on shareholders' equity (paid and payable) | 1,295,079 | 1,004,177 |
| Other amounts (1) | 272,322 | 399,776 |
| Income tax and social contribution for the period | 66,989 | (2,980,817) |

(1) It basically includes: (i) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to the shown; and (ii) incentive deductions.

### b) Breakdown of income tax and social contribution in the income statement

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Current taxes: | | |
| Income tax and social contribution payable | (2,453,141) | (3,215,281) |
| Deferred taxes: | | |
| Constitution/realization in the period on temporary additions and exclusions | 2,805,255 | 465,500 |
| Use of opening balances of: | | |
| Social contribution loss | (241,377) | (158,505) |
| Income tax loss | (302,986) | (199,431) |
| Constitution in the period of: | | |
| Social contribution loss | 102,572 | 34,962 |
| Income tax loss | 156,666 | 91,938 |
| Total deferred tax expense | 2,520,130 | 234,464 |
| Income tax and social contribution for the period | 66,989 | (2,980,817) |

### c) Deferred income tax and social contribution

| | | | | R$ thousands |
|---|---|---|---|---|
| | Balance on December 31, 2022 | Amount recorded | Amount realized | Balance on March 31, 2023 |
| Expected credit loss associated with credit risk | 50,155,501 | 4,347,526 | (1,781,871) | 52,721,156 |
| Civil provisions | 3,509,401 | 132,426 | (261,493) | 3,380,334 |
| Tax provisions | 3,262,369 | 77,229 | (250,240) | 3,089,358 |
| Labor provisions | 2,686,565 | 106,280 | (229,295) | 2,563,550 |
| Impairment of securities and investments | 2,441,248 | 189,663 | (51,604) | 2,579,307 |
| Non-financial assets held for sale | 761,800 | 49,666 | (54,342) | 757,124 |
| Fair value adjustment of trading securities and derivatives | 80,519 | 94,490 | (68,269) | 106,740 |
| Amortization of goodwill | 212,085 | 5,885 | (2,777) | 215,193 |
| Provision for interest on own capital | - | 1,034,889 | - | 1,034,889 |
| Other | 5,146,161 | 531,983 | (765,437) | 4,912,707 |
| Total deductible taxes on temporary differences | 68,255,649 | 6,570,037 | (3,465,328) | 71,360,358 |
| Income tax and social contribution losses in Brazil and overseas | 19,128,543 | 259,238 | (544,363) | 18,843,418 |
| Subtotal | 87,384,192 | 6,829,275 | (4,009,691) | 90,203,776 |
| Adjustment to fair value of available-for-sale securities | 4,134,824 | 397,035 | (207,231) | 4,324,628 |
| Total deferred tax assets | 91,519,016 | 7,226,310 | (4,216,922) | 94,528,404 |
| Deferred tax liabilities (Note 33e) | 5,707,023 | 626,434 | (331,897) | 6,001,560 |
| Deferred tax assets, net of deferred tax liabilities | 85,811,993 | 6,599,876 | (3,885,025) | 88,526,844 |
| - Percentage of net deferred tax assets on capital | 59.5% | | | 62.1% |
| - Percentage of net deferred tax assets over total assets | 4.8% | | | 4.9% |

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On March 31, 2023, there was a total of R$14,105 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

### d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

| | | | | | On March 31, 2023 - R$ thousand |
|---|---|---|---|---|---|
| | Temporary differences | | Carry-forward tax losses | | Total |
| | Income tax | Social contribution | Income tax | Social contribution | |
| 2023 | 8,612,626 | 6,827,815 | 351,908 | 96,781 | 15,889,130 |
| 2024 | 12,529,613 | 9,887,182 | 125,178 | 83,706 | 22,625,679 |
| 2025 | 4,685,415 | 3,722,573 | 109,501 | 74,467 | 8,591,956 |
| 2026 | 5,379,167 | 4,275,833 | 111,349 | 66,583 | 9,832,932 |
| 2027 | 5,234,629 | 3,971,545 | 129,177 | 77,015 | 9,412,366 |
| 2028 | 1,569,307 | 1,243,263 | 1,502,131 | 1,191,795 | 5,506,496 |
| 2029 | 321,809 | 248,471 | 2,688,329 | 2,162,240 | 5,420,849 |
| 2030 | 1,004,286 | 774,761 | 2,831,456 | 2,248,758 | 6,859,261 |
| 2031 | 356,967 | 208,722 | 2,221,060 | 2,406,014 | 5,192,763 |
| 2032 | 309,420 | 196,954 | 94,997 | 270,973 | 872,344 |
| Total | 40,003,239 | 31,357,119 | 10,165,086 | 8,678,332 | 90,203,776 |

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for losses incurred in receiving credits, established by Law No. 14,467/2022, were contemplated.

On March 31, 2022, the present value of tax credits, calculated considering the average funding rate, net of tax effects, amounts to R$80,048,928 thousand (R$77,682,708 thousand in December 2022), of which: R$65,318,971 thousand (R$62,480,443 thousand in December 2022) of temporary differences and R$14,729,957 thousand (R$15,202,265 thousand in December 2022) of tax loss and negative basis of social contribution.

### e) Deferred tax liabilities

| | | | | R$ thousands |
|---|---|---|---|---|
| | Balance on December 31, 2022 | Amount recorded | Realized/Decrease | Balance on March 31, 2023 |
| Fair value adjustment to securities and derivative financial instruments | 1,310,556 | 129,253 | (92,309) | 1,347,500 |
| Difference in depreciation | 434,496 | 45,312 | - | 479,808 |
| Judicial deposit | 2,735,883 | 149,422 | (146,997) | 2,738,308 |
| Other | 1,164,904 | 297,788 | (83,015) | 1,379,677 |
| Total deferred liabilities on temporary exclusions | 5,645,839 | 621,775 | (322,321) | 5,945,293 |
| Adjustment to fair value of available-for-sale securities | 61,184 | 4,659 | (9,576) | 56,267 |
| Total deferred tax expense (Note 33c) | 5,707,023 | 626,434 | (331,897) | 6,001,560 |

## 34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

### a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

| | | | | R$ thousands |
|---|---|---|---|---|
| | Accounting Statement of Financial Position | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Statement of Financial Position |
| Assets | | | | |
| Cash and due from banks | 20,748,593 | 168,802 | (1,032,178) | 19,885,217 |
| Interbank investments and Compulsory deposits with the Brazilian Central Bank | 292,379,747 | 22,088 | (379,854) | 292,021,981 |
| Securities and derivative financial instruments | 705,891,432 | 7,437,147 | 45,403,561 | 758,732,140 |
| Loans and leases | 540,439,364 | - | (528,922) | 539,910,442 |
| Other financial instruments | 162,940,344 | 2,090,145 | (1,306,762) | 163,723,727 |
| Expected credit loss associated with credit risk | (60,032,471) | - | - | (60,032,471) |
| Deferred income tax assets | 94,528,404 | 545,862 | - | 95,074,266 |
| Investments in associates and jointly controlled entities | 9,228,930 | (5,557,366) | - | 3,671,564 |
| Property and equipment | 8,143,071 | 303,845 | - | 8,446,916 |
| Intangible assets and goodwill | 16,779,168 | 3,667,346 | - | 20,446,514 |
| Other assets | 24,364,522 | 1,199,969 | (545,560) | 25,018,931 |
| Accumulated impairment of non-financial assets | (3,025,000) | 151,661 | - | (2,873,339) |
| Total on March 31, 2023 | 1,812,386,104 | 10,029,499 | 41,610,285 | 1,864,025,888 |
| Total on December 31, 2022 | 1,779,324,467 | 10,617,211 | 40,304,939 | 1,830,246,617 |

R$ thousands

| | Accounting Statement of Financial Position | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Statement of Financial Position |
|---|---|---|---|---|
| Liabilities | | | | |
| Deposits from banks | 293,860,103 | 2,013,609 | 35,355,504 | 331,229,216 |
| Deposits from customers | 586,861,257 | (497,315) | 2,637,491 | 589,001,433 |
| Securities issued | 231,685,420 | - | 10,725,318 | 242,410,738 |
| Subordinated debt | 47,885,523 | - | - | 47,885,523 |
| Derivative financial instruments | 26,159,341 | - | (2,116,518) | 24,042,823 |
| Other financial liabilities | 68,462,938 | (1,751,379) | (753,614) | 65,957,945 |
| Provisions | 365,804,599 | 1,243,644 | (19,732) | 367,028,511 |
| Deferred taxes | 6,001,560 | 72,657 | - | 6,074,217 |
| Other liabilities | 29,521,651 | 7,936,330 | (4,218,164) | 33,239,817 |
| Non-controlling shareholders | 822,370 | 1,011,953 | - | 1,834,323 |
| Equity | 155,321,342 | - | - | 155,321,342 |
| Total on March 31, 2023 | 1,812,386,104 | 10,029,499 | 41,610,285 | 1,864,025,888 |
| Total on December 31, 2022 | 1,779,324,467 | 10,617,211 | 40,304,939 | 1,830,246,617 |

R$ thousands

| | Accounting Income Statement | Proportionately consolidated (1) | Consolidation adjustments (2) | Managerial Income Statement |
|---|---|---|---|---|
| Revenue from financial intermediation | 51,023,398 | 571,377 | 764,226 | 52,359,001 |
| Expenses from financial intermediation | (31,440,474) | (156,683) | (1,401,430) | (32,998,587) |
| Financial margin | 19,582,924 | 414,694 | (637,204) | 19,360,414 |
| Expected Credit Loss Associated with Credit Risk expense | (9,661,923) | - | - | (9,661,923) |
| Gross income from financial intermediation | 9,921,001 | 414,694 | (637,204) | 9,698,491 |
| Other income from insurance, pension plans and capitalization bonds | 1,646,173 | - | - | 1,646,173 |
| Fee and commission income and income from banking fees | 6,888,490 | 1,285,671 | 516,968 | 8,691,129 |
| Personnel expenses | (5,612,044) | (194,952) | - | (5,806,996) |
| Other administrative expenses | (5,280,539) | (285,693) | 213,969 | (5,352,263) |
| Tax expenses | (1,820,865) | (171,218) | - | (1,992,083) |
| Share of profit (loss) of associates and jointly controlled entities | 395,879 | (355,144) | - | 40,735 |
| IR/CS and Other income/expenses | (1,857,791) | (693,358) | (93,733) | (2,644,882) |
| Net Income/Loss accumulated on March 31, 2023 | 4,280,304 | - | - | 4,280,304 |
| Net Income/Loss accumulated on March 31, 2022 | 7,009,200 | - | - | 7,009,200 |

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

## b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

| | Financial (1) (2) | | Insurance Group (2) (3) | | Other Activities (2) | Eliminations (4) | Managerial Accounting Statement of Financial Position |
|---|---|---|---|---|---|---|---|
| | Brazil | Overseas | Brazil | Overseas | | | |
| Assets | | | | | | | |
| Cash and due from banks | 13,567,072 | 6,484,091 | 334,756 | 5,689 | 101 | (506,492) | 19,885,217 |
| Interbank investments and Compulsory deposits with the Brazilian Central Bank | 290,980,632 | 1,039,324 | 2,025 | - | - | - | 292,021,981 |
| Securities and derivative financial instruments | 394,451,645 | 18,402,838 | 352,277,064 | 8,384 | 3,597,945 | (10,005,736) | 758,732,140 |
| Loans and leases | 498,783,917 | 70,015,191 | - | - | - | (28,888,666) | 539,910,442 |
| Other financial instruments | 159,473,375 | 735,177 | 10,215,285 | 14,716 | 122,609 | (6,837,435) | 163,723,727 |
| Expected credit loss associated with credit risk | (58,578,858) | (1,453,613) | - | - | - | - | (60,032,471) |
| Deferred income tax assets | 89,314,731 | 172,318 | 5,435,098 | 1,044 | 151,075 | - | 95,074,266 |
| Investments in associates and jointly controlled entities | 67,993,025 | - | 2,886,195 | - | 1,160 | (67,208,816) | 3,671,564 |
| Property and equipment | 6,287,768 | 76,291 | 2,082,586 | 262 | 9 | - | 8,446,916 |
| Intangible assets and goodwill | 17,449,678 | 40,906 | 2,955,450 | 183 | 297 | - | 20,446,514 |
| Other assets | 19,349,111 | 1,222,423 | 4,388,031 | 1,270 | 61,968 | (3,872) | 25,018,931 |
| Accumulated impairment of non-financial assets | (2,856,538) | - | (16,689) | - | (112) | - | (2,873,339) |
| **Total on March 31, 2023** | **1,496,215,558** | **96,734,946** | **380,559,801** | **31,548** | **3,935,052** | **(113,451,017)** | **1,864,025,888** |
| **Total on December 31, 2022** | **1,466,812,036** | **104,194,711** | **371,285,912** | **36,695** | **3,871,114** | **(115,953,851)** | **1,830,246,617** |

| | Financial Brazil | Financial Overseas | Insurance Group Brazil | Insurance Group Overseas | Other Activities (2) | Eliminations (4) | Managerial Accounting Statement of Financial Position |
|---|---|---|---|---|---|---|---|
| Liabilities | | | | | | | |
| Deposits from banks | 348,223,007 | 14,263,751 | - | - | - | (31,257,542) | 331,229,216 |
| Deposits from customers | 550,875,925 | 38,442,492 | - | - | - | (316,984) | 589,001,433 |
| Securities issued | 241,417,986 | 8,810,546 | - | - | - | (7,817,794) | 242,410,738 |
| Subordinated debt | 47,885,523 | - | - | - | - | - | 47,885,523 |
| Derivative financial instruments | 21,339,701 | 2,709,774 | 1,922 | - | - | (8,574) | 24,042,823 |
| Other financial liabilities | 65,905,295 | 52,650 | - | - | - | - | 65,957,945 |
| Provisions | 27,498,842 | 107,304 | 339,318,729 | 19,001 | 84,641 | (6) | 367,028,511 |
| Deferred taxes | 5,496,437 | 48,536 | 502,117 | - | 27,127 | - | 6,074,217 |
| Other liabilities | 31,074,970 | 896,774 | 8,093,496 | 1,557 | 14,321 | (6,841,301) | 33,239,817 |
| Non-controlling shareholders | 1,176,530 | 31,403,119 | 32,643,537 | 10,990 | 3,808,963 | (67,208,816) | 1,834,323 |
| Equity | 155,321,342 | - | - | - | - | - | 155,321,342 |
| **Total on March 31, 2023** | **1,496,215,558** | **96,734,946** | **380,559,801** | **31,548** | **3,935,052** | **(113,451,017)** | **1,864,025,888** |
| **Total on December 31, 2022** | **1,466,812,036** | **104,194,711** | **371,285,912** | **36,695** | **3,871,114** | **(115,953,851)** | **1,830,246,617** |

| | Financial (1) (2) | | Insurance Group (2) (3) | | Other Activities (2) | Eliminations (4) | R$ thousands<br>Managerial Income Statement |
|---|---|---|---|---|---|---|---|
| | Brazil | Overseas | Brazil | Overseas | | | |
| Revenue from financial intermediation | 41,570,810 | 1,374,312 | 9,969,923 | 1,071 | 133,076 | (690,191) | 52,359,001 |
| Expenses from financial intermediation | (25,017,398) | (643,325) | (8,028,049) | - | (6) | 690,191 | (32,998,587) |
| **Financial margin** | **16,553,412** | **730,987** | **1,941,874** | **1,071** | **133,070** | **-** | **19,360,414** |
| Expected Credit Loss Associated with Credit Risk expense | (9,509,278) | (152,645) | - | - | - | - | (9,661,923) |
| **Gross income from financial intermediation** | **7,044,134** | **578,342** | **1,941,874** | **1,071** | **133,070** | **-** | **9,698,491** |
| Other income from insurance, pension plans and capitalization bonds | - | - | 1,633,907 | 4,418 | - | 7,848 | 1,646,173 |
| Fee and commission income and income from banking fees | 8,095,705 | 169,496 | 436,345 | - | 1,396 | (11,813) | 8,691,129 |
| Personnel expenses | (5,089,046) | (109,136) | (599,374) | (3,652) | (5,788) | - | (5,806,996) |
| Other administrative expenses | (4,918,177) | (97,973) | (452,207) | (1,246) | (3,667) | 121,007 | (5,352,263) |
| Tax expenses | (1,647,388) | (4,988) | (333,071) | - | (6,636) | - | (1,992,083) |
| Share of profit (loss) of associates and jointly controlled entities | 34,700 | - | 6,035 | - | - | - | 40,735 |
| IR/CS and Other income/expenses | (1,429,117) | (102,606) | (953,474) | (1,454) | (41,189) | (117,042) | (2,644,882) |
| **Net Income/Loss accumulated on March 31, 2023** | **2,090,811** | **433,135** | **1,680,035** | **(863)** | **77,186** | **-** | **4,280,304** |
| **Net Income/Loss accumulated on March 31, 2022** | **4,227,658** | **294,307** | **2,519,440** | **(632)** | **(31,573)** | **-** | **7,009,200** |

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

## 35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

| | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | Shareholders of the parent (1) | | Associates and jointly controlled companies (2) | | Key Management Personnel (3) | | Total | |
| | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 | On March 31, 2023 | On December 31, 2022 |
| Assets | | | | | | | | |
| Interbank investments | - | - | - | 500,259 | - | - | - | 500,259 |
| Securities and derivative financial instruments | 88,981 | 87,464 | 334,329 | 245,323 | - | - | 423,310 | 332,787 |
| Loans and other assets | 13 | 11 | 609,691 | 709,437 | 159,354 | 205,947 | 769,058 | 915,395 |
| Liabilities | | | | | | | | |
| Demand deposits/Savings accounts | 125 | 294 | 36,518 | 125,597 | 27,642 | 17,885 | 64,285 | 143,776 |
| Time deposits | 1,946,124 | 3,369,309 | 1,442,205 | 540,871 | 551,137 | 542,016 | 3,939,466 | 4,452,196 |
| Securities sold under agreements to repurchase | 1,299,622 | 17,191 | 15,081 | 7,644 | - | - | 1,314,703 | 24,835 |
| Funds from issuance of securities and subordinated debts | 19,754,502 | 17,095,011 | - | - | 1,140,974 | 940,719 | 20,895,476 | 18,035,730 |
| Interest on own capital and dividends payable | 778,578 | 1,911,306 | - | - | - | - | 778,578 | 1,911,306 |
| Other liabilities | 23 | 9,023 | 13,029,356 | 15,019,045 | 11,500 | 39,826 | 13,040,879 | 15,067,894 |

| | | | | | | | Three months ended on March 31 - R$ thousands | |
|---|---|---|---|---|---|---|---|---|
| | Shareholders of the parent (1) | | Associates and jointly controlled companies (2) | | Key Management Personnel (3) | | Total | |
| | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 | 2023 | 2022 |
| Income from financial intermediation | 23,435 | 12,606 | 11,951 | 75,091 | 8 | - | 35,394 | 87,697 |
| Financial intermediation expenses | (767,331) | (494,333) | (41,109) | (38,124) | (54,889) | (26,439) | (863,329) | (558,896) |
| Income from services provided | 44 | 47 | 57,157 | 30,233 | 12 | 9 | 57,213 | 30,289 |
| Other expenses net of other operating revenues | 21,613 | 17,168 | (527,962) | (442,080) | (5,063) | (375,785) | (511,412) | (800,697) |

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

### b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2023, the maximum amount of R$649,622 thousand was determined for the remuneration of the Directors and R$596,300 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

#### Short and medium term remuneration to Key Management Personnel

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Remuneration | 156,280 | 191,921 |
| Total | 156,280 | 191,921 |

#### Post-employment benefits

| | R$ thousands | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Defined contribution pension plans | 145,148 | 121,213 |
| Total | 145,148 | 121,213 |

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

#### Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

| Direct ownership | On March 31, 2023 | On December 31, 2022 |
|---|---|---|
| • Common shares | 0.34% | 0.34% |
| • Preferred shares | 0.83% | 0.83% |
| • Total shares (1) | 0.58% | 0.58% |

(1) On December 31, 2022, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.88% of common shares, 0.88% of preferred shares and 1.88% of all shares (2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares on December 31, 2022).

## 36) RISK AND CAPITAL MANAGEMENT

### a) Risk Management

Risk management activity is highly strategic due to the growing complexity of products and services and the globalization of the Organization's businesses. The dynamism of the markets leads the Organization to constantly improve this activity.

The Organization carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making.

The Organization has the Integrated Risk Management and Capital Allocation Committee (COGIRAC), whose purpose is to advise the Chief Executive Officer in the performance of his attributions related to the management and control of all risks and capital of the Organization.

The risk management structure also has Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, and there is also the Executive Committee for Products and Services and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

Additionally, it is up to the Risk Committee, evaluate the Organization's risk management framework and, eventually, propose improvements and challenge the Organization's risk structure in the face of new trends and/or threats, as well as advise the Board of Directors on performance of its attributions in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

### b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year ended on December 31, 2022, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

| Calculation basis - Basel Ratio | R$ thousands | |
|---|---|---|
| | Basel III | |
| | On March 31, 2023 | On December 31, 2022 |
| | Prudential | |
| **Regulatory capital - values** | | |
| Common equity | 104,600,242 | 106,500,779 |
| Level I | 118,613,894 | 120,624,009 |
| Reference Equity - RE | 142,648,106 | 144,282,538 |
| Excess of resources invested in permanent assets | - | - |
| PR Highlight | - | - |
| **Risk-weighted assets (RWA) - amounts** | | |
| Total RWA | 945,116,186 | 971,611,195 |
| **Regulatory capital as a proportion of RWA** | | |
| Index of Common equity - ICP | 11.1% | 11.0% |
| Level 1 Index | 12.6% | 12.4% |
| Basel Ratio | 15.1% | 14.8% |
| **Additional Common Equity (ACP) as a proportion of RWA** | | |
| Additional Common Equity Conservation - ACPConservation | 2.50% | 2.50% |
| Additional Contracyclic Common Equity - ACPContracyclic | 0.00% | 0.00% |
| Additional Systemic Importance of Common Equity - Systemic ACPS | 1.00% | 1.00% |
| Total ACP (1) | 3.50% | 3.50% |
| Excess Margin of Common Equity | 3.07% | 2.96% |
| **Leverage Ratio (AR)** | | |
| Total exposure | 1,644,823,821 | 1,639,736,361 |
| AR | 7.2% | 7.4% |
| **Short Term Liquidity Indicator (LCR)** | | |
| Total High Quality Liquid Assets (HQLA) | 207,279,746 | 198,600,676 |
| Total net cash outflow | 125,458,670 | 124,038,502 |
| LCR | 165.2% | 160.1% |
| **Long Term Liquidity Indicator (NSFR)** | | |
| Available stable funding (ASF) | 874,292,756 | 877,734,697 |
| Stable resources required (RSF) | 720,798,036 | 728,633,715 |
| NSFR | 121.3% | 120.5% |

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

## c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

## d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

**Trading Portfolio:** it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

**Banking Portfolio:** composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

### VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

| Risk factors (1) | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Fixed rates | 5,436 | 1,498 |
| IGPM/IPCA | 21,456 | 3,629 |
| Exchange coupon | 34 | 38 |
| Foreign currency | 2,375 | 1,854 |
| Equities | 1,497 | 1,964 |
| Sovereign/Eurobonds and Treasuries | 4,082 | 3,524 |
| Other | 4,873 | 1,439 |
| Correlation/diversification effect | (20,660) | (8,252) |
| **VaR (Value at Risk)** | **19,093** | **5,694** |

(1) Amounts net of tax effects.

### Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

**Scenario 1:** Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.08 a scenario of R$5.13 was used, while for a 1-year fixed interest rate of 12.85%, a 12.86% scenario was applied;

**Scenario 2:** 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.08 a scenario of R$6.35 was used, while for a 1-year fixed interest rate of 12.85%, a 16.07% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

**Scenario 3:** 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.08 a scenario of R$7.62 was used, while for a 1-year fixed interest rate of

12.85%, a 19.28% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

| | | R$ thousands | | | | | |
|---|---|---|---|---|---|---|---|
| | | Trading Portfolio (1) | | | | | |
| | | On March 31, 2023 | | | On December 31, 2022 | | |
| | | Scenarios | | | Scenarios | | |
| | | 1 | 2 | 3 | 1 | 2 | 3 |
| Interest rate in Reais (2) | Exposure subject to variations in fixed interest rates and interest rate coupons | (28) | (2,430) | (2,708) | (63) | (21,058) | (41,285) |
| Price indexes | Exposure subject to variations in price index coupon rates | (3,521) | (71,110) | (147,776) | (3,129) | (51,918) | (110,853) |
| Exchange coupon | Exposure subject to variations in foreign currency coupon rates | 15 | 1,602 | 3,051 | (2) | (339) | (670) |
| Foreign currency | Exposure subject to exchange rate variations | 384 | 9,608 | 19,216 | 800 | 20,000 | 40,000 |
| Equities | Exposure subject to variation in stock prices | (58) | (1,457) | (2,914) | (130) | (3,256) | (6,512) |
| Sovereign/Eurobonds and Treasuries | Exposure subject to variations in the interest rate of securities traded on the international market | 102 | 6,876 | 13,283 | 42 | 3,942 | 7,744 |
| Other | Exposure not classified in other definitions | (37) | (931) | (1,862) | (135) | (866) | (1,730) |
| Total excluding correlation of risk factors | | (3,144) | (57,843) | (119,710) | (2,618) | (53,495) | (113,308) |

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 312bps and 608bps (scenarios 2 and 3 respectively) as of March 31, 2023 (December 31, 2022 - the values were approximately 326bps and 633bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

## II - Sensitivity Analysis – Trading and Banking Portfolios

| | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|
| | | Trading and Banking Portfolios (1) | | | | | |
| | | On March 31, 2023 | | | On December 31, 2022 | | |
| | | Scenarios | | | Scenarios | | |
| | | 1 | 2 | 3 | 1 | 2 | 3 |
| Interest rate in Reais (2) | Exposure subject to variations in fixed interest rates and interest rate coupons | (3,447) | (1,467,224) | (3,173,367) | (7,204) | (2,730,345) | (5,582,444) |
| Price indexes | Exposure subject to variations in price index coupon rates | (20,600) | (2,336,667) | (4,236,709) | (20,236) | (2,290,418) | (4,152,134) |
| Exchange coupon | Exposure subject to variations in foreign currency coupon rates | (1,693) | (192,455) | (370,171) | (1,134) | (135,476) | (259,477) |
| Foreign currency | Exposure subject to exchange rate variations | (4,548) | (113,702) | (227,405) | 8,450 | 211,248 | 422,496 |
| Equities | Exposure subject to variation in stock prices | (32,999) | (824,967) | (1,649,933) | (33,013) | (825,318) | (1,650,636) |
| Sovereign/Eurobonds and Treasuries | Exposure subject to variations in the interest rate of securities traded on the international market | (366) | (23,628) | (46,255) | 943 | (47,166) | (94,368) |
| Other | Exposure not classified in other definitions | (136) | (3,398) | (6,795) | (158) | (1,432) | (2,862) |
| Total excluding correlation of risk factors | | (63,789) | (4,962,041) | (9,710,636) | (52,352) | (5,818,907) | (11,319,425) |

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 330bps and 655bps (scenarios 2 and 3 respectively) as of March 31, 2023 (December 31, 2022 - the values were approximately 346bps and 675bps in scenarios 2 and 3 respectively).

### e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and the environment. The social and environmental risks associated with financial institutions are mostly indirect and arise from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a governance structure, composed of committees, policies, rules and procedures, which ensures proactively the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with the BCB Resolutions and observes the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and the Organization's profile of activities.

The Organization seeks to constantly incorporate and improve the criteria for managing socio-environmental risk arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Actions for the Environment (UNEP-FI), the Global Compact, among others.

In addition, the Organization has been a signatory to the Equator Principles since 2004, which assesses, among other requirements, working conditions, human rights, impacts on traditional communities and the environment of projects financed by the Organization, in compliance with Brazilian legislation, the guidelines of the International Finance Corporation (IFC) and World Bank Health, Safety and Environment Guidelines.

### f) Climate Risk

Climate risk represents the possibility of financial losses for the Organization due to the potential impacts resulting from changes in the climate. These changes may derive from physical impacts caused by weather events such as floods, storms, frost, landslides, water crises, temperature increase, among others. The set of changes that have these consequences are called physical risks. Climate risk, when associated with financial institutions, is mostly indirect and comes from business relationships with customers and suppliers.

The climate risk management process has a governance structure composed of committees, policies, rules and procedures, which enable identification, classification, and monitoring, in accordance with BCB Resolutions and in line with the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing climate risks arising from business relationships with customers, through credit and financing operations, guarantees, suppliers and investments, which make up the scope of analysis reflected in the Risk Standard. Organization's Social, Environmental and Climate Change.

The Organization assumed commitments related to climate aspects, with emphasis on the Net Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI) in addition to being a signatory to the Global Compact and integrating the United Nations Environment Program (UNEP- FI). Since 2019 has participated in sectoral initiatives focused on the development of methodologies and tools for managing climate risks for the banking industry, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

## g) Statement of financial position by currency and maturity

### I – The statement of financial position by currency

| | | | | R$ thousands |
|---|---|---|---|---|
| | On March 31, 2023 | | | On December 31, 2022 |
| | Total | Local currency | Foreign currency (1) (2) | Foreign currency (1) (2) |
| Assets | | | | |
| Cash and due from banks | 20,748,593 | 12,228,010 | 8,520,583 | 8,478,739 |
| Financial instruments | 1,697,996,222 | 1,594,344,181 | 103,652,041 | 107,009,148 |
| - Interbank investments | 188,688,625 | 187,538,550 | 1,150,075 | 880,857 |
| - Compulsory deposits with the Brazilian Central Bank | 103,691,122 | 103,625,145 | 65,977 | 95,705 |
| - Securities | 678,055,903 | 648,693,925 | 29,361,978 | 31,139,849 |
| - Derivative financial instruments | 27,835,529 | 25,885,944 | 1,949,585 | 2,376,199 |
| - Loans | 536,784,699 | 492,950,308 | 43,834,391 | 45,734,173 |
| - Other financial instruments | 162,940,344 | 135,650,309 | 27,290,035 | 26,782,365 |
| Leases | 3,654,665 | 3,654,665 | - | - |
| Expected credit loss associated with credit risk | (60,032,471) | (58,578,858) | (1,453,613) | (1,409,624) |
| - Loans | (53,618,794) | (52,165,181) | (1,453,613) | (1,409,624) |
| - Leases | (45,755) | (45,755) | - | - |
| - Other receivables | (6,367,922) | (6,367,922) | - | - |
| Deferred income tax assets | 94,528,404 | 94,355,042 | 173,362 | 206,188 |
| Investments in associates and jointly controlled entities | 9,228,930 | 9,228,930 | - | - |
| Property and equipment | 20,891,111 | 20,658,786 | 232,325 | 220,138 |
| Intangible assets | 42,053,827 | 41,843,383 | 210,444 | 202,512 |
| Accumulated depreciation and amortization | (38,022,699) | (37,697,571) | (325,128) | (324,197) |
| - Property and equipment | (12,748,040) | (12,592,267) | (155,773) | (157,882) |
| - Intangible assets | (25,274,659) | (25,105,304) | (169,355) | (166,315) |
| Other assets | 24,364,522 | 23,140,830 | 1,223,692 | 1,153,298 |
| Accumulated impairment of non-financial assets | (3,025,000) | (3,025,000) | | - |
| Total assets | 1,812,386,104 | 1,700,152,398 | 112,233,706 | 115,536,202 |
| | | | | |
| Liabilities | | | | |
| Deposits and other financial liabilities | 1,254,914,582 | 1,160,786,757 | 94,127,825 | 94,969,335 |
| - Deposits from banks | 293,860,103 | 266,322,869 | 27,537,234 | 23,623,611 |
| - Deposits from customers | 586,861,257 | 550,940,500 | 35,920,757 | 39,083,142 |
| - Securities issued | 231,685,420 | 222,874,874 | 8,810,546 | 12,389,132 |
| - Subordinated debts | 47,885,523 | 47,885,523 | - | - |
| - Derivative financial instruments | 26,159,341 | 21,243,959 | 4,915,382 | 4,624,695 |
| - Other financial liabilities | 68,462,938 | 51,519,032 | 16,943,906 | 15,248,755 |
| Provisions | 365,804,599 | 365,678,209 | 126,390 | 122,738 |
| - Technical provision for insurance, pension plans and capitalization bonds | 332,904,954 | 332,892,047 | 12,907 | 14,730 |
| - Other provisions | 32,899,645 | 32,786,162 | 113,483 | 108,008 |
| Deferred taxes | 6,001,560 | 5,953,024 | 48,536 | 43,219 |
| Other liabilities | 29,521,651 | 28,586,748 | 934,903 | 1,154,325 |
| Total liabilities | 1,656,242,392 | 1,561,004,738 | 95,237,654 | 96,289,617 |
| | | | | - |
| Equity | | | | - |
| Equity attributable to shareholders of the parent | 155,321,342 | 155,321,342 | - | - |
| Non-controlling shareholders | 822,370 | 822,370 | - | - |
| Total Shareholders' equity | 156,143,712 | 156,143,712 | - | - |
| Total Liability and Shareholders' equity | 1,812,386,104 | 1,717,148,450 | 95,237,654 | 96,289,617 |
| Net position of assets and liabilities | | | 16,996,052 | 19,246,585 |
| Net position of derivatives (2) | | | (16,536,023) | (22,887,227) |
| Other net off-balance-sheet accounts (3) | | | (93,018) | (578,242) |
| Net foreign exchange position (passive) (4) | | | 367,011 | (4,218,884) |

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(766,194) thousand in the first quarter of 2023 (R$(4,461,289) thousand in 2022), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$395,942 thousand (R$338,774 thousand in 2022).

II - The statement of financial position by maturity

| | | | | | | R$ thousands |
|---|---|---|---|---|---|---|
| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | No stated maturity | Total |
| Assets | | | | | | |
| Cash and due from banks | 20,748,593 | - | - | - | - | 20,748,593 |
| Financial instruments | 861,393,837 | 176,746,568 | 113,392,672 | 546,463,145 | - | 1,697,996,222 |
| - Reverse repurchase agreements (1) | 168,064,776 | 14,719,530 | 3,362,630 | 2,541,689 | - | 188,688,625 |
| - Compulsory deposits with the Brazilian Central Bank | 103,625,208 | 65,914 | - | - | - | 103,691,122 |
| - Securities (1) (2) | 416,955,991 | 17,716,339 | 16,657,414 | 226,726,159 | - | 678,055,903 |
| - Derivative financial instruments (1) (2) | 16,431,646 | 1,572,841 | 2,843,515 | 6,987,527 | - | 27,835,529 |
| - Loans | 54,858,058 | 100,637,148 | 83,014,972 | 298,274,521 | - | 536,784,699 |
| - Other financial instruments | 101,458,158 | 42,034,796 | 7,514,141 | 11,933,249 | - | 162,940,344 |
| Leases | 178,808 | 569,402 | 633,351 | 2,273,104 | - | 3,654,665 |
| Expected credit loss associated with credit risk | (19,908,893) | (9,281,743) | (7,951,440) | (22,890,395) | - | (60,032,471) |
| - Loans | (17,538,935) | (6,566,504) | (6,740,791) | (22,772,564) | - | (53,618,794) |
| - Leases | (2,800) | (7,923) | (8,519) | (26,513) | - | (45,755) |
| - Other receivables | (2,367,158) | (2,707,316) | (1,202,130) | (91,318) | - | (6,367,922) |
| Deferred income tax assets | 1,038,879 | 10,218,051 | 10,579,721 | 72,691,753 | - | 94,528,404 |
| Investments in associates and jointly controlled entities | - | - | - | - | 9,228,930 | 9,228,930 |
| Property and equipment | 217,834 | 1,089,169 | 1,307,002 | 5,258,936 | 270,130 | 8,143,071 |
| Intangible assets | 462,414 | 1,820,028 | 1,763,973 | 12,480,295 | 252,458 | 16,779,168 |
| Other assets | 10,643,935 | 827,196 | 2,014,895 | 10,878,496 | - | 24,364,522 |
| Accumulated impairment of non-financial assets | (3,024,829) | - | - | (171) | - | (3,025,000) |
| Total on March 31, 2023 | 871,750,578 | 181,988,671 | 121,740,174 | 627,155,163 | 9,751,518 | 1,812,386,104 |
| Total on December 31, 2022 | 847,717,987 | 188,036,866 | 116,869,909 | 616,728,599 | 9,971,106 | 1,779,324,467 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Liabilities | | | | | | |
| Deposits and other financial liabilities | 522,633,103 | 125,268,084 | 146,864,153 | 446,135,590 | 14,013,652 | 1,254,914,582 |
| - Deposits from banks (1) (3) | 243,710,505 | 20,825,631 | 11,484,446 | 17,839,521 | - | 293,860,103 |
| - Deposits from customers (3) | 198,364,290 | 45,733,769 | 85,830,543 | 256,932,655 | - | 586,861,257 |
| - Securities issued | 8,852,574 | 43,797,762 | 47,131,349 | 131,903,735 | - | 231,685,420 |
| - Subordinated debts | 2,053 | 1,961,086 | 363,043 | 31,545,689 | 14,013,652 | 47,885,523 |
| - Derivative financial instruments | 18,783,362 | 1,398,285 | 1,611,717 | 4,365,977 | - | 26,159,341 |
| - Other financial liabilities | 52,920,319 | 11,551,551 | 443,055 | 3,548,013 | - | 68,462,938 |
| Provisions | 293,064,370 | 1,176,443 | 1,490,185 | 70,073,601 | - | 365,804,599 |
| - Technical provision for insurance, pension plans and capitalization bonds (3) | 280,933,014 | - | - | 51,971,940 | - | 332,904,954 |
| - Other provisions | 12,131,356 | 1,176,443 | 1,490,185 | 18,101,661 | - | 32,899,645 |
| Deferred taxes | 131,159 | 30,383 | 36,175 | 5,803,843 | - | 6,001,560 |

| | 1 to 30 days | 31 to 180 days | 181 to 360 days | More than 360 days | No stated maturity | R$ thousands<br>Total |
|---|---|---|---|---|---|---|
| Other liabilities | 28,412,919 | 14,499 | 67,338 | 1,026,895 | - | 29,521,651 |
| | | | | | | |
| Equity | | | | | | |
| Equity attributable to shareholders of the parent | - | - | - | - | 155,321,342 | 155,321,342 |
| Non-controlling shareholders | - | - | - | - | 822,370 | 822,370 |
| Total Shareholders' equity | - | - | - | - | 156,143,712 | 156,143,712 |
| Total on March 31, 2023 | 844,241,551 | 126,489,409 | 148,457,851 | 523,039,929 | 170,157,364 | 1,812,386,104 |
| Total on December 31, 2022 | 824,753,478 | 121,406,171 | 159,375,987 | 504,664,387 | 169,124,444 | 1,779,324,467 |
| | | | | | | |
| Net assets accumulated on March 31, 2023 | 27,509,027 | 83,008,289 | 56,290,612 | 160,405,845 | | |
| Net assets on December 31, 2022 | 22,964,509 | 89,595,204 | 47,089,126 | 159,153,338 | | |

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

## 37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, in the first quarter of 2023, were R$310,483 thousand (R$271,155 thousand in 2022).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the first quarter of 2023, the amount of R$1,425,667 thousand (R$1,236,259 thousand in 2022).

## 38) OTHER INFORMATION

### a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

| | | | | R$ thousands |
|---|---|---|---|---|
| | On March 31, 2023 | | On December 31, 2022 | |
| | Book value | Fair Value | Book value | Fair Value |
| **Assets** | | | | |
| Interbank investments | 188,688,625 | 188,758,383 | 122,479,579 | 122,530,217 |
| Compulsory deposits with the Brazilian Central Bank | 103,691,122 | 103,691,122 | 101,973,384 | 101,973,384 |
| Securities: | | | | |
| - Trading securities | 287,857,977 | 287,857,977 | 285,640,534 | 285,640,534 |
| - Available-for-sale securities | 285,478,890 | 285,478,890 | 321,359,007 | 321,359,007 |
| - Held-to-maturity securities | 104,719,036 | 101,411,781 | 105,537,649 | 101,797,554 |
| Derivative financial instruments | 27,835,529 | 27,835,529 | 16,258,496 | 16,258,496 |
| Loans (1) | 642,802,429 | 635,948,416 | 656,944,591 | 650,606,365 |
| Other financial instruments | 75,442,078 | 75,442,078 | 72,252,317 | 72,252,317 |
| **Liabilities** | | | | |
| Deposits from banks | 293,860,103 | 295,137,565 | 281,948,038 | 282,146,097 |
| Deposits from customers | 586,861,257 | 587,664,927 | 590,682,206 | 591,820,200 |
| Securities issued | 231,685,420 | 220,922,102 | 222,257,328 | 213,546,452 |
| Subordinated debt | 47,885,523 | 49,509,878 | 52,241,332 | 53,842,376 |
| Derivative financial instruments | 26,159,341 | 26,159,341 | 13,341,324 | 13,341,324 |
| Other financial liabilities | 53,598,139 | 53,598,139 | 55,307,084 | 55,307,084 |

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include

financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

| | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | On December 31, 2022 | | | |
| | Level 1 | Level 2 | Level 3 | Fair Value | Level 1 | Level 2 | Level 3 | Fair Value |
| **Trading securities** | 238,637,811 | 48,517,908 | 702,258 | 287,857,977 | 237,380,619 | 47,559,442 | 700,473 | 285,640,534 |
| Financial treasury bills | 142,852,094 | - | - | 142,852,094 | 135,850,969 | - | - | 135,850,969 |
| National treasury notes | 46,678,960 | 5,456,640 | - | 52,135,600 | 43,141,335 | 5,604,251 | - | 48,745,586 |
| Financial bills | - | 33,459,620 | - | 33,459,620 | - | 32,829,525 | - | 32,829,525 |
| National treasury bills | 16,007,664 | - | - | 16,007,664 | 25,941,891 | - | - | 25,941,891 |
| Debentures | 10,406,296 | 6,407,342 | 48,581 | 16,862,219 | 10,566,061 | 5,707,650 | 43,283 | 16,316,994 |
| Brazilian foreign debt securities | 89,569 | - | - | 89,569 | 113,828 | - | - | 113,828 |
| Other | 22,603,228 | 3,194,306 | 653,677 | 26,451,211 | 21,766,535 | 3,418,016 | 657,190 | 25,841,741 |
| **Derivatives** | (1,877,276) | 3,954,082 | (400,618) | 1,676,188 | (1,526,268) | 4,978,273 | (534,833) | 2,917,172 |
| Derivative financial instruments (assets) | 14,521,259 | 13,222,555 | 91,715 | 27,835,529 | 3,414,581 | 12,734,059 | 109,856 | 16,258,496 |
| Derivative financial instruments (liabilities) | (16,398,535) | (9,268,473) | (492,333) | (26,159,341) | (4,940,849) | (7,755,786) | (644,689) | (13,341,324) |
| **Available-for-sale securities** | 167,239,613 | 107,052,284 | 11,186,993 | 285,478,890 | 205,773,516 | 104,717,817 | 10,867,674 | 321,359,007 |
| National treasury notes | 70,209,266 | - | - | 70,209,266 | 78,526,279 | - | - | 78,526,279 |
| Debentures | 8,066,784 | 61,286,904 | 8,725,756 | 78,079,444 | 8,134,438 | 61,102,014 | 8,595,304 | 77,831,756 |
| National treasury bills | 41,894,288 | - | - | 41,894,288 | 63,752,639 | - | - | 63,752,639 |
| Stocks | 3,512,362 | 5,534,503 | 1,094,328 | 10,141,193 | 4,010,327 | 5,534,503 | 1,094,374 | 10,639,204 |
| Foreign government bonds | 7,977,061 | 2,590,491 | - | 10,567,552 | 7,379,099 | 2,646,524 | - | 10,025,623 |
| Foreign corporate securities | 3,323,552 | - | - | 3,323,552 | 3,616,163 | - | - | 3,616,163 |
| Promissory notes | - | 12,444,231 | 29,546 | 12,473,777 | - | 12,522,839 | - | 12,522,839 |
| Certificates of real estate receivables | - | 1,339,187 | 229,099 | 1,568,286 | - | 1,408,306 | 168,253 | 1,576,559 |
| Other | 32,256,300 | 23,856,968 | 1,108,264 | 57,221,532 | 40,354,571 | 21,503,631 | 1,009,743 | 62,867,945 |
| **Total** | 404,000,148 | 159,524,274 | 11,488,633 | 575,013,055 | 441,627,867 | 157,255,532 | 11,033,314 | 609,916,713 |
| **Public** | 355,840,715 | 8,047,131 | 20,191 | 363,908,037 | 394,004,227 | 8,250,774 | 21,320 | 402,276,321 |
| **Private** | 48,159,433 | 151,477,143 | 11,468,442 | 211,105,018 | 47,623,640 | 149,004,758 | 11,011,994 | 207,640,392 |

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| | | | | | R$ thousands |
|---|---|---|---|---|---|
| | Trading securities | Assets Derivative | Liabilities Derivatives | Available-for-sale securities | Total |
| **Balance on January 1ST, 2023** | 700,473 | 109,856 | (644,689) | 10,867,674 | 11,033,314 |
| Recognized in income | 23,865 | - | - | 335,985 | 359,850 |
| Recognized in accumulated other comprehensive income | - | - | - | (282,808) | (282,808) |
| Acquisitions | - | - | - | 197,997 | 197,997 |
| Disposals | (29,483) | (18,141) | 152,356 | (156,966) | (52,234) |
| Maturities | - | - | - | (101,994) | (101,994) |
| Transfer to other levels (1) | 7,403 | - | - | 327,105 | 334,508 |
| **Balance on March 31, 2023** | 702,258 | 91,715 | (492,333) | 11,186,993 | 11,488,633 |

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

| | | | | | R$ thousands |
|---|---|---|---|---|---|
| | Scenarios | On March 31, 2023 | | On December 31, 2022 | |
| | | Impact on income | Impact on shareholders' equity | Impact on income | Impact on shareholders' equity |
| Interest rate in Reais | 1 | - | 517 | - | 536 |
| | 2 | - | 144,215 | (15) | 147,432 |
| | 3 | - | 253,746 | (30) | 259,870 |
| Price indexes | 1 | - | (148) | - | (82) |
| | 2 | - | (20,566) | - | (11,867) |
| | 3 | - | (38,478) | - | (21,985) |
| Exchange coupon | 1 | - | (13,005) | - | (7) |
| | 2 | - | (868) | - | (866) |
| | 3 | - | (1,702) | - | (1,691) |
| Foreign currency | 1 | - | 476 | - | 335 |
| | 2 | - | 11,891 | - | 8,385 |
| | 3 | - | 23,782 | - | 16,770 |
| Equities | 1 | 3,530 | 5,909 | 3,549 | 5,910 |
| | 2 | 88,246 | 147,734 | 88,720 | 147,741 |
| | 3 | 176,492 | 295,469 | 177,441 | 295,481 |

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

**Scenario 1:** Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.08, a scenario of R$5.13 was applied, while for a 1-year fixed interest rate of 12.85%, a scenario of 12.86% was applied;

**Scenario 2:** 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.08, a scenario of R$6.35 was applied, while for a 1-year fixed interest rate of 12.85%, a 16.07% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

**Scenario 3:** 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.08 a scenario of R$7.62 was applied, while for a 1-year fixed interest rate of 12.85%, a 19.28% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

| | | | | | | | | | | R$ thousands |
|---|---|---|---|---|---|---|---|---|---|---|
| | On March 31, 2023 | | | | | On December 31, 2022 | | | | |
| | Level 1 | Level 2 | Level 3 | Fair Value | Book value | Level 1 | Level 2 | Level 3 | Fair Value | Book value |
| **Assets** | | | | | | | | | | |
| Interbank investments | - | 188,758,383 | - | 188,758,383 | 188,688,625 | - | 122,530,217 | - | 122,530,217 | 122,479,579 |
| Securities held to maturity | 97,191,834 | 3,987,595 | 232,352 | 101,411,781 | 104,719,036 | 96,880,576 | 4,651,009 | 265,969 | 101,797,554 | 105,537,649 |
| Loans | - | - | 635,948,416 | 635,948,416 | 642,802,429 | - | - | 650,606,365 | 650,606,365 | 656,944,591 |
| **Liabilities** | | | | | | | | | | |
| Deposits from banks | - | - | 295,137,565 | 295,137,565 | 293,860,103 | - | - | 282,146,097 | 282,146,097 | 281,948,038 |
| Deposits from customers | - | - | 587,664,927 | 587,664,927 | 586,861,257 | - | - | 591,820,200 | 591,820,200 | 590,682,206 |
| Securities issued | - | - | 220,922,102 | 220,922,102 | 231,685,420 | - | - | 213,546,452 | 213,546,452 | 222,257,328 |
| Subordinated debt | - | - | 49,509,878 | 49,509,878 | 47,885,523 | - | - | 53,842,376 | 53,842,376 | 52,241,332 |

Below we list the methodologies used to determine the fair values presented above:

**Interbank investments:** Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

**Held-to-maturity securities:** Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

**Loan:** The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

**Deposits from banks and clients:** The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

**Funds from securities issued and Subordinated debt:** Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

## b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Both our accounting and recurring result on March 31, 2023 was R$4,280 million.

Our accounting result as of March 31, 2022 was R$7,009 million, the recurring result was R$6,821 million and the non-recurring result was R$188 million net of taxes, which is not expected to occur in future years. , below we detail:

i. Goodwill Amortization – R$ (42) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and
ii. Others – R$ 231 million – Related to the gain from the demutualization of investment.

## c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on March 31, 2023, amounted to R$1,107,422,127 thousand (R$1,102,155,592 thousand on December 31, 2022).

d) Standards, amendments and interpretations of standards applicable in future periods

**CMN Resolution No. 4,975 -** Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer a classification into operating and financial leasing; and (ii) all lease transactions must be recognized as a right-of-use asset against a lease liability and interest expense on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the norm.

**CMN Resolution No. 4,966 and BCB Resolution No. 309 -** Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other results comprehensive and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be subject to revaluation at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantee operations provided and credit limits. The classification of losses is divided into 3 (three) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as your credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

On March 30, 2023, the Central Bank released BCB Resolution No. 309, a supplementary rule to CMN Resolution No. 4,966, which establishes the accounting procedures on the definition of cash flows from financial assets as payment of principal and interest only, the application of methodology for calculating the effective interest rate on financial instruments, setting up a provision for losses associated with credit risk, and disclosing information relating to financial instruments in explanatory notes.

Bradesco prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new norm as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating normative and process impacts, define aspects of governance, identify systemic aspects and disseminate concepts through employee training.

The Bank has been evaluating the application of the referreds rules and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

## e) Consortium funds

| | R$ thousands | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Monthly estimate of funds receivable from consortium members | 799,099 | 798,587 |
| Contributions payable by the group | 47,946,137 | 48,491,710 |
| Consortium members - assets to be included | 42,204,055 | 42,865,797 |
| Credits available to consortium members | 7,982,434 | 7,939,623 |

| | In units | |
|---|---|---|
| | On March 31, 2023 | On December 31, 2022 |
| Number of groups managed | 3,401 | 3,554 |
| Quantity of assets pending delivery | 125,482 | 128,874 |
| Quantity of total delivered assets | 2,557,814 | 2,500,203 |
| Quantity of total active consortium members | 1,533,071 | 1,569,684 |
| Quantity of total dropouts and cancellations | 1,575,798 | 1,533,725 |
| Default rate | 3.61% | 3.75% |

| | In units | |
|---|---|---|
| | Three months ended on March 31 | |
| | 2023 | 2022 |
| Quantity of assets delivered in the period | 57,611 | 53,914 |
| Quantity of active consortium members in the period | 123,897 | 138,130 |
| Quantity of dropouts and cancellations in the period | 116,312 | 82,215 |

## f) Compulsory collection

In 2023, there were no changes to the compulsory collection rules.

g) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL, having effect as of January 1, 2025. We highlight the rules of this law: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the actual profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

Reporting Date April 18, 2023

## Board of Directors

**Chairman**
Luiz Carlos Trabuco Cappi

**Vice Chairman**
Alexandre da Silva Glüher

**Members**
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

## Board of Executive Officers

**Executive Officers**
**Chief Executive Officer**
Octavio de Lazari Junior

**Executive Vice-Presidents**
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

**Managing Officers**
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

**Deputy Officers**
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

**Department Officers**
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Roberto Medeiros Paula

**Officers**
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcílio
Julio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

**Regional Officers**
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

## Committees Subordinated to the Board of Directors

### Statutory Committees

**Audit Committee**
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

**Remuneration Committee**
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

### Non-Statutory Committees

**Ethics Integrity and Conduct Committee**
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gontijo Júnior
Clayton Neves Xavier

**Risk Committee**
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

**Nomination and Succession Planning Committee**
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

**Sustainability and Diversity Committee**
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

**Strategic Committee**
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

## Committee Subordinated to the Chief Executive Officer

**Disclosure Executive Committee**
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

## Fiscal Council

**Sitting Members**
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

***Deputy Members**
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni
Paulo Henrique Andolhe

## Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

**General Accounting Department**
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To

Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

**Introduction**

We have reviewed the interim consolidated statement of financial position of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of March 31, 2023, and the related statements of income and comprehensive income, changes in shareholders equity and cash flow for the three-month period then ended, including the main explanatory notes, comprising the main accounting policies to condensed interim consolidated accounting information.

Management of Bradesco is responsible for the preparation of this condensed interim consolidated financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this condensed interim consolidated financial information based on our review.

**Scope of review**

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

**Conclusion**

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March 31, 2023, the consolidated performance of its operations and its consolidated cash flows for the three-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

**Other matters - Statements of Added Value**

The condensed interim consolidated financial information, related to the Statements of Value Added ("DVA") for the three-month period ended as at March 31, 2023, prepared under Bradesco Management responsibility, and which presentation is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the condensed interim consolidated financial information of the Banco Bradesco S.A. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the condensed interim consolidated financial information taken as a whole.

**Other matters – Condensed Interim Consolidated Financial Information**

These condensed interim consolidated financial information for the quarter ended March 31, 2023, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are additionally being presented, as permitted by Article 77 of CMN Resolution No. 4,966, to the condensed interim consolidated financial information prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and were presented separately by Bradesco, on this date and on which we have issued an limited review report, without any modification, dated May 4, 2023.

São Paulo, May 4th, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
*Contador* CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the first quarter of 2023 and, in view of the meetings held with (i) the management areas and administrators; and (ii) KPMG Auditores Independentes and its reports are of the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, May 4, 2023.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco